Exhibit 99

APPROVED BY
the Information Disclosure Committee of
Management Board, OJSC Rostelecom

Minutes No.2 dated November 13, 2006

QUARTERLY REPORT

Open Joint Stock Company
Long-Distance and International Telecommunications
Rostelecom

Issuer Code: 00124 - A

3rd Quarter, 2006

Issuer’s Legal Address: 15 Dostoevskogo st., St. Petersburg, 191002

Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation

General Director,
OJSC Rostelecom		D.Ye. Yerokhin
Date: November 10, 2006	(signature)	(Name and initials)
Chief Accountant,
OJSC Rostelecom	(signature)	R.A. Frolov
Date: November 10, 2006	(Seal)	(Name and initials)
Contact person: Yulia A. Vorobyova, Senior Specialist, Corporate Department
Phone: +7 (499) 972-8283 Ext. 1196
Facsimile: +7 (495) 787-2850
E-mail: rtkm@rostelecom.ru
Web-site: http://www.rt.ru/icenter/reports/call/ - provides information contained herein

TABLE OF CONTENTS

INTRODUCTION		5

I. BRIEF INFORMATION ABOUT MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS BANK ACCOUNTS, AUDITORS, APPRAISER, AND FINANCIAL CONSULTANT, AND OTHER SIGNATORIES TO THIS QUARTERLY REPORT		6

1.1.	Members of the Issuer’s Governing Bodies	6

1.2.	The Issuer’s Bank Accounts	7

1.3.	The Issuer’s Auditor(s)	7

1.4.	The Issuer’s Appraiser	8

1.5.	The Issuer’s Consultants	8

1.6.	Other Signatories to this Quarterly Report	8

II.	THE ISSUER’S FINANCIAL AND ECONOMIC FUNDAMENTALS	9

2.1.	The Issuer’s Financial and Economic Indicators	9

2.2.	The Issuer’s Market Capitalization	10

2.3.	The Issuer’s Liabilities	10

2.3.1.	Accounts Payable	10
2.3.2.	The Issuer’s Credit History	11
2.3.3.	The Issuer’s Liabilities Resulting from Security Issued to Third Parties	12
2.3.4.	Other Liabilities of the Issuer	12
2.4.	The Purposes and Use of Proceeds from Issuance of Securities Issues	12

2.5.	Risks Associated with Purchase of Securities to be Placed (or Outstanding Securities)	12

2.5.1.	Industry Risks	12
2.5.2.	Country and Regional Risks	14
2.5.3.	Financial risks	14
2.5.4.	Legal Risks	16
2.5.5.	Risks Related to the Issuer’s Operations	17

III.	DETAILED INFORMATION ON THE ISSUER	20

3.1.	The Issuer’s Establishment and Development	20

3.1.1.	The Issuer’s Corporate Name	20
3.1.2.	State Registration of the Issuer	21
3.1.3.	Issuer’s Establishment and Development	21
3.1.4.	Contact Information	23
3.1.5.	Taxpayer’s Identification Number (TIN)	24
3.1.6.	Issuer’s Branches and Representative Offices	24
3.2.	Issuer’s Principal Operations	25

3.2.1.	Issuer’s Field of Business	25
3.2.2.	Issuer’s Principal Operations	25
3.2.3.	Principal Products (Works, Services)	26
3.2.4.	Raw materials and Issuer’s suppliers	27
3.2.5.	Target Markets for the Issuer’s Products (Works, Services)	28
3.2.6.	Licenses Held by the Issuer	29
3.2.7.	Issuer’s Joint Operations	31
3.2.8.	Additional Requirements to Issuers That Are Joint-Stock Investment Funds or Insurance Organizations	31
3.2.9.	Additional Requirements to Issuers That Are Mineral Production Entities	31
3.2.10.	Additional Requirements to Issuers That Are Providers of Communications Services	31
3.3.	The Issuer’s Future Plans	37

3.4.	The Issuer’s Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations	40

3.5.	The Issuer’s Subsidiaries And Dependent Companies	41

3.6.	The Issuer’s Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances	55

3.6.1.	Fixed Assets	55

IV.	THE ISSUER’S FINANCIAL AND BUSINESS OPERATIONS	57

4.1.	The Issuer’s Financial and Business Results	57

4.1.1.	Profit And Losses	57
4.1.2.	Factors That Influenced Changes in the Amount of Proceeds from the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations	58
4.2.	The Issuer’s Liquidity	59

4.3.	The Issuer’s Capital and Current Assets Size and Structure	60

4.3.1.	The Issuer’s Capital and Current Assets Size and Structure	60
4.3.2.	The Issuer’s Financial Investments	61
4.3.3.	The Issuer’s Intangible Assets	61
4.4.	The Issuer’s R&D, Licenses and Patents, New Development and Research Project Policies and Expenditures	62

4.5.	Trends in Field of the Issuer’s of Principal Operations	62

V. MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER’S OFFICERS (EMPLOYEES)		65

5.1.	The Organization and Authority of the Issuer’s Management Bodies	65

5.2.	Members of the Issuer’s Management Bodies	71

5.3.	Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer	83

5.4.	Organization and Authority of the Auditing Bodies of the Issuer’s Financial and Business Operations	83

5.5.	Members of the Bodies Auditing the Issuer’s Financial and Business Operation	85

5.6.	Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer’s Financial and Business Operations	89

5.7.	Number of Issuer’s Employees, Employee Education and Category Summary Data, and Headcount Changes	89

5.8.	The Issuer’s Obligations to Employees with Respect to Their Potential Participation in the Issuer’s Charter (Share) Capital (Equity Fund)	90

VI. THE ISSUER’S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY TRANSACTIONS		91

6.1.	The Total Number of the Issuer’s Shareholders (Participants)	91

6.2.	The Issuer’s Participants (Shareholders) Owning At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares, and The Participants (Shareholders) of Those Entities Owning At Least 20% of Their Charter (Share) Capital (Equity Fund) or At Least 20% of Their Ordinary Shares	91

6.3.	Portions of the Issuer’s Charter (Share) Capital (Equity Fund) Owned by the State or a Municipal Entity or the Existence of Special Rights (The Golden Share)	92

6.4.	Restrictions Concerning Participation in the Issuer’s Charter (Share) Capital (Equity Fund)	92

6.5.	Changes in the Composition and Participation Interests of The Issuer’s Shareholders (Participants) Holding At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares	93

6.6.	Interested Party Transactions Entered into by the Issuer	95

6.7.	Accounts receivable	95

VII. THE ISSUER’S ACCOUNTING STATEMENTS AND OTHER FINANCIAL INFORMATION		97

7.1.	The Issuer’s Annual Financial Statements	97

7.2.	The Issuer’s Quarterly Financial Statements for the Latest Complete Reporting Quarter	97

7.3.	The Issuer’s Consolidated Accounting Statements for the Latest Complete Financial Year	97

7.4.	Issuer’s Accounting Policy	97

7.5.	Total Exports and Exports as a Percentage of Total Sales	97

7.6.	Issuer’s Real Estate Value and Material Changes in the Issuer’s Assets Since the Ending Date of the Latest Complete Financial Year	97

7.7.	The Issuer’s Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations	97

VIII. ADDITIONAL INFORMATION ABOUT THE ISSUER AND PLACEMENT OF ITS ISSUED SECURITIES		104

8.1.	Additional Information about the Issuer	104

8.1.1.	The Issuer’s Charter (Share) Capital (Equity Fund) Size and Structure	104
8.1.2.	Changes in the Size of the Issuer’s Charter (Share) Capital (Equity Fund)	104
8.1.3.	Formation and Uses of the Issuer’s Reserve Fund and Other Funds	104
8.1.4.	The Procedure for Convening Meetings of the Issuer’s Top Management Body	105
8.1.5.	Business Entities in Which the Issuer Owns At Least 5% of Their Charter (Share) Capital (Equity Fund) or At Least 5% of Their Ordinary Shares	106
8.1.6.	Material Transactions Effected By The Issuer	110
8.1.7.	The Issuer’s Credit Ratings	110
8.2.	The Issuer’s Shares by Category (Class)	111

8.3.	Prior Issues of the Issuer’s Securities Other Than its Shares	113

8.3.1.	Issues of Which All Securities Have Been Redeemed (Cancelled)	113
8.3.2.	Issues of Securities Currently in Circulation	113
8.3.3.	Issues of Securities under Which the Issuer’s Obligations Have Not Been Fulfilled (Default)	114
8.4.	Entity (Entities) that Have Provided Security for Bonds Issued	114

8.5.	Issued Bond Obligation Security Terms	114

8.6.	Organizations that Register the Rights to Securities Issued by the Issuer	114

8.7.	Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents	114

8.8.	Taxation of Income Generated by Securities Placed or Being Placed by the Issuer	114

8.9.	The Declared (Accrued) and Paid Dividends on Issuer’s Shares and Stock Income	117

8.10.	Other Information	118

Introduction

Full Issuer’s name – Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

Short Issuer’s name – OJSC Rostelecom (hereinafter referred to as “Rostelecom”, or the “Company”) is a legal entity organized under the laws and regulations of the Russian Federation on September 23, 1993.

The Company’s permanent Collective Executive Body – Management Board – is located at: 15 Dostoevskogo st., St. Petersburg, 191002.

The Company’s Sole Executive Body – General Director – is located at: 14 1st Tverskaya-Yamskaya st., Moscow, 125047.

phone number +7 (499) 972-8283;

facsimile number +7 (495) 787-2850;

e-mail: info@rostelecom.ru;

web-site: http://www.rt.ru/icenter/reports/call/.

Rostelecom’s charter capital currently equals 2,428,819.4725 RUR.

Basic information on securities in circulation:

Type and category of securities: registered paperless ordinary shares.

The number of issued securities: 728,696,320 shares.

Nominal value of one security issued (RUR): 0.0025.

State registration number: 1-01-00124-A as of September 9, 2003.

Type and category of securities: registered paperless preferred shares.

The number of issued securities: 242,831,469 shares.

Nominal value of one security issued (RUR): 0.0025.

State registration number: 2-01-00124-A as of September 9, 2003.

This quarterly report contains estimates and projections made by the Company’s authorized executive bodies about future events and/or actions, an outlook for the development of the Company’s core activities, the Company’s performance, including its plans, and probability of certain events or actions.

Investors should not fully rely on estimates and projections made by the Company’s executives bodies as the Company’s future actual performance and results of activities may differ from the forecasts due to a number of factors. Purchasing Company’s securities involves risks described in this Quarterly Report.

I                              Brief Information about Members of the Issuer’s Management Bodies, its Bank Accounts, Auditors, Appraiser, and Financial Consultant, and Other Signatories To this Quarterly Report

1.1.                Members of the Issuer’s Governing Bodies

The Issuer’s governing bodies are:

•                              the General Meeting of Shareholders,

•                              the Board of Directors,

•                              the Company’s Sole Executive Body - General Director,

•                              the Company’s Collective Executive Body - Management Board

The Company’s Board of Directors:

Chairman of Board of Directors:

Alexander Nikolaevich Kiselev, 1962

Members of Board of Directors:

Vladimir Nikolayevich Bobin 1968

Valery Victorovich Degtyarev, 1957

Dmitry Yevgenievich Yerokhin, 1950

Sergei Ivanovich Kuznetsov, 1953

Stanislav Nikolaevich Panchenko, 1945

Irina Mikhailovna Ragozina, 1950

Elena Petrovna Selvich, 1968

Natalia Alexandrovna Terentyeva, 1974

Yevgeny Alexandrovich Chechelnitsky, 1973

Valery Nikolaevich Yashin, 1941

The Company’s Sole Executive Body:

General Director: Dmitry Yevgenievich Yerokhin, 1950

The Company’s Collective Executive Body:

Chairman of Management Board:

Dmitry Yevgenievich Yerokhin, 1950

Members of Management Board:

Stanislav Petrosovich Avdiyants, 1946

Sergei Lvovich Akopov, 1953

YuryAlexandrovich Bilibin, 1971

Roman Aleksandrovich Frolov, 1976

Andrei Alexeevich Gaiduk, 1973

Yevgeny Vladimirovich Gerasimov, 1965

Dmitry Mikhailovich Gurevich, 1971

Alexander Ivanovich Isaev, 1953

Anton Yuryevich Klimenko, 1975

Vladimir Konstantinovich Mironov, 1956

Galina Vasilievna Rysakova, 1967

Vladimir Vladimirovich Terekhov, 1958

1.2.                The Issuer’s Bank Accounts

(Truncated)

1.3.                The Issuer’s Auditor(s)

Name: Limited Liability Company Ernst & Young (LLC Ernst & Young)

Address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035

Postal address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035

Phone: (495) 705-9700

Fax: (495) 755-9701

E-mail: moscow@ru.ey.com.

Auditor’s License:

License No. E002138

Date of issue: September 30, 2002

Valid till: September 30, 2007

Issuing authority: Ministry of Finance of Russian Federation

The Company prepares no consolidated financial statements in accordance with the Russian Accounting Standards (RAS) as it prepares consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The Company’s consolidated financial statements are audited by LLC Ernst & Young.

In accordance with its Charter, every year the Company retains an auditor who is not linked by property interests with the Company or its shareholders.

No factors affecting the auditor’s independence and no material interests of the auditor and/or its officers with the Company have been detected:

•                              the auditor has no interest in the Company’s share capital;

•                              the Company grants no loans to its auditor;

•                              the Company has no close business relations with its auditor, including participation in the Company’s products (services) promotion, participation in joint business activities etc., aside from retaining the auditor for audit of the Company’s financial statements;

•                              the Company’s officers are not the Auditor’s officers.

As of September 30, 2006, no tenders were held to retain an auditor. The Company held a closed bidding to retain an auditor to audit its financial and accounting statements for the year 2006 that would most fully meet the Company’s requirements for audit service provision.

In conducting the closed bidding, the following requirements were stipulated for audit companies:

•                              The Company’s auditor shall be an entity registered in accordance with Russian legislation;

•                              Auditor shall have a license to carry out audit activities in Russia;

•                              Auditor shall have an accreditation with the US Securities and Exchange Commission;

•                              Auditor shall have experience in audits of telecommunications companies;

•                              Auditor shall have appropriate resources to perform the work within specified time-limits;

•                              Auditor shall have specialists within its auditing team that hold international certificates in the field of business accounting and finance (ACCA, CPA, CISA etc.).

Besides, the Company set additional requirements regarding the scope of services of audit companies and the time-limits for provision of such services.

Based on the proposals of the audit companies and the results of the closed bidding as well as the opinion of the Audit Committee, the Board of Directors of OJSC Rostelecom, proposed to the General Meeting of Shareholders upon results of 2005 to approve LLC Ernst & Young as the independent auditor of the Company for 2006.

LLC Ernst & Young was approved as the Company’s auditor for 2006 by the General Meeting of Shareholders on June 24, 2006. Taking into account the opinion of the Audit Committee the Board of

Directors is to determine a fixed amount of the auditor’s compensation on the basis of hourly rates of auditors and actual time spent to perform the audit by the auditor’s staff.

CJSC Ernst & Young Vneshaudit audited the Company’s financial statements prepared in accordance with RAS for 2002, 2003 and 2004 fiscal years. LLC Ernst & Young audited the Company’s financial statements prepared in accordance with RAS for 2005 fiscal year.

No special audit assignments were performed from 2002 up to the present. There are no deferred or overdue payments for the auditor’s services.

1.4.                The Issuer’s Appraiser

No appraiser(s) was(were) retained by the Company during the reporting period.

1.5.                The Issuer’s Consultants

No financial consultants on securities market were retained by the Company to advise it on securities offerings.

1.6.                Other Signatories to this Quarterly Report

There are no any signatories to this Quarterly Report.

II.                         The Issuer’s Financial And Economic FUNDAMENTals

2.1.                  The Issuer’s Financial and Economic Indicators

Indicator	As of September 30, 2006	As of September 30, 2005
Net assets value, thousand rubles	42,116,666	38,147,935
Liabilities to capital and reserves ratio, %	41	33
Short-term liabilities to capital and reserves ratio, %	26	23
Debt service coverage, %	10	23
Overdue debt level, %	0.0	0.0
Receivables turnover, times	4.90	5.12
Dividend share in profits, %	18	16.4
Labor productivity, thousand rubles/employee.	1,926.27	1,217.67
Depreciation to revenues ratio, %	5.4	6.5

The analysis of dynamics of the given indicators for the 3rd quarter of 2006 (compared to the 3rd quarter of 2005)

Net assets value increased by 3,968,731 thousand rubles (10%), owing to the following reasons:

•                              Increase in the Company’s assets by 8,551,421 thousand rubles (18%);

•                              Increase in liabilities by 4,821,562 thousand rubles (39%).

Liabilities to capital and reserve ratio increased by 8%, owing to the following reasons:

•                              Increase in capital and reserves by 3,998,775 thousand rubles (11%);

•                              Increase in liabilities by 4,821,562 thousand rubles (39%).

Short-term liabilities to capital and reserves ratio increased by 3%, owing to the following reasons:

•                              Increase in capital and reserves by 3,998,775 thousand rubles (11%);

•                              Increase in short-term liabilities (excluding future periods’ profits) by 1,794,471 thousand rubles (20%).

Debt service ratio reduced by 13%, owing to the following reasons:

•                              Decrease in funds/assets for debt service coverage by 2,465,049 thousand rubles (-28%);

•                              Increase in liabilities payable by 25,256,585 thousand rubles (66%).

Overdue debt level remained unchanged.

Receivables turnover reduced by 4.3% owing to:

•                              Increase in revenues by 13,994,853 thousand rubles (47%);

•                              Increase in receivables by 3,122,751 thousand rubles (54%).

Dividend share in profits increased by 9.8%, owing to the following reasons:

•                              Increase in dividends on ordinary shares by 74,618 thousand rubles (7%);

•                              Increase in dividends on preferred shares by 180,667 thousand rubles (25%).

Labor productivity increased by 58%, owing to the following reasons:

•                              Decrease in the average payroll number of employees of the Company by 1,307 people (-5%);

•                              Increase in revenues by 13,994,853 thousand rubles (47%).

Depreciation to revenues reduced by 1.1%, owing to the following reasons:

•                              Increase in depreciation accrued by 448,782 thousand rubles (23%);

•                              Increase in revenues by 13,994,853 thousand rubles (47%).

The indicators calculation methodology

Indicator	Calculation Method
Net assets value, thousand rubles	In accordance with the procedure set by the Russian Federation Ministry of Finance and the Federal Commission for the Securities Market for joint stock companies
Liabilities to capital and reserves ratio, %	(End-of-period long-term liabilities + end-of-period short-term liabilities (excluding revenues of future periods)) / (End-of-period capital and reserves) x 100
Short-term liabilities to capital and reserves ratio, %	(End-of-period short-term liabilities (excluding revenues of future periods)) / (end-of-period capital and reserves) x100
Debt service coverage, %	(Accounting period net profit + depreciation for the accounting period – Dividends) / (Liabilities payable (paid) during the accounting period + interest payable (paid) during the accounting period)
Overdue debt level, %	(End-of-period debt overdue) / (End-of-period long-term liabilities + end-of-period short-term liabilities (excluding revenues of future periods)) x 100
Receivables turnover, times	(Revenues) / (end-of-period receivables of buyers and clients – end-of-period contributions payable by the Participants (Founders) to the Company’s share capital)
Dividend share in profits, %	(End-of-year dividends on ordinary shares) / (end-of-year net profit – end-of-year dividend on preferred shares) x 100
Labor productivity, thousand rubles/employee	(Revenues) / (Average payroll number of employees (workers))
Depreciation to revenues ratio, %	(Depreciation deductions) / (Revenues) x 100

2.2.                The Issuer’s Market Capitalization

The Company’s ordinary and preferred shares are listed with Stock Exchange MICEX as securities of Quotation List A1 The Company’s capitalization herein is calculated on the basis of the market prices of ordinary and preferred shares provided by the Stock Exchange MICEX mentioned above.

Thus, the Company’s market capitalization during the past five years is as follows:

2001 – RUR 23,815 million

2002 – RUR 33,698 million

2003 – RUR 53,736 million

2004 – RUR 46,253 million

2005 – RUR 59,351 million

3rd quarter of 2006 – RUR 110,705 million

2.3.                The Issuer’s Liabilities

2.3.1.                  Accounts Payable

As of September 30, 2006
Total accounts payable, thousand rubles	16,816,436
including overdue, thousand rubles	—

Structure of Accounts Payable as of September 30, 2006

	Time of incurring
Type of accounts payable	To 1 year	Over 1 year
Accounts payable to suppliers and contractors, thousand rubles	6,877,548	—
including overdue, thousand rubles	—	X
Accounts payable to organization’s personnel, thousand rubles	134,978
including overdue, thousand rubles	—	X
Accounts payable to the budget and state non-budget funds, thousand rubles	791,973	702,087
including overdue, thousand rubles	—	X
Credits, thousand rubles	204,507	2,912,756
including overdue, thousand rubles	—	X
Loans, total, thousand rubles	0	2,311,417
including overdue, thousand rubles	—	X
including bonded loans, thousand rubles	—	-
including overdue bonded loans, thousand rubles	—-	X
Other accounts payable, thousand rubles	2,268,656	612,514
including overdue, thousand rubles	—	X
Total, thousand rubles	10,277,662	6,538,774
including overdue, thousand rubles	—	X

Creditors accounting for at least 10% of the Company’s total payables (1,681,644 thousand rubles) as of September 30, 2006:

Full name: Closed Joint Stock Company Westelcom

Abbreviated name: CJSC Westelcom

Amount payable: 2,389,518 thousand rubles.

Payables overdue: none as of September 30, 2006.

The Company’s interest in Westelcom’s charter capital: 100.00%

The Company’s interest in Westelcom’s ordinary shares: 100.00%

Westelcom’s interest in the Company’s charter capital: 0.00%.

Westelcom’s interest in the Company’s ordinary shares: 0.00%.

Full name: The Bank for Foreign Economic Affairs of the USSR

Abbreviated name: Vnesheconombank

Amount payable: 2,772,664 thousand rubles.

Payables overdue: none as of September 30, 2006.

The Company’s interest in Vnesheconombank’s charter capital: 0.00%

The Company’s interest in Vnesheconombank’s ordinary shares: 0.00%

Vnesheconombank’s interest in the Company’s charter capital: 0.00%.

Vnesheconombank’s interest in the Company’s ordinary shares: 0.00%.

2.3.2.                  The Issuer’s Credit History

Shown below are the Company’s liabilities with respect to Agreements in force as of the end of the 3rd quarter of 2006, and earlier, with the principal thereunder accounting for at least five percent of total assets of the Company as of the end date of the reporting quarter preceding the date of the relevant Agreement:

Liabilities	Creditor (lender)	Amount of principal	Repayment date	Overdue payments of principal and/or interest, days overdue
Reporting date: December 31, 2001
Loan	Vnesheconombank	2,707 million rubles	16.09.2003	—
Reporting date: December 31, 2002
Loan	Vnesheconombank	3,101 million rubles	16.09.2003	—
Reporting date: December 31, 2003
Bills issued	OJSC Alfa-Bank»	2,560 million rubles	16.09.2006	—
Reporting date: December 31, 2004
Loan	OJSC RTC-Leasing	2,311 million rubles	30.09.2038	—
Reporting date: December 31, 2005
Loan	OJSC RTC-Leasing	2,311 million rubles	30.09.2038	—
Loan	Vnesheconombank and Credit Suisse First Boston	2,878 million rubles	28.12.2012	—
Reporting date: September 30, 2006
Loan	OJSC RTC-Leasing	2,311 million rubles.	30.09.2038	—
Loan	Vnesheconombank and Credit Suisse First Boston	2,678 million rubles	28.12.2012	—

2.3.3.                  The Issuer’s Liabilities Resulting from Security Issued to Third Parties

The Company provided no security to the third parties during the 3rd quarter of 2006.

The Company has no other liabilities resulting from any security provided to third parties, including pledge and guarantee agreements, over the reporting quarter.

2.3.4.                  Other Liabilities of the Issuer

As of September 30, 2006, the Company entered in no agreements and had no other liabilities not reflected in the Company’s RAS financial statements that may significantly affect the Company’s financial position, its liquidity, sources of financing and conditions of its use, results of activities and expenses.

2.4.                The Purposes and Use of Proceeds from Issuance of Securities Issues

In the fiscal quarter OJSC Rostelecom made no securities placements and obtained no money or receivables resulted from such placements.

2.5.                Risks Associated with Purchase of Securities to be Placed (or Outstanding Securities)

This section describes the risks which may significantly impact on the Company’s position within the telecommunications industry, capability to retain its competitive position, efficiency of the Company’s operating, investment and financial activities, results of financial and business operations of the Company, its financial condition and etc. Economic risks and risks of the Company’s business are subject to the stability of the world economy, the country’s economic enviroment and economic reforms effected by the Russian government.

In addition the risks set out above may substantially impact on market prices of the Company’s securities, investors’ expectations in respect of future value of the Company’s securities, market capitalization of the Company as well as the amount of dividend payments on the Company’s securities.

Each holder of the Company’s securities is to take decisions and/or direct actions associated with purchasing, selling, owning, or disposal of his or her rights and obligations as a holder of the Company’s securities in accordance with requirements of the applicable Russian and American legislation.

The risk management in the Company is based on the detailed analysis of current situation in the Russian economy and telecommunications industry, financial and business activities of the Company and the factors which affect them, property insurance, supplier selection tenders, as well as other risk management procedures.

2.5.1.                  Industry Risks

There is a possibility that the Company may be unable to maintain its leading position in Russia’s long-distance and international telecommunications market due to the liberalization of telecommunications services market, the increasingly tough competition and rapid changes in technology.

The Regulations for Provision of Local, Intra-regional, Domestic and International Long-Distance telephone services were approved by the RF Government under the resolution No. 310 dated May 18, 2005 and came in force from January 01, 2006 under the Russian Government resolution No. 408 dated June 30, 2005. The enactment of these Regulations has changed the principles of interaction with operators and end users in long-distance telecommunications sector. Since these Regulations for Provision of Local, Intra-regional, Domestic and International Long-Distance telephone services became effective relatively recently, currently it is impossible to evaluate their impact on Russian telecommunications market and operation of telecoms operators, including the Company.

Apart from the Company, several other operators in Russia have their own primary network infrastructure for long-distance and international traffic transit and since the beginning of 2006 have been providing long-distance telecommunications services as the Company’s competitors. The role of alternative operators is particularly noticeable in the more profitable segments of the market (e.g. corporate clients). Alternative operators have an opportunity to pursue more flexible tariff policy compared to traditional operators. Therefore, further increase in competition in this sector, including lowering tariffs for domestic and international telecommunication services provided by competitors, may detract from the Company’s traffic volume and consequently significantly affect its performance.

According to the Regulation for Interconnection and Interaction of Telecommunications Networks, approved by the RF Government on March 28, 2005 (effective since January 01, 2006) to render long-distance telecommunications services an operator has to ensure its presence in all regions of Russia and obtain an appropriate license. At present more than 28 operators have obtained licenses by the Federal Communications Control Service that grant them to render long-distance telecommunications services in Russia. However an operator that obtained such license may not start providing domestic and international long-distance telecommunications services until it complies with all the license requirements. As of the end of the 3rd quarter of 2006, OJSC Interregional TransitTelecom was the only one company which provided long-distance and international telecommunications services besides Rostelecom in compliance with newly introduces licensing requirements.

The practice of using the newly approved Regulation for Interconnection and Interaction of Telecommunications Networks will form in the near future, therefore as of now it is somewhat difficult to predict the effect of their adoption on the results of the Company’s activities.

Under the new scheme of interaction with operators and subscribers effective since January 1, 2006, the Company faces the risks associated with the functional capabilities of information and billing systems of Svyazinvest IRCs and other intra-regional and local operators when providing long-distance telecommunications services. Pursuant to agreements between the Company and Svyazinvest IRCs and other intra-regional and local operators, a substantial portion of the recording functions required by OJSC Rostelecom to prepare management and financial reports will be performed by Contracted Service Providers. Thus, the Company could be subject to material risks associated with verification and calculation of volumes of long-distance services rendered (in price and unit terms), invoicing, customer service to end users, and recognition of revenue from the provision of long-distance services. These risks arise mainly from the lack of uniformity in existing billing systems used by Svyazinvest IRCs and other intra-regional and local operators (including vis-a-vis different branches of the same operator).

OJSC Rostelecom is therefore unable to confirm that Contracted Service Providers will be able to provide the Company with timely and accurate consolidated reporting data to the full extent necessary.

The Company’s current business model does not provide for a distributed regional sales and customer service network. OJSC Rostelecom will therefore outsource newly required operating functions such as signing contracts with end-users to Contracted Service Providers. However, the risk exists that not all necessary work related to the signing of contracts with end users will be completed within the allotted timeframe.

The Company’s activities are currently regulated by the Federal Tariff Service (“FST”) in accordance with the Federal Law on Natural Monopolies, which sets out a legal framework for state regulation of the activities of telecommunications service providers and provides measures for state control over rates for end users and other aspects of their activity.

Under the Federal Law on Communications inter-operator settlement rates (including rates for call origination, termination, and traffic transit) for operators occupying a significant position in the public telecommunications network, including the Company, (hereafter “significant operators”) are regulated by the Federal Communications Control Service (“Rossvyaznadzor”).

In addition the FST sets and regulates the amount of the compensation surcharge for “significant operators” added to the price of local and intra-regional origination of intra-regional, domestic and international long-distance calls.

Substantial part of revenue the Company earns at the tariff rates set by the FST and significant part of its costs accrue at inter-operator tariff rates regulated by Rossvyaznadzor as well as the compensation surcharge set by the FST.Therefore, such multilevel regulation of revenues and expenditures of the Company may lead both to low competitiveness of the Company’s tariffs compared to potential competitors’ tariffs, which are not regulated by the government authorities, and to decrease in the Company’s profitability.

The Company complies with the requirements for licensing, competition, frequency allocation and use, and other regulations of economic activities related with public rendering of telecommunications services. Changes in legislation regulating the telecommunications industry as well as other decisions made by regulatory authorities applicable to the Company’s and its competitors’ operations may significantly affect the results of the Company’s business activities.

2.5.2.                  Country and Regional Risks

This section describes the risks that according to leading world and Russian independent agencies, experts, analysts and economists may exert significant influence entrepreneurial activities of individuals and companies within the territory of the Russian Federation as consequence of current political, social and economic conditions and in case that current or future operating conditions change in Russia.

Changes and uncertainty in the Russian political and social spheres can produce a negative effect on the Company’s business. Since the beginning of 90-s, Russia has been undergoing a substantial political transformation from a centrally controlled command economy under Communist rule to a pluralist market-oriented democracy. Many changes were undertaken during these years but there is still no assurance that the political and economic reforms necessary to complete such a transformation will continue to be or will be successful.

Disagreements among federal, regional and local authorities as well as other conflicts resulted in uncertain operating environment may limit the Company’s long-term planning ability and hinder investment in Russia, thus negatively affect the value of the Company’s shares. In addition, ethnic, religious and other social differences periodically give rise to tensions and, in some cases, armed conflicts.

Besides that there is no certainty that implementation of the declared objective of the administrative reform – separation of law making and law enforcement functions through the creation of the above federal bodies will be a success. The more complex structure of control over the telecommunications industry, including the greater number of bodies authorized to regulate the telecommunications market, may complicate the normal functioning of the newly created bodies, and in the long-term outlook may lead to complicated interaction between the telecommunications market participants and public authorities.

There is still high probability that the decisions of the governmental authorities are made in line of the current political situation, including decisions made by judicial authorities that not always can be considered as predictable or unprejudiced. Such situation may reduce the probability to succeed exercising or protecting the Company’s rights and interests. Besides that administrative pressure, low level of competence and reliability of regional authorities, instability of state agencies may have negative effect on resolving of issues important for the Company.

Over the past years considerable steps have been taken to reform banking sector, however, a period of banking instability occurred in 2004 that resulted in liquidation of several banks, deposits outflow, and a fast growth of interest rates. These events confirmed that there is a certain probability of crisis in the banking system, that may also entail difficulties in cases when the Company makes or collects payments, failure to return deposits or pay off deposit certificates (deposit risk) and failure by companies to pay off debts.

Despite the fact that the independent rating agency Standard&Poor’s has upgraded the credit rating of the Company to BBB+ with stable outlook, the risks associated with dependence of domestic economy on world prices for energy resources and other exported raw materials, low development level of some political, legal and economic institutions, bureaucratic hurdles, as well as vagueness of future reforms effected by the present government are still quite considerable.

The Company’s plans and strategies may be adversely affected by the failure of the Russian Government and its agencies to provide reliable official statistics. Official statistics and data published by Russia’s federal, regional, and local authorities are much less reliable than those available in Western countries, and no guarantees are provided as to reliability of the sources or information in Russia. The lack of reliable statistics on major trends in the Russian economy may affect the Company’s long-term planning and implementation of its investment plans.

2.5.3.                  Financial risks

Financial risks mean the probability of losses for the Company or reduce in income attributable to certain factors which may affect financial and business activities of the Company. Financial risks represent an objective effect of functioning of any company in Russia and worldwide, although some risk characteristics are determined by personal management decisions. The main evaluation criterion, i.e. the risk level, is a subjective one.

In our opinion, the Company is exposed to the following financial risks (the following represents a list of risks the Company is likely to be exposed to in the present economic circumstances):

1.              Inflation Risk

The inflation risk reflects the probability of devaluation of capital and revenues in respect of money purchasing power reduction at a greater rate than their growth due to inflationary devaluation of money.

Recent years the inflation rate has had a tendency for decreasing. Thus in 2001 year the inflation rate amounted to 18.6%, in 2002 – 15.1%, in 2003 – 12%, in 2004 – 11.7%, in 2005 – 10.9%. From January to September of 2006 the inflation rate amounted to 7.2%.

However, taking into account the key world economic indicators and tendencies as well as Russian political and economic factors the stability of Russian economy and absence of inflation processes could hardly be predicated with the high level of confidence.

The major part of revenues and expenses of the Company is nominated in Russian rubles (RUR), so inflation can affect the expected returns of the Company as a result of decreasing purchasing power of money.

In order to minimize the inflation risk the returns on the Company’s investments should exceed the expected rate of inflation.

2.              Exchange Rate Risk

As the Company is engaged in foreign economic activities, some of its assets (e.g. accounts receivable from international telecommunications operators) and liabilities (e.g. accounts payable to international telecommunications operators and other organizations as well as the major part of credit commitments) are denominated in foreign currencies.

The Company may therefore be exposed to the exchange rate risk representing a possibility of losses on exchange rate fluctuations.

Should foreign currencies appreciate against the Ruble, the Company will incur extra losses when redeeming its liabilities. At present the Company does not use any derivatives to hedge the exchange rate risk.

The Federal Law of the Russian Federation “On Currency Regulation and Currency Control” effective since summer 2004 provides restrictions for a number of currency operations using special accounts, and a requirement of money depositing in amount of 20-100% for the period from 2 months to 1 year accordingly to the type of capital flow operation. The more liberal regulations of named low will adopt only in 2007 year. To assess in full measure the legislation changes consequences can be hardly at present.

3.              Liquidity Risk

Liquidity risk is an inability of the Company to redeem its liabilities and the occasion of possible losses from decreasing quality and disposal value of assets (decreasing of assets liquidity).

In March of 2006 the international rating agency Standard and Poor’s upgraded the credit rating of the Company from B+ to BB- with stable outlook.

S&P commented in its report that the change in rating reflects the Company’s strengthened financial profile with strong operations and minimal debt levels.

Stable operating performance of OJSC Rostelecom combined with management’s focus on tightening cost control and the Company’s sound profitability were positively assessed by S&P. Continual deleveraging and stable positive free cash flow generation support Rostelecom’s strong liquidity position.

At present, by Standard & Poor’s estimate OJSC Rostelecom has achieved a stable liquidity position regarding a low debt level and substantial cash balances due to positive cash flows from the Company’s major activity.

However the liquidity risk is closely related to other types of financial risks, negative influence of which may decrease the Company’s solvency.

4.              Credit risk

The credit risk arises when service consumers and other counterparties of the Company cannot meet their liabilities in the full measure as of the exact date or on any other.

Although the Company has an efficient system of accounts collecting this type of risk can affect it. In past years and now the Company may not avoid the payment delays of some non-profit state organizations, state ministries, state departments and some international operators.

Besides, the Company allocates available cash assets into bank deposits, promissory notes and other financial instruments. The banking sector in Russia becomes stable and expanses actively, but still there is a probability of default on bank deposits, certificates of deposit and issued debt instruments.

5.              Interest rate risk

Interest rate risk arises from an unexpected probability of interest rate fluctuations at the financial and money markets (deposit interest rates, credit interest rates, securities interest rates). In addition to inflation factor the risk of interest rate change is determined by financial market conditions, available money supply and other factors.

Interest rate risk may affect the Company’s credit policy, short-term financial investments and other financial operations.

6.              Tax risk

The Company faces tax risks as the tax system in Russia is still forming and developing, e.g. continuing amendments of tax legislation, lack of guidelines for application of such amendments and new regulations that can affect the Company’s activities and future revenues.

This type of financial risk is related to the uncertainty of new tax regulations, tax rate increasing, base of tax assessment widening, existing tax benefits abolition, changes in tax repayment scheme.

Tax risk may have a material effect on the financial solvency and business results of the Company.

In October of 2005 Specialized Interregional Inspection of the Federal Taxation Service of Russia began a complex tax audit of the Company for 2002-2003. Upon its results the Interregional Inspection of the Federal Taxation Service claimed the Company taxes payable in amount of 3,474 million rubles, including additional taxes in amount of 2,181 million rubles and fines and forfeits in amount of 1,293 million rubles. The Company’s management believes that the Company’s taxes for the relevant periods were paid over in the proper way and are fully reflected in the Company financial statements. On June 16, 2006 OJSC Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 5 on tax liability, brought by the Interregional Inspectorate No. 7 of the Federal Taxation Service of Russia dealing with first-rate tax-payers on June 09, 2006, with regard to additional taxes, fines and forfeits in the total amount of 3,474 million rubles due to be paid by the Company. By the decision of the court dated June 16, 2006 the case was scheduled for closed court hearings on July 18, 2006. On July 18, 2006 the case was rescheduled for November 23, 2006. No contingent liabilities upon results of the tax audit were reflected in the Company’s financial statements.

2.5.4.                  Legal Risks

Risks associated with Russia’s legal system include: (1) potential dependence of the judicial authorities on various economic, and political factors; (2) inconsistencies of legislation and regulations of executive agencies and local self-government bodies; (3) the lack of well-developed judicial practices in implementing certain laws and in application thereof by executive agencies; (4) inconsistency in judges’ interpretation of new legal rules; (5) unpredictability regarding enforcement of foreign judgments and arbitral awards.

Russian laws governing issues of ownership, corporate governance, and supervision of Russian companies’ operations are relatively recent, and their consistent implementation practices are yet to be developed by various courts.

Besides, important amendments to a number of major Russian laws have been made and taken effect very recently, including those on taxes and levies, currency control, labor relations, state registration of legal entities, currency regulation, administrative offenses, bankruptcy, allocation of government property, and licensing. Many Russian laws have been in effect for a relatively short time, no consensus exists about the scope, content, and pace of economic and political reforms, and Russia’s legal system is rapidly developing, sometimes at variance with the market development trends, – all these factors may lead to uncertainties, inconsistencies, and adoption of laws and regulations not founded on a sound constitutional or legislative basis, which, in the long run, would heighten investment risks. All these issues may affect the Company’s ability to exercise its rights and to protect itself from third-party claims.

Quite commonly, Russian laws just define the general principles, providing no implementation mechanism, while government agencies have broad powers in interpreting laws. This leads to unpredictable applications of laws, and there is a possibility that no real remedies against such applications exist. But some violations of Russian legislation, especially currency control legislation, may entail heavy penalties and negative consequences. All these factors make recovery of damages in several categories of cases difficult to predict. Besides, judgments are not always properly enforced. The judicial reform currently under way, including the adoption of the 2002 Arbitrazh Procedural Code and the 2002 Civil Procedural Code, envisages a more practical approach in handling certain matters, but that approach also gives rise to new issues, resulting, in particular, from the fact that judgments rendered by arbitrazh and general jurisdiction courts may contradict decisions rendered by the Constitutional Court of the Russian Federation regarding validity of regulations adopted by government agencies.

The enactment of the new version of the Federal Law on Licensing Certain Activities, which became effective in 2002 (last changes were as of July 27, 2006), and ensuing subordinate acts concerning licensing of certain activities (other than telecommunications), greatly complicated the licensing procedures for water management and dangerous waste disposal for the Company. These uncertainties and licensing authorities’ inconsistent behavior in this sphere may adversely impact the Company’s ability to extend or obtain licenses for activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company’s complaints against licensing bodies’ unlawful actions.

At present in accordance with the decree of Russian Government No. 318 dated June 30, 2004, the Federal Communications Control Service was granted with the function of licensing in telecommunication sector. On February 18, 2005, by the decree No. 87 the Russian Government set the list of licensed telecommunications services and the lists of requirements to comply providing the relevant services. As a result the licensing procedure was facilitated, but at the same time operators will be able to render services in accordance with these licenses only after complying with the specified technical requirements.

Uncertainties regarding interpretation of Russia’s new tax legislation by tax authorities and courts complicates tax planning and may expose the Company to penalties, despite its conscientious efforts to comply with that law. At present, however, a reform is under way to improve and simplify Russia’s tax system and to reduce the tax burden. The reform is intended to codify the tax laws in the form of a Tax Code and to continue amending the tax laws. The ambiguity of new tax laws and the absence of established implementation practices may lead to different interpretations of the laws by the Company and tax authorities and expose the Company to penalties, regardless of its commitment to comply with the tax laws.

The ambiguity of some new Russian laws regulating activities on the securities market may lead to heavy penalties and repression, despite companies’ commitment to comply with the law. Disclosure and reporting requirements, fraud control, insider trading restrictions and fiduciary duty are relatively new to Russia and not known to many Russian companies and executives. Although some important areas of business are not really supervised, some other areas of Russian companies’ activities are subject to regulation, and this may cause delays in issuing securities and gaining access to capital markets. The Company’s shareholders may be exposed to risks resulting from the lack of effective government supervision of share registrars.

At present the control and supervision functions on securities market activities are exercised by the Federal Service for the Financial Markets (FSFM). In compliance with the Statement on the FSFM it is authorized to adopt normative legal acts in the relevant sector. Since early 2005 a number of documents has been adopted which substitute similar acts of the Federal Commission for the Securities Market (an abolished regulating authority in securities market). Among these newly introduced documents there is a Regulation on information disclosure by securities issuers. The Company monitors changes in the securities legislation on a regular basis in order to comply fully with its requirements.

2.5.5.                  Risks Related to the Issuer’s Operations

According to the Regulation for Interconnection and Interaction of Telecommunications Networks, approved by the RF Government on March 28, 2005 (effective since January 01, 2006) to render long-distance telecommunication services an operator has to ensure its presence in all regions of Russia and obtain appropriate license. At present more than 28 operators have obtained licenses by the Federal Communications Control Service that grant them to render long-distance telecommunications services in Russia. However an operator that obtained such license may not start providing domestic and international long-distance telecommunications services until it complies with all the license requirements. At end of the 3rd quarter of 2006 OJSC “Interregional TransitTelecom” was the only company besides Rostelecom that provided domestic and international long-distance telecommunications services in compliance with new licensing requirements.

The administration practice of the approved Regulation for Interconnection and Interaction of Telecommunications Networks will form in the near future, therefore as of now it is somewhat difficult to predict the effect of their adoption on the results of the Company’s activities.

Under the new scheme of interaction with operators and subscribers effective since January 1, 2006, the Company faces the risks associated with the functional capabilities of information and billing systems of Svyazinvest IRCs and other intra-regional and local operators when providing long-distance telecommunications services. Pursuant to agreements between the Company and Svyazinvest IRCs and other intra-regional and local operators, a substantial portion of the recording functions required by OJSC Rostelecom to prepare management and financial reports will be performed by Contracted Service Providers. Thus, the Company could be subject to material risks associated with verification and calculation of volumes of long-distance services rendered (in price and unit terms), invoicing, customer service to end users, and recognition of revenue from the provision of long-distance services. These risks arise mainly from the lack of uniformity in existing billing systems used by Svyazinvest IRCs and other intra-regional and local operators (including vis-a-vis different branches of the same operator).

OJSC Rostelecom is therefore unable to confirm that Contracted Service Providers will be able to provide the Company with timely and accurate consolidated reporting data to the full extent necessary.

The Company’s current business model does not provide for a distributed regional sales and customer service network. OJSC Rostelecom will therefore outsource newly required operating functions such as signing contracts with end-users to Contracted Service Providers. However, the risk exists that not all necessary work related to the signing of contracts with end users will be completed within the allotted timeframe.

However, outsourcing does not provide for direct interaction with end-users of long-distance and international telecommunications services. This may cause risks associated with use of different standards of clients servicing, limited access to information about clients, and proceeding types of collecting receivables that differ from those implemented by the Company. All this may subsequently detract from reputation and business of the Company.

The Company expects a rapid growth of market demand for certain services recently introduced or being developed by it. In the event that market demand for services does not increase as rapidly as expected or tariffs for such services reduce, the Company’s ability to further grow its income may be limited. Also, if the Company does not develop and market these services, it may fail to benefit from the increased demand for them.

The Company is exposed to risks in collecting receivables, for it has faced and continues to face considerable delays in receiving payments from some organizations and government authorities and from some international operators. The Company’s receivables level may increase if effectiveness of the Company’s collecting measures decreases.

The Company’s operations depend on timely availability of equipment, repair parts, after-sales service and repair support. At present, the Company purchases equipment and repair parts from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co., Ltd. and Ericsson Nikola Tesla. The Company’s operations would be impaired if it were unable to receive equipment components or equipment required on a regular basis from its existing or alternative suppliers, or if the relevant prices increased significantly. The same risks can arise in case of failure in after-sales service or repair support.

The Company, its principal shareholders, and affiliates are involved in transactions with each other and are likely to conduct such transactions in the future as well. This may lead to conflicts of interest among the Company, its affiliates and principal shareholders or their affiliates.

Although the Company possesses equipment to provide backup capacity to cover operating failures, its telecommunications network is still exposed to a number of risks, some of which are beyond the Company’s control, namely:

•                                damage of equipment that may be caused by a fire;

•                                electricity supply interruptions;

•                                acts of God, and

•                                military operations and acts of terrorism.

Any failure of the Company’s telecommunications network or other systems or hardware causing a major interruption in operation, may lead to considerable adverse consequences for the Company’s operations, financial condition and performance. The Company’s performance also depends on its ability to integrate new technology and processes into the existing telecommunications network, which may increase the risk of system failures and network loads. Lengthy or major system failures and access or Company’s interconnection problems that clients may encounter would damage the Company’s reputation, reduce the number of clients and decrease profits and lead to financial losses.

The Company’s operations would be considerably impaired if it lost some of its key managers and specialists. The Company depends on its top executives to implement its strategies and direct current operations. Besides, top executives’ personal connections and relationships are important for the Company’s overall business performance. There can be no guarantees that the executives will stay with the Company. Although the Company believes that, if necessary, it could replace any high-profile employees, but losing such key figures could impair the Company’s operations, financial condition, and performance.

At present, the Company appears to be a party in the number of court hearings concerned with its current operations and undesirable decision risk of which doesn’t exceed the usual for such activities.

III.              Detailed Information On The Issuer

3.1.                The Issuer’s Establishment and Development

3.1.1.         The Issuer’s Corporate Name

Previous name:

Full name: Joint-Stock Company Open-Type Long-Distance and International Telecommunications “Rostelecom”

Abbreviated name: OTJSC Rostelecom

Validity period: from September 23, 1993 to August 26, 1997

Current name:

Full name: Open Joint-Stock Company Long-Distance and International Telecommunications “Rostelecom”

Abbreviated name: OJSC Rostelecom

Validity period: from August 26, 1997 till present

Grounds for change: bringing of founding documents of the Company in conformity with changes in the legislation on joint-stock companies.

The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services:

class 35 – export and import operations;

class 36 – real property leasing, intermediary services, capital investment, financing, lending operations;

class 37 – construction and repair operations;

class 38 – telecommunications.

Country: Russian Federation.

The trademark was registered with the State Register of Trademarks and Service Marks on April 10, 1995 (certificate №125190).

The validity period of the certificate was extended till March 15, 2014.

Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities – domestic and international long-distance telephone communications.

Registered with the USSR State Register of Trademarks on March 6, 1985.

Notification of April 21, 2004 No. 42/10-spr-31236 the validity period of the trademark (certificate #77120) was extended till October 29, 2014.

3.1.2.                  State Registration of the Issuer

Date of state registration: 23.09.1993

State registration certificate number: 021.833

State registering body: State institution The Moscow Registration Chamber.

The primary state registration number of legal person: 1027700198767.

Date of registration: 09.09.2002

Name of registering body: Russia’s Ministry of Taxes and Levies, Moscow Department.

3.1.3.                  Issuer’s Establishment and Development

The Company carries out its operation activities since the date of state registration on September 23, 1993, till present. The Company was established for an uncertain period of operation.

Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union’s collapse in December 1991, the composition of Sovtelecom’s shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia’s telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia’s communications sector. The guidelines for the privatization of Russia’s long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter “GKI”) dated December 30, 1992 (hereinafter, “Order No. 1302-r”). In accordance with Order No. 1302-r, Russia’s state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom’s charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom. Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom’s ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company’s charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

In 1993-1994, another 14.1% of Rostelecom’s charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom’s Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom’s shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by Russian Federation State Committee for State Property Management Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r).

In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom’s shareholders in January and November 1995, respectively. The relevant version of Rostelecom’s Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 officially reaffirmed Rostelecom’s status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations.

At present, the Company offers the services of long-distance and international telecommunications throughout Russian territory on the ground of License No. 29777 issued by the Ministry of Communications as of December 11, 2003.

In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) – a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia’s telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cyprus-registered investment consortium.

On February 27, 1997, Rostelecom’s ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange (MICEX). On October 27, 1997, Rostelecom’s ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

On February 17, 1998, Rostelecom’s ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

In June 1999, the General Meetings of Shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by merging MMT into Rostelecom. Following the completion of the merger, a new version of the Company’s Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company’s reorganization and legal succession to all the rights and obligations of OJSC MMT that merged into it.

To accommodate the reorganization, the Decision on issue of Rostelecom’s shares was adopted by Rostelecom’s Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the General Meeting of the Company’s Shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1, 1999) and the Merger Agreement between the Company and OJSC MMT dated July 17, 1999. The Company’s additional ordinary shares were placed by way of conversion of the MMT’s ordinary shares into ordinary shares of Rostelecom, and the Company’s preferred shares were placed by way of conversion of the MMT’s preferred shares into them.

Following the completion of the additional share placement procedures, on October 16, 2000 the Federal Commission for the Securities Market of the Russian Federation registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16, 1999) and of Class A preferred registered shares (registration number: 2-02-00124-A of August 16, 1999) of Rostelecom).

On September 9, 2003, as per Order No. 03-1915/r of the Federal Commission for the Securities Market of the Russian Federation Rostelecom’s shares were consolidated as follows:

•                                the state registration numbers previously assigned to the issues of Rostelecom’s ordinary registered paperless shares – 73-1”P”-1947 of November 10, 1993 and 1-02-00124-А of August 16, 1999 – were canceled. These issues were given a new state registration number: 1-01-00124-А of September 9, 2003;

•                                the state registration numbers previously assigned to the issues of Rostelecom’s preferred registered paperless shares – 73-1”P”-1947 of November 10, 1993 and 2-02-00124-А of August 16, 1999 – were canceled. These issues were given a new state registration number: 2-01-00124-А of September 9, 2003.

On July 11, 2003, Rostelecom ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

As a result of changes in the procedures of securities trading at the St. Petersburg Stock Exchange Rostelecom ordinary shares were delisted from it on November 24, 2004.

On November 23, 2004, ordinary and preferred shares of OJSC Rostelecom began to be traded at OJSC Stock Exchange RTS without listing procedure. In March 2005 the Company’s ordinary and preferred shares were included on the basis of listing agreement into the Quotation list A1 with OJSC Stock Exchange RTS. On August 2005 preferred shares of OJSC Rostelecom were excluded from the Quotation list А1 of OJSC Stock Exchange RTS and moved to the section “Securities admitted for trading, but not included in Quotation lists”. In July 2006 the Company’s ordinary shares were excluded from the Quotation list А1 of OJSC Stock exchange RTS and moved to the Quotation list А2.

On December 31, 2004, an agreement was concluded with Stock Exchange CJSC MICEX, on the basis of which the ordinary and preferred shares of OJSC Rostelecom are listed in the Quotation list A of level one.

At present, Rostelecom’s outstanding share capital amounts to 2,428,819.4725 RUR and consists of 728,696,320 ordinary registered paperless shares and of 242,831,469 Class A preferred registered shares with a face-value of 0.0025 RUR each. The Charter of the Company (version No. 6) permits an additional issue of 905,330,221 ordinary shares and of 531 Class A preferred shares with a face-value of 0.0025 RUR (authorized shares). According to the Company’s Charter the Board of Directors of the OJSC Rostelecom is authorized for additional public offerings of ordinary shares in case if the number of allocated shares does not exceed 25% of the outstanding shares.

According to OJSC Rostelecom Charter, the primary goal of the Company is to create a profit..

3.1.4.                  Contact Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is a legal entity organized under the laws of the Russian Federation, with a registered office at: 15 Dostoevskogo st., St. Petersburg, 191002, Russia.

The Company’s General Headquarters:

Address: 14 1st Tverskaya-Yamskaya St., Moscow 125047

Phone: +7 (499) 972-8283

Fax: +7 (495) 787-2850

E-mail: info@rostelecom.ru

Web site: http://www.rt.ru

Public and Investor Relations Department:

Address: 14 1st Tverskaya-Yamskaya St., Moscow 125047

Phone: +7 (499) 973-9920

Fax: +7 (495) 787-2850

E-mail: rostelecom@rostelecom.ru

Web site: http://www.rt.ru/icenter

Corporate Secretary and Corporate Department:

Address: 14 1st Tverskaya-Yamskaya St., Moscow 125047

Phone: +7 (499) 973-9921

Fax: +7 (495) 787-2850

E-mail: rtkm@rostelecom.ru

Web site: http://www.rt.ru/icenter

3.1.5.                  Taxpayer’s Identification Number (TIN)

7707049388

3.1.6.                  Issuer’s Branches and Representative Offices

The Company has the following branches:

North-Western Branch

Opened: on September 23, 1993

Location: Russia, 7/11 Svechnoy Pereulok, office 2N, letter A, St. Petersburg, 191002, Russia

Mailing address: 7/11 Svechnoy Pereulok, office 2N, letter A, St. Petersburg, 191002, Russia

Head of Branch: Yevgeny Vladimirovich Gerasimov

Power of attorney expires: on October 5, 2007

Volga Region Branch

Opened on September 23, 1993

Location: Russia, 292 Sadovaya St., Samara, 443001, Russia

Mailing address: 292 Sadovaya St., Samara, 443001, Russia

Head of Branch: Igor Vladmirovich Rybnikov

Power of attorney expires: on September 29, 2007

Siberian Branch

Opened: on February 5, 1993

Location: 33 2nd Soyuza Molodezhi St., Novosibirsk, 630122, Russia

Mailing address: 33 Vtoraya Soyuza Molodezhi St., Novosibirsk, 630122, Russia

Head of Branch: Anatoly Ivanovich Parfenov

Power of attorney expires: on October 25, 2007

Southern Branch

Opened on February 5, 1993

Location: 152 Pushkinskaya St., Rostov-on-Don 344006, Russia

Mailing address: 152 Pushkinskaya St., Rostov-on-Don, 344006, Russia

Head of Branch: Alexander Leonidovich Afanasyev

Power of attorney expires on October 25, 2007

Urals Region Branch

Opened: on February 5, 1993

Location: 4a, Asbestovsky Pereulok St., Yekaterinburg, 620067, Russia

Mailing address: 4a, Asbestovsky Pereulok St., Yekaterinburg, 620067, Russia

Head of Branch: Gennady Viktorovich Chernavtsev

Power of attorney expires: on September 29, 2007

Far-Eastern Branch

Opened: on February 5, 1993

Location: 23 Pushkina St., Khabarovsk, 680000, Russia

Mailing address: 23 Pushkina St., Khabarovsk, 680000, Russia

Head of Branch: Ivan Ivanovich Zima

Power of attorney expires: on February 05, 2008

Central Region Branch

Opened: on January 1, 2002

Location: 17 3rd Khoroshevskaya St., bldg 1, Moscow, 123298, Russia

Mailing address: 17 3rd Khoroshevskaya St., bldg 1, Moscow, 123298, Russia

Head of Branch: Viktor Vladimirovich Iudin

Power of attorney expires: on September 29, 2007

Training Center (UPTs RT)

Opened: on August 26, 1997

Location: Village Bekasovo, Naro-Fominsk District, Moscow Region, 143380, Russia

Mailing address: Village Bekasovo, Naro-Fominsk District, Moscow Region, 143380, Russia

Head of Branch: Olga Viktorovna Zaytseva

Power of attorney expires: on October 30, 2009

Mezhdugorodny i Mezhdunarodny Telefon (MMT)

Opened: on September 23, 1993

Location: 30 Goncharnaya St., Moscow, 115172, Russia

Mailing address: 30 Goncharnaya St., Moscow, 115172, Russia

Head of Branch: Alexander Ivanovich Isaev

Power of attorney expires: on March 2, 2008

The Company has the following representative offices:

Representative Office in Geneva, Switzerland

Opened on May 14, 1999

Location: Le Chateau Banquet, rue de Lausanne 94 – 1202 Geneve\Suisse

Mailing address: Le Chateau Banquet, rue de Lausanne 94 – 1202 Geneve\Suisse

Head of the Representative Office: Alexander Ivanovich Kushtuev

Power of attorney expires: on June 10, 2007.

Representative Office in Yerevan, Republic of Armenia

Opened on April 11, 2002

Location: 28 Nalbandiana St., Yerevan, 375010, Republic of Armenia

Mailing address: 28 ul. Nalbandiana, Yerevan, 375010, Republic of Armenia

Head of the Representative Office: not appointed

Power of attorney: not issued.

3.2.                Issuer’s Principal Operations

3.2.1.                  Issuer’s Field of Business

The Company’s main activity code according to the OKVED classification (the National Classification of Economic Activities) is:

64.2 Telecommunications.

3.2.2.                  Issuer’s Principal Operations

OJSC Rostelecom is Russia’s national domestic long-distance and international telecommunications operator. The Company owns and operates a nationwide digital trunk network. The Company has direct international outputs to networks of more than 100 operators in 72 countries. The Company takes part in 30 international cable systems and cooperates with 400 international operators and companies.

In accordance with the system of interaction between operators that expired on December 31, 2005, OJSC Rostelecom provided long-distance traffic transit services to Svyazinvest inter-regional telecommunications companies (“IRCs”) and to other Russian operators, and in Moscow the Company provided long-distance services to OJSC MGTS subscribers directly.

Starting from January 1, 2006 under new regulation framework for telecommunications industry, the principles for provision of long-distance services to end users and interaction of operators changed.

Interaction of operators providing long-distance telecommunications services according to new regulations relies on the following principles:

•                  OJSC Rostelecom, as operator of DLD and ILD telephone network, provides long-distance services to subscribers of local network operators;

•                  operators of intra-regional telephone networks provide long-distance operators with intra-regional origination and termination of calls; and

•                  local operators provide intra-regional network operators with local origination and termination of calls.

Settlements between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer services, are to be performed by the long-distance operator or its agent.

To comply with the new regulatory requirements, the long-distance operator must fulfill a number of conditions, including:

•                  technical conformity of its network to requirements set for DLD and ILD telecommunication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and

•                  operational readiness to provide long-distance services to any local network subscriber.

In order to comply with the new regulatory requirements on telecommunications services provision to end users, effective January 1, 2006, the Company will enter into service contracts with Svyazinvest IRCs and other operators of local and intra-regional networks (“Contracted Service Providers”) to act as the Company’s regional agents. Contracted services will include initiation and termination of domestic long-distance and international calls, customer services to end users, invoicing, and collection of payments for long-distance services provided by the Company. Using the capacity of its own telecommunication network OJSC Rostelecom provides leased line services. Besides that OJSC Rostelecom offers a growing range of the new value-added services on the base of own intellectual platform.

OJSC Rostelecom also provides telecommunications services to Russian state and government authorities. For purposes of defense and security of the country and state governance OJSC Rostelecom is improving ways of coordination with state and government authorities and is enhancing the stability and security of its telecommunication network.

The demand for Rostelecom’s services, which provide for major part of its revenues, can be described as stable, without any significant seasonal fluctuations. Any appreciable fluctuations in demand for telecommunications services occur on certain dates, such as public holidays. However, the wide range of services provided by Rostelecom stabilizes the Company’s revenues despite of fluctuations in demand for single segments.

Information about the Issuer’s income for the reporting quarter broken down by main business activities, in absolute and percentage terms, is noted below.

	3rd quarter of 2006	3rd quarter of 2005
Revenue for the fiscal year, thousand RUR	15,047,156	10,260,819
Revenue from the operation activities (telecommunication services), thousand RUR	14,924,814	10,140,209
Operating revenue margin, %	99	99
Operating revenue change, %	47	9

During the reporting period the Company’s revenue from core activities increased by 47% compared to the corresponding period of the previous year due the new scheme of interaction and settlements for operators and subscribers.

3.2.3.                  Principal Products (Works, Services)

The main services provided by the Company are long-distance and international traffic transit services and leased line services to telecommunications operators.

Long-distance traffic	3rd quarter of 2006
Products (works, services) sales revenue, thousand rubles	7,772,014
% of total revenue	52

Note: Estimated volume of domestic long-distance traffic:2,580,325thousand minutes

International traffic	3rd quarter of 2006
Products (works, services) sales revenue, thousand rubles	4,582,632
% of total revenue	30

Note: Estimated volume of international traffic: 1,231,170 thousand minutes

Channel leasing	3rd quarter of 2006
Products (works, services) sales revenue, thousand rubles	1,816,344
% of total revenue	12

General cost structure of the issuer:

	3rd quarter of 2006
Cost items	Long-distance traffic	International traffic	Channel leasing
Feedstock and materials, %	0.4	0.3	3.4
Components and semi-finished products purchased, %	0.0	0.0	0.0
Contracted production services, %	83.6	83.4	14.4
Fuel, %	0.1	0.1	1.9
Electricity, %	0.3	0.2	1.7
Wages and salaries, %	5.0	4.2	36.2
Loan interest, %	0.0	0.0	0.0
Rents, %	0.4	0.3	1.9
Social fund deductions, %	0.8	0.7	7.7
Fixed asset depreciation, %	3.7	5.1	19.4
Tax-deductible costs, %	0.0	0.0	0.4
Other costs (specify), %	5.7	5.7	13.0
Amortization of intangible assets, %	0.0	0.0	0.0
Innovation remuneration, %	0.0	0.0	0.0
Mandatory insurance premiums, %	0.9	0.7	0.6
Entertainment costs, %	0.0	0.0	0.0
Other costs, %	4.7	5.0	12.4
Total production and selling costs, %	100.0	100.0	100.0
For reference: Products (works, services) sales revenue to production costs ratio, %		136.5

Calculations set forth in this section of the quarterly report have been made in accordance with the Russian Accounting Standards.

3.2.4.                  Raw materials and Issuer’s suppliers

The Company’s main business activity is provision of telecommunications services. Therefore no raw materials are required.

As of September 30, 2006, the Company has suppliers (pursuant to the agreements in force as of the end of the 3rd quarter of 2006) accounting for at least 10% of total supplies of basic process equipment:

Full official name: Juniper Networks

Location: USA

Share in the overall deliveries volume: 29%

Full official name:NERA ASA

Location:Norway

Share in the overall deliveries volume: 13%

Full official name: NEС Corporation

Location: Japan

Share in the overall deliveries volume: 17%

Full official name: HUAWEI TECH. INVESTMENT CO., LTD

Location: China

Share in the overall deliveries volume: 21%

The share of imported basic process equipment comprised 90%. However, Rostelecom’s principal suppliers are major telecommunications equipment manufacturers competing in the world market and providing comparable equipment, so Rostelecom can rely on purchasing equipment from those suppliers. Besides, the equipment supply contracts include the suppliers’ obligation to manufacture and provide maintenance support for a long period of time.

3.2.5.                  Target Markets for the Issuer’s Products (Works, Services)

Starting from January 1, 2006 under new regulation framework for telecommunications industry, the principles for provision of long-distance services to end users and interaction of operators changed.

Interaction of operators providing long-distance telecommunications services according to new regulations relies on the following principles:

•                  OJSC Rostelecom, as operator of DLD and ILD telephone network, provides long-distance services to subscribers of local network operators;

•                  operators of intra-regional telephone networks provide long-distance operators with intra-regional origination and termination of calls; and

•                  local operators provide intra-regional network operators with local origination and termination of calls.

Thus, major markets where the Company operates are the following:

•                  services market for the end users – individuals;

•                  services market for the end users – corporate clients;

•                  services market for telecommunications operators.

The Company’s Activities at the Domestic and International Long-distanceTelecommunications Services Market for the End Users – Individuals

The Company provides telecommunications services to end-users in Moscow, including domestic and international long-distance services and dial-up Internet access using pre-paid cards.

The Company renders domestic and international long-distance services in Moscow via telecommunication network of OJSC MGTS, which owns the last mile. In the 3rd quarter of 2006 the total amount of subscribers of the Company’s domestic and international long-distance services on OJSC MGTS network comprises 3.7 million.

On the rest of territory of Russia the Company provides international and domestic long-distance services to end-users via telecommunications networks of licensed local operators, which are mainly IRCs of OJSC Svyazinvest, on the basis of agent agreements or directly. The total amount of subscribers of the Company’s domestic and international long-distance services approximately comprises 28 million.

The Company pays special attention to the increasing of “Rostelecom” brand-name recognition and positive image-building. In November 2005, the Company started the federal advertising campaign to increase the brand value and user’s awareness of the services offered by the Company.

To assure the effective service for end users of long distance telecommunication services, in 2006 OJSC Rostelecom has launched the program of Customer Care Centers chain in all regions of the Russian Federation. In these Customer Care Centers the Company’s subscribers can conclude the contracts for domestic and international long-distance telecommunications services, receive and pay the Company’s invoices, inquire for account balance and details on domestic and international telecommunication connections as well as the value-added and new services.

The Company’s Activities at theDomestic and International Long-distance Telecommunication Services Market for the End Users – Corporate Clients

At the market of corporate clients the Company renders and plans to render in future domestic and international long-distance services, leased line services, Internet access services, services of virtual private networks and intelligent telecommunications network.

On the basis of its own intelligent public telecommunications network the Company provides “Freephone”, “Televoting”, and “Call with Premium Rate” services. Since the end of September 2006 the Company has been providing “Freephone” service via a new number 8-800-100.

Before January 01, 2006, the Company provided domestic and international long-distance services to corporate clients exclusively in Moscow. Starting from January 1, 2006 due to the liberation of the Russian telecommunications market the Company was granted the right to render these services on all RF territory and in this framework started the contractual campaign to enter into agreements with corporate clients on all RF territory.

To meet needs of corporate clients the Company started development of related services, including domestic and international long-distance services, virtual private network services, Internet access services, leased line and intelligent network-based services.

Company’s Activities at the Telecommunications Operators Market:

Under a new scheme of telecommunications services provision the long-distance traffic transit market suffered considerable changes and now interconnection, traffic transit, call termination and initialization services are the core of this market. The Company provides other telecommunications operators with leased line services, international calls termination as well as domestic and international traffic transit services, including “Europe-Asia Transit”. OJSC Rostelecom is one of the leading players of domestic and international leased line market.

In addition the Company has started providing Internet traffic transit services (ip-transit) via trunk lines and plans its further development throughout Russia.

3.2.6.                  Licenses Held by the Issuer

The Company holds the following licenses:

License number: D 389664 GS-1-99-02-26-0-7707049388-007353-1

Issue date: October 23, 2003

Expiry date: October 31, 2008

Issued by: The Russian Federation State Committee for Construction

Activity: designing of buildings and facilities

License number: D 389663 GS-1-99-02-27-0-7707049388-007354-1

Issue date: October 31, 2003

Expiry date: October 23, 2008

Issued by: The Russian Federation State Committee for Construction

Activity: construction of buildings and facilities

License number: 44219

Issue date: September 21, 2006

Expiry date: November 01, 2010

Issued by: Federal Communications Control Service

Activity: Provision of local telecommunications services via payphones

License number: 36740

Issue date: November 01, 2005

Expiry date: November 01, 2010

Issued by: Federal Communications Control Service

Activity: Provision of local telecommunications services via payphones

License number: 36739

Issue date: November 01, 2005

Expiry date: November 01, 2010

Issued by: Federal Communications Control Service

Activity: Provision of local telecommunications services via public call offices

License number: 36738

Issue date:November 01, 2005

Expiry date: November 01, 2010

Issued by: Federal Communications Control Service

Activity: Provision of local telecommunications services, except telecommunications services via pay phones and public call offices

License number: 29777

Issue date: December 11, 2003

Expiry date: December 11, 2013

Issued by: The Russian Federation Ministry of Communications

Activity: provision of long-distance and international communications services

License number: 29778

Issue date: December 11, 2003

Expiry date: December 11, 2013

Issued by: The Russian Federation Ministry of Communications

Activity: provision of line leasing services

License number: 3136

Issue date: August 16, 1996

Expiry date: October 01, 2006

Issued by: The Russian Federation Ministry of Communications

Activity: provision of 900 MHz cellular radio telephony services

License number: 3137

Issue date: August 16, 1996

Expiry date: October 01, 2006

Issued by: The Russian Federation Ministry of Communications

Activity: provision of 900 MHz cellular radio telephony services

License number: 3138

Issue date: August 16, 1996

Expiry date: October 01, 2006

Issued by: The Russian Federation Ministry of Communications

Activity: provision of cellular radio telephony services

License number: 3226

Issue date: May 15, 1997

Expiry date: May 15, 2007

Issued by: The Russian Federation Ministry of Communications

Activity: provision of telematic services

License number: 3227

Issue date: May 15, 1997

Expiry date: May 15, 2007

Issued by: The Russian Federation Ministry of Communications

Activity: provision of data transfer services

License number: 27895

Issue date: September 05, 2003

Expiry date: September 05, 2008

Issued by: The Russian Federation Ministry of Communications

Activity: provision of telegraph telecommunications services

License number: 31540

Issue date: May 10, 2005

Expiry date: June 17, 2009

Issued by: Federal Communications Control Service

Activity: provision of television and radio broadcasting services

License number: 32898

Issue date: July 15, 2005

Expiry date: July 15, 2010

Issued by: Federal Communications Control Service

Activity: provision of intraregional telephone services

The Company has no grounds to expect the Company’s licences not to be timely extended or to be withheld and cancelled.

Detailed data on communications licenses is presented in item 3.2.10 (Additional requirements to issuers that are providers of communications services), sub-item “Communications Licenses” of the present report.

3.2.7.                  Issuer’s Joint Operations

During the 3rd quarter of 2006 the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).

3.2.8.                  Additional Requirements to Issuers That Are Joint-Stock Investment Funds or Insurance Organizations

Not applicable.

3.2.9.                  Additional Requirements to Issuers That Are Mineral Production Entities

Not applicable.

3.2.10.           Additional Requirements to Issuers That Are Providers of Communications Services

а) Communications licenses

License number: 36738

Activity: provision of local telecommunications services, except telecommunications services via payphones and public call offices

Expiry date: November 01, 2010

License terms: The Licensee is authorized to provide subscriber with:

а) access to the Licensee’s telecommunications network;

b) subscriber’s line in permanent use;

c) local telephone calls over the fixed telecommunication network using data terminal equipment with number assignment from the number plan of Licensee’s local telecommunications network:

•    voice traffic transit;

•    facsimile messages transit;

•    data transit;

d) access to PSTN services except cellular telecommunications services;

e) access to information and reference services;

f) 24-hour free-of-charge emergency calls.

License number: 36739

Activity: provision of local telecommunications services via public call offices

Expiry date: November 01, 2010

License terms: The Licensee is authorized to provide user with:

а) local voice calls over the fixed telecommunication network;

b) access to PSTN services except cellular telecommunications services;

c) access to information and reference services;

d) 24-hour free-of-charge emergency calls.

License number: 44219

Activity: provision of local telecommunications services via payphones

Expiry date: August 08, 2010

License terms: The Licensee is authorized to provide user with:

а) local voice calls;

b) access to telematics communication services and intra-regional, domestic and international long-distance telephone services, as well as data transfer services, excluding voice information transfer;

c) access to information and reference services;

d) 24-hour free-of-charge emergency calls.

License number: 36740

Activity:provision of local telecommunications services via payphones

Expiry date: November 01, 2010

License terms: The Licensee is authorized to provide user with:

а) local voice calls over the fixed telecommunication network;

b) access to PSTN services except cellular telecommunications services;

c) access to information and reference services;

d) 24-hour free-of-charge emergency calls.

License number: 32898

Activity:provision of intraregional telecommunication services

Expiry date: July 15, 2010

License terms: The Licensee is authorized to provide subscriber and (or) user with:

а) intraregional telephone calls over the fixed telecommunication network using data terminal equipment for:

•    voice traffic transit;

•    facsimile messages transit;

•    data transit;

b) access to PSTN services except local and cellular telecommunications services;

c) access to information and reference services.

License number: 29777

Activity: provision of domestic and international long-distance telecommunications services

Expiry date: December 11, 2013

License terms: The Licensee is authorized to provide PSTN services in the territory of the Russian Federation as set forth here below:

•             long-distance and international telephone services;

•             provision of intelligent public telecommunications network services using special equipment (televoting, free calling, credit card calling, prepaid card calling, paycard calling, extra paid services). The users and subscribers of intelligent public telecommunications network services can access it from any place of the Russian Federation territory.

License number: 29778

Activity: provision of long-distance and international telecommunications services

Expiry date: December 11, 2013

License terms: The Licensee is authorized to provide users with physical circuits, communication channels and paths for transmitting telecommunications signals, including broadcasting channels.  Licensee’s total voice frequency channels’ capacity (main digital channels), including digital lines, should be not less than 100,000 units.

License number: 3136

Activity: provision of 900 MHz cellular radio services

Expiry date: October 01, 2006

License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Novosibirsk Region. The services shall be provided through the Licensee’s communications network that must be part of the Russian Federation’s unified cellular network (SPS-900).

License number: 3137

Activity: provision of 900 MHz cellular radio services

Expiry date: October 01, 2006

License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in Khabarovsk Territory. The services shall be provided through the Licensee’s communications network that must be part of the Russian Federation’s unified cellular network (SPS-900).

License number: 3138

Activity: provision of 900 MHz cellular radio services

Expiry date: October 01, 2006

License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Amur Region. The services shall be provided through the Licensee’s telecommunications network that must be part of the Russian Federation’s unified cellular radio network (SPS-900).

License number: 3226

Activity: Provision of telematic services

Expiry date: May 15, 2007

License terms: The Licensee is authorized to provide public network telematic services (e-mail, fax, teleconferencing, message handling, voice-messaging, videoconferencing, audioconferencing, file-transfer, directory inquiry, database access, inquiry, voice message transfer services) in the territory of the Russian Federation.

License number: 3227

Activity: provision of data transfer services

Expiry date: May 15, 2007

License terms: The Licensee is authorized to provide public network data transfer services in the territory of the Russian Federation.

License number: 27895

Activity: provision of telegraph communications services

Expiry date: September 05, 2008

License terms: The Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

•    long-distance and international telegraphic traffic transfer and handling services;

•    AT/telex network services;

•    non-category telegram transmission services.

Telegraph communications services shall be provided using the Licensee’s public communication network and allocated telegraph communications network.

License number: 31540

Activity: provision of television and radio broadcasting services

Expiry date: June 17, 2009

License terms: The Licensee must provide user in accordance with this license for:

a) receive broadcast programs (program);

b) program translation

No risk factors that could adversely effect the Company’s fulfillment of liabilities resulted from licenses was found.

OJSC Rostelecom has no grounds to expect that the Company’s licenses may not be timely extended or be withheld and cancelled.

No factors have been detected that may detract from the Company’s fulfillment of its liabilities on issued licenses.

The Company has no grounds to expect the Company’s licenses not to be timely extended or to be withheld and cancelled.

b) Telecommunication Networks

OJSC Rostelecom provides international and long-distance communication services via its cable systems, radio relay communication lines and satellite channels. The trunk network’s resources guarantee the transmission of all types of information. Rostelecom’s digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing (DWDM) technology, covers almost the entire Russian Federation.

Primary telecommunication network

Rostelecom’s primary telecommunication network consists of trunk lines interconnected with the networks of Interregional Companies (IRC) of OJSC Svyazinvest through Automated Switching Nodes (ASN), with networks of foreign operators through International Switching Centers (ISC) and with satellite telecommunication networks.

As of September 30, 2006, the Company’s digital network comprised of 42,993 km, including 29,561 km of fiber optic lines (FOL) and 13,432 km of digital radio relay lines. The main components of the network are the powerful Moscow – Novorossiisk, Moscow – St. Petersburg, and Moscow – Khabarovsk FOLs, as well as digital radio relay lines Moscow – Saint-Petersburg, Moscow – Khabarovsk, Perm - Yekaterinburg, Tyumen – Surgyt, Samara – Orenburg and a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. The largest international operators can now send their traffic through Russia. As it equips itself with new digital cables, the Company is phasing out its analog telecommunications lines from service. From 2001 to the 3rd quarter of 2006, more than 53.14 thousand km of analog telecommunication cables were phased out.

The table below presents a list of the trunk lines comprising Rostelecom’s primary network as of September 30, 2006:

Line	Type of line	Length (km)		Transmission speed (Mbps)	Number of channels
Moscow–Khabarovsk	Digital radio relay	7,992		6 x 155	11,340
Moscow–Novosibirsk	Fiber optic	3,972		9,953 x 2	241,920
Moscow–Yekaterinburg	Fiber optic	2,400		2,488	30,240
Moscow–St. Petersburg	Fiber optic	1,163		9,953 x 2	241,920
Nakhodka–Naoetsu–Pusan	Submarine fiber optic	1,762		565	15,120
Nakhodka–Khabarovsk	Fiber optic	897		2 x 622	15,120
Kingisepp– Albertslund	Submarine fiber optic	1,274	*	2 x 565	15,120
Kingisepp–St. Petersburg	Suspended fiber optic	191		2 x 622	15,120
St. Petersburg–Kingisepp–Moscow	Digital radio relay	923		3 x 140	5,760
Novorossiisk–Istanbul–Palermo	Submarine fiber optic	3,564(664	)*	565	15,120
St. Petersburg–Finland	Fiber optic	197	**	622	7,560
Kingisepp–Tallinn	Fiber optic	26	**	2,488	30,240
Moscow–Novorossiisk	Fiber optic	1,653		9,953+2,488	151,200
Novorossiisk–Varna– Carolina Bugas	Submarine fiber optic	1,224.7		2,488	30,240
Novorossiisk–Sochi–Poti	Submarine fiber optic	425		2,488	30,240
Khabarovsk–Harbin (PRC)	Fiber optic	150	**	2,488	30,240
Perm–Yekaterinburg	Digital radio relay	565		2 x 155	3,780
Perm–Yekaterinburg	Fiber optic	382		9,953	120,960
Apastovo–Shigony	Fiber optic	220		622	7,560
Ivanovka–Vladivostok	Fiber optic	61		622	7,560
St. Petersburg–Lyuban–Luga	Fiber optic	289		2,488	30,240
Zadonsk–Lipetsk–Tambov	Fiber optic	270		622	7,560
Apastovo–Kazan	Fiber optic	132		622	7,560
Russia–Kazakhstan (eastern part of the border)	Fiber optic	220	**	622	7,560
Vladimir–Vologda, with branches to Ivanovo, Kostroma, and Yaroslavl	Fiber optic	665		622	7,560
An overlay digital network in the Moscow Region	Fiber optic	709		2 x 622	15,120
Tula–Kaluga	Fiber optic	212		2,488	30,240
Kaluga–Belgorod to the Ukrainian border, with branches to Bryansk, Kursk, and Belgorod	Fiber optic	974	**	2,488	30,240
Moscow–Minsk, with a branch to Smolensk	Fiber optic	480	**	9,953	120,960
Tyumen–Surgut Kingisepp	Digital radio relay	709		5 X 155	9,450

Line	Type of line	Length (km)		Transmission speed (Mbps)	Number of channels
Samara–Orenburg	Digital radio relay	386		155(2Х155)	1 890
Apastovo–Malaya Purga, with branches to Kazan, Naberezhniye Chelny, Izhevsk, and Yoshkar-Ola	Fiber optic	661		2,488	30,240
Novosibirsk–Khabarovsk	Fiber optic	5,480		2,488	30,240
Novorozhdestvenskaya–Stavropol–Makhachkala	Fiber optic	270		2,488	30,240
Novorozhdestvenskaya - Stavropol–Kropotkin–Pyatigorsk–Budyonnovsk, with branches to Mineralniye Vody, Kislovodsk	Fiber optic	458		2,488	30,240
Krasnodar – Novorozhdestvenskaya	Fiber optic	149		2,488	30,240
Budyonnovsk–Kizlyar–Makhachkala, with branches to Cherkessk, Nalchik, Nazran, and Vladikavkaz	Fiber optic	901		2,488	30,240
Aksai–Lugansk	Fiber optic	36	**	622	7,560
Samara–Saratov–Volgograd	Fiber optic	928		2,488 х 2	60,480
Perm–Izhevsk	Fiber optic	657		2,488	30,240
Volgograd–Rostov-on-Don	Fiber optic	516		2,488	30,240
Volgograd–Elista–Budyonnovsk	Fiber optic	560		2,488	30,240
Kizlyar–Grozny	Fiber optic	140		9,953	120,960
Lyuban–Issad	Fiber optic	140		2,488	30,240
Issad–Petrozavodsk	Fiber optic	319		2,488	30,240
Russia–Kazakhstan (western part)	Fiber optic	455	**	2,488	30,240
Yoshkar-Ola–Kirov	Fiber optic	465		2,488	30,240
Moscow Ring	Fiber optic	64,1		9,953	120,960
Baltic Cable System	Fiber optic	1,280		6 х 2,488 + 4х2,488	1,935,360
Moscow - Samara	Fiber optic	1,021		4х9,953	483,840
Russia - Azerbaidjan	Fiber optic	201	**	622	7,560
Kaliningrad – Gvardeisk – Sovetsk – state border to Lithuania	Fiber optic	131	**	2,488	30,240
Gatikha – D. Konstantinovo – Civilsk – Apastovo with attachments to N. Novgorod and Cheboksary	Fiber optic	924		9,953	120,960
Novosibirsk-Khabarovsk	Fiber optic	5,480		2 х 9,953	241,920
Ufa – Orenburg	Fiber optic	824		9,953	120,960
Lightening of dark fibers of fiber optic line from Kingisepp to Kotka	Submarine fiber optic	234		9,953	120,960
Geographic diversity of primary trunk network in Moscow region	Fiber optic	840		9,953	120,960
Russia – China (Blagoveshchensk-Haihe)	Fiber optic	21		2,488	30,240
Chelyabinsk-Tyumen	Fiber optic	536		9,953	120,960
Nazran – Grozny	Fiber optic	55		9,953	120,960

* length of section owned by Rostelecom

** distance to national border.

Secondary telecommunication network

Rostelecom’s international digital network is formed on the basis of 13 ISCs/ITEs:

1.          8 international switching centers (ISCs) including:

•             ISCs of Moscow (5centers);

•             ISC of Luban’;

•             ISC of Rostov;

•             ISC of Khabarovsk;

2.          5 international trunk exchanges (ITEs) including:

•             ITE of Yekaterinburg;

•             ITE of Kaliningrad;

•             ITE of Samara;

•             ITE of Murmansk;

•             ITE of Novosibirsk.

3.          2 separated centers of STP signalizing.

As of September 30, 2006, the capacity of ISCs/ITEs network totals 170 thousand lines.

The long-distance digital telecommunications network of the Company comprises 8 ASNs, 6 Automatic Trunk Exchanges (ATEs) and 4 separated centers of STP signalizing.

All digital ATEs and ISCs are interconnected with the digital telecommunications network. From 2003 to the 3rd quarter of 2006 the Company expanded and improved existing and constructed new telecommunications facilities. As a result the total capacity of these facilities increased by 237,990 lines.

The Company has reorganized its primary and secondary networks to engage monitoring system SS-7 (signalizing system) “Akterna”.

At present the Company provides access to domestic and international long-distance telecommunications services, connected networks operators, interregional companies (IRCs), local subscribers providing ISDN services in the regions with digital long-distance automatic telephone exchanges complete with SS-7 common signaling system and where such services are demanded. There is an open access for subscribers of 77 RF regions to inter-city and international services ISDN connection. The Company operates an open multimedia telecommunications network, which include subscriber audio and video terminations in 75 cities of Russia and 13 stations for shared access. Subscribers connected to Rostelecom’s open multimedia communication network can participate in and organize teleconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

To extend the capacity for provision of audio- and videoconfererencing services based on IP and ISDN technology and to improve organization and planning of audio- and videoconfererences the Company installed multipoint control unit MCU MGC-100 Polycom that supports up to 20 videoconferences simultaneously. The largest number of members that can participate in an audioconference amounts to 96, in a videoconference – to 48 (ISDN, 384 Кbit/s), 36 (IP, 768 Кbit/s).In 2005 the second installation complex of audio and videoconferencing facilities was put into operation.

In 2005 the new equipment of the Intelligent platform Tellin by Huawei Technologies was put into operation including SCP, SMP и AIP units.

Due to the Intelligent platform Tellin produced by Huawei Technologies installed in Moscow, the Company continues providing the services such as Freephone, Televoting, Call with Premium Rate and services based on pre-paid cards, for clients of all regions of Russia and a range of commercial telecommunication operators.

As a national operator of Russia Rostelecom offers the following services:

•                                access both to domestic and international long-distance communication lines throughout Russia;

•                                signal verification and passage via SS 7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

•                                multimedia communications (video teleconferencing);

•                                ISDN network and intelligent network services;

•                                leasing lines of different throughput capacity, VPN, Internet access both for operators and corporate clients.

As of September 30, 2006, the Company’s long-distance telecommunication network comprised of 597 thousand channels including 593 thousand digital channels and 4 thousand analog channels. The level of digital switching nodes and centers totals 100%.

In its secondary network the Company succeeds in developing a network for providing package technology-based services.

In order to provide leasing of digital channels NX64 Kbit/sec OJSC Rostelecom has constructed networks of long-distance and international channels leased employing the equipment of flexible multiplexers:

•                                network on the basis of Martis DXX equipment consisted of 125 nodes located at 98 cities;

•                                network on the basis of MainStreet equipment consisted of 15 nodes located at 5 cities, and

•                                network on the basis of CP-3000/4000 equipment consisted of 2 nodes located in 2 cities.

Submarine Cables

Within its program for extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for organization of telecommunications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in five international fiber optic cable systems: Denmark–Russia 1 (DK–R1), Russia–Japan–Korea (R–J–K), Italy–Turkey–Ukraine–Russia (ITUR), Georgia – Russia (G–R) and Black Sea Fiber-optic cable system (BS FOCS) in which Rostelecom owns approximately 50%, 33%, 30%, 67% and 9.4% respectively. The rest of these cable systems is owned by various international operators.

In order to ensure access to these systems and set up direct high-quality international telecommunications lines with remote parts of the world, Rostelecom is participating in building many international cable systems and acquiring capacities in them.

As of September 30, 2006, the Company has interests in or the inalienable right to use 27 cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain–Middle East–Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan–USA), the Southeast Asia–Middle East–Western Europe System, and the Trans-Atlantic System.

Satellite Telecommunication

The satellite telecommunication network of OJSC Rostelecom operates within the framework of three ground node stations and nine peripheral ground stations in Russia. OJSC Rostelecom leases the capacity of satellites Express, owned by FSUE Kosmicheskaya Svyaz. The Company determined the composition and location of the ground satellite telecommunication stations based on the needs of the secondary network, as well as for gaining access to the trunk network via ASNs and digital trunk lines.

OJSC Rostelecom also organized international satellite channels using ground space communication stations belonging to CJSC Teleport TP and Federal State Unitary Enterprise Kosmicheskaya Svyaz. The Company is renting satellite channels from Teleport TP, which uses three satellites from the Intelsat systems. FSUE Kosmicheskaya Svyaz offers OJSC Rostelecom satellite channels through its five satellites and four ground stations.

Cooperation between Rostelecom and Mobile Telecommunication Network Operators

Cooperation between the Company and Russian mobile communication network operators is aimed at expanding the range of high-quality network services, including national and international roaming. As of September 30, 2006, OJSC Rostelecom is routing the international roaming for 454 cellular networks in 176 countries.

3.3.                The Issuer’s Future Plans

The Company’s main goal for 2006 is to retain its leading position in the telecommunications market and continue preparing for the forthcoming de-monopolization of the long-distance telecommunications sector and strengthening the Company’s position in key markets.

•      The Company’s activities at the domestic and international services market for the end users – general public and corporate customers

Currently, OJSC Rostelecom collects the most part of revenue from provision of domestic and international long-distance services and from January 1, 2006, the Company has been rendering these services directly to end users in accordance with new principles. Thereby, the main task of the Company in 2006 is to improve customer service system when providing long-distance telecommunications and to enhance end users loyalty.

The Company pays special attention to the increasing of “Rostelecom” brand-name recognition and positive image-building. In November 2005, the Company started the federal advertising campaign to increase the brand value and users’ awareness of the services offered by the Company.

To assure the effective service for end users of long distance telecommunication services, in 2006 OJSC Rostelecom has launched the program of Customer Care Centers chain in all regions of Russian Federation. In these Customer Care Centers the Company’s subscribers can conclude the contracts for domestic and international long-distance telecommunication services receive and pay the Company invoices, inquire for account balance and details on domestic and international telecommunication connections as well as the value-added and new services.

In addition, the Company plans in 2006 to implement the Call Center for subscribers in order to comply with the RF Government Regulation No. 310 dated May 18, 2005 “On Approval of the Regulation for Provision of Local, Intra-regional, Domestic and International Long-Distance telephone services” as well as to offer customers value-added services. The Call Center of OJSC Rostelecom will allow through single nation-wide customer service number to get round-the-clock access to the following information and reference services:

•                                telephone codes of domestic settlements;

•                                telephone codes of international foreign countries and settlements;

•                                tariffs for domestic and international telecommunication services;

•                                subscriber’s personal account balance;

•                                procedure for automatic domestic and international telecommunications services and telephone numbers of operator-assisted call service to make both domestic and international calls through the operator;

•                                information on the technical failure preventing the use of telecommunication services; and

•                                a range of value-added services of OJSC Rostelecom.

Among the priority tasks of OJSC Rostelecom for 2006 in the long-distance services market for end users are to set flexible and easy tariffs scale for the Company’s services and to extent a range of services by offering bundled services in cooperation with intra-regional and local operators, in particular.

In the corporate clients segment the Company’s tasks in 2006 include the following:

•                                improving and optimization of the contractual work with the corporate customers under new principles for long-distance services provision which are effective since January 01, 2006, including engaging the Company’s agents;

•                                conclusion of pre-select contracts for long-distance telecommunication services with corporate customers;

•                                organization of centralized service for sales support and new products promotion to corporate customers;

•                                development of related services for corporate customers, including the introduction of new services;

•                                development of new system for on-line provision of standard services.

•                  Company’s activities at the operators market:

The Company’s tasks for 2006 at the telecommunication operators market are the following:

•                                promotion of services based on packet switching technology and dynamic traffic routing;

•                                extension of the Company presence at the leading traffic floors and exchanges;

•                                interconnections with the networks of the leading national and international providers of telecommunication services;

•                                further promotion of TEA (Transit Europe-Asia) project, including the provision of resources for Internet traffic between Europe and Asia;

•                                intensification of cooperation with mobile operators;

•                                optimization of Company’s tariffs and offers for international calls termination on the Russian Federation telecommunications network, considering the market demand.

•      Company’s activities in development and introduction of value-added and new services

The Company also focuses on innovation initiatives for further business growth, including the following:

•                                further promotion and extension of Intelligent Platform based services such as Free Phone, Tele Voting (code 803) and Call with Premium Rare (code 809);

•                                development and launch of services based on IP/MPLS network – virtual private networks and Internet access;

•                                offering of value-added services through OJSC Rostelecom Call Center;

•                                further promotion of OJSC Rostelecom Multipurpose Telephone Pre-paid Card – Karta Svyazi – in all regions of Russia.

•                  Company’s Tasks for Enhancement of Network Infrastructure:

•                                The modernization of existing backbone telecommunication lines with dense wavelength division multiplexing (DWDM) equipment, construction of ring-type structure, including:

•                                Construction of digital radio-relay line from Kirov to Syktyvkar and linking Syktyvkar ATE to the primary backbone network;

•                                Construction of digital line Yakutsk – Skovorodino, construction of fiber optic line (FOL) from Tynda to Skovorodino and digital radio-relay line from Tynda to Yakutsk to link Yakutsk with the digital backbone;

•                                Construction of second Russia – China cross-border transition (Belogorsk – Blagoveshchensk – Haihe) for Europe-Asia traffic transit;

•                                Construction of fiber optic line from Vologda to Issad to build the ring network in the North-West region to backup line from Moscow to St.Petersburg and link Novgorod, Cherepovetz, Vologda, Kostroma, Yaroslavl, Ivanovo;

•                                Modernization of Novorozhdestvenskaya – Budennovsk – Samara (Shygony) FOL to expand the trunk line capacity and set up the ring-type backup for fiber optic line from Moscow to Novorossiisk;

•                                Construction of fiber optic line from Nazran to Grozny to build the ring network in the region and second extension to Grozny and Nazran;

•                                Continuing construction of FOL Chelyabinsk – Novosibirsk – Biryusinsk – Khabarovsk with link-ups to Barnaul, Novokuznetsk, Abakan, Kyzyl and second extensions to Chelyabinsk, Tymen, Omsk, Novosibirsk, Kemerovo, Krasnoyarsk, Kurgan, Khabarovsk to backup line from Moscow to Khabarovsk and increase the reliability of Europe-Asia traffic transit;

•                                Construction of the ring-type fiber optic network including existing trunk lines Moscow – Kaluga – Belgorod and Kaluga – Bryansk in the Central and Central - Chernozem regions;

•                                Modernization of DWDM system in the Central, Privolzhsky and Ural regions to optimize the telecommunication layout by building 3 ring networks in these regions and increasing the trunk capacity for domestic, international and Europe-Asia traffic transit;

•                                Construction of Moscow – Smolensk – Gusino line to backup the existing Moscow – Smolensk line with second link with Smolensk and new Russia – Belarus cross-border transition to increase the current transition capacity;

•                                Modernization of fiber optic line from Khabarovsk to Vladivostok to increase capacity for traffic transit;

•                                Modernization of Kaliningrad – Lithuania cross-border transition to increase the volume of provided telecommunication services.

•                                Construction and modernization of existing International Switching Centers (ISC) and automatic trunk exchanges (АТE) as well as International Trunk Exchanges (ITE) to increase the existing switching capacity, assure high quality and wide range of telecommunication services.

•                                Building the linked monitoring centers of System Signalization (SS-7) to enhance Company’s telecommunication traffic management and billing efficiency.

•                                Implementation of new advanced billing system designed to improve the customer servicing and proceeds assessment, to enhance the system for traffic control and revenue recognition.

•                                Implementation of OJSC Rostelecom services and network resources management system that will allow to increase the level of automated services management processes and optimize the Company’s network resources management.

•                                Modernization of traffic transit network by installation of programmable switches and gateways to ensure the connection of new operators and increase the channels capacity.

In 2006 the following construction projects will be started:

•                                Modenization of fiber optic line from Kingisepp to Belogorsk for transit of traffic between Europe and Asia (TEA Project);

•                                Organization of second digital extension to ATE of Tomsk;

•                                Organization of backup extension to Finland;

•                                Construction of earth stations for satellite telecommunications in Magadan and Petropavlovsk-Kamchatsky;

•                                Increasing the capacity of existing digital lines in Far East and Siberian regions.

•                  Company’s Tasks for Business Processes Improvement:

•                                In 2006, OJSC Rostelecom will continue to improve the corporate governance practices, internal control procedures and finance monitoring system. The Company also focuses on further restructuring of financial investments in the subsidiaries and affiliates and increase of these companies operational efficiency.

•                                In 2006 the Company also aims to improve quality of its services:

•                  ongoing introduction of process model management within the Company and constant enhancing of the Company’s internal structure by reengineering principal business processes;

•                  development, implementation and maintenance of Quality Management System in compliance with requirements of GOST R ISO 9001-2001;

•                  further development and regulation of business processes when rendering telecommunications.

OJSC Rostelecom key tasks for the information technology processes are the following:

•                                further implementation of the unified billing system for settlements between operators that will enable the Company to enhance its overall performance and strengthen its competitive position due to optimization of business processes, improvement of transparency and precision of settlements between operators. It will also facilitate the introduction of a more flexible tariff policy and support the rapid launch of new services;

•                                implementation and setup of subscriber unified billing system that enables the Company to render telecommunication services for end users in accordance with new principles for long-distance services provision;

•                                modernization of corporate data transfer network;

•                                implementation of the corporate information storage system.

•                  Company’s Tasks for Personnel Management System Improvement

•                                enhancement of Company operational efficiency by optimization of organizational structure and growth of skill, professionalism and motivation level of its employees;

•                                development of the system for employees’ adaptation and training;

•                                development of the Company’s corporate culture and optimization of social schemes;

•                                improvement of non-state pension fund scheme;

•                                development of the Company’s personnel motivation system.

The Company has no plans to change its core activities.

3.4.                The Issuer’s Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

Organization: Association of Operators of the ISKRA Federal Network of Business Services

The issuer’s position and functions in the Organization: The issuer is а member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association’s main objectives, namely: promoting the development of the Interrelated Communications Network of the

Russian Federation and promoting the development of the Iskra dedicated federal network of business services.

The Company is a member of Association since July 21, 2001.

3.5.                The Issuer’s Subsidiaries And Dependent Companies

Abbreviated name: CJSC MTs NTT

Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies

Location: 46 Arbat St., bldg. 1, Moscow, 121002, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of fixed local, long-distance and international telephony services, and of data transmission services.

Value for the Company: gaining traffic from corporate clients to be passed through the Company’s facilities

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Andrei Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Olga Nikolaevna Rumyantseva

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vladimir Vladimirovich Kozin

Year of Birth: 1970

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Sergei Mikhailovich Klyushnikov

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Collective executive body not provided for by the Charter.

Sole executive body:

Full name: Andrei Leonidovich Petrov

Year of Birth: 1974

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: CJSC Westelcom

Full name: Closed Joint Stock Company Westelcom

Location: 7 Butlerova St., Moscow, 117485, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: financing and provision of services associated with acquisition and expansion of telecommunications networks and systems using up-to-date technologies for digital telecommunications and data transit.

Value for the Company: leasing FOLs.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Sergei Gennadievich Ivanov

Year of Birth: 1966

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vadim Mikhailovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Marina Vladilenovna Bulgakova

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Olga Viktorovna Sidorenkova

Year of Birth: 1978

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body not provided for by the Charter.

Sole executive body:

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: LLC Telecomcenter

Full name: Limited Liability Company Telecomcenter

Location: Dmitrovskoe shosse, 46, bldg. 1, Moscow, 127238, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Type of business: scientific and technical services.

Value for the Company:controlling other subsidiaries

Composition of Board of Directors: not provided for by the Charter.

Sole executive body: not formed due to lack of need to form this body.

Sole executive body:

FULL NAME: Andrei Viktorovich Demchenko

Year of Birth: no data

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: LLC Malakhit Rest House

Full name: Limited Liability Company Malakhit Rest House

Location: 15 Shcherbak St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 100.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of comprehensive year-round therapy and recreation services.

Value for the Company:  rendering therapy and recreation services for the Company’s employees

Composition of Board of Directors: not provided for by the Charter.

Collective executive body: not formed due to lack of need to form this body.

Sole executive body:

FULL NAME: Olga Yefimovna Rykolenko

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Zebra Telecom

Full name: Closed Joint Stock Company Zebra Telecom

Location: Trubnaya St., 24, bldg. 3, Moscow, 103051, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 99.99%

The Company’s interest in the outstanding ordinary shares of the organization: 99.99%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: telecommunications services

Value for the Company: provision of domestic and international long-distance telecommunication services, Internet access using pre-paid cards

Composition of Board of Directors

FULL NAME: Andrei Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Dmitry Yevgenyevich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Alexander Ivanovich Isaev

Year of Birth: 1953

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Vadim Mikhaylovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Viktor Ivanovich Kaledin

Year of Birth: 1965

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body not provided for by the Charter.

Sole executive body:

FULL NAME: Viktor Ivanovich Kaledin

Year of Birth: 1965

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC RTC-Center

Full name: Closed Joint Stock Company RTC-Center

Location: 15a Kalanchevskaya St.,  Moscow, 107078, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 99.00%

The Company’s interest in the outstanding ordinary shares of the organization: 99.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: foreign economic activities, research, consulting and marketing services

Value for the Company: non-material

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: CJSC Telecomcity

Full name: Closed Joint Stock Company Telecomcity

Location: 5 Delegatskaya St.,  Moscow, 127091, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 80.00%

The Company’s interest in the outstanding ordinary shares of the organization: 80.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: managing of development and real estate property, consulting on financial and economic issues of Russia’s cooperation with other countries

Value for the Company: non-material.

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: CJSC SK Costars

Full name: Closed Joint Stock Company Insurance Company Costars

Location: 42 Leninsky Prospekt St., Moscow, 117119, Russian Federation.

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 86.67%

The Company’s interest in the outstanding ordinary shares of the organization: 86.67%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: insurance.

Value for the Company: insurance of employees

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Anatoly Georgievich Nazeikin

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Galina Vassilienva Rysakova

Year of Birth: 1967

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Marina Vladilenovna Bulgakova

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Dmitry Alexandrovich Ageev

Year of Birth: 1972

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Nikolay Alexandrovich Polosukhin

Year of Birth: 1951

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC GLOBUS-TELECOM

Full name: Closed Joint Stock Company GLOBUS-TELECOM

Location: 38 Obraztsova St., Moscow, 127018, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 74.58%

The Company’s interest in the outstanding ordinary shares of the organization: 74.58%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business:leased communication lines and equipment services.

Value for the Company: provision of communication services on the market of special consumers and on the corporate market of end-users of Moscow and large regional centers of Russia.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Dmitry Yevgenyevich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Andrei Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Boris Ivanovich Girichev

Year of Birth: 1947

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Alexander Ivanovich Isaev

Year of Birth: 1953

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Alexander Vasilyevich Kozhanov

Year of Birth: 1940

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Vasily Fedorovich Matrenin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Olga Nikolaevna Rumyantseva

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

FULL NAME: Svetlana Pavlovna Sinadskaya

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Sole executive body:

FULL NAME: Vasily Fedorovich Matrenin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Incom

Full name: Closed Joint Stock Company Incom

Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 54.38%

The Company’s interest in the outstanding ordinary shares of the organization: 54.38%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of long-distance and international communications services.

Value for the Company: gaining of additional long-distance and international traffic.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Sergei Gennadievich Ivanov

Year of Birth: 1966

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Gennady Sergeevich Drynkin

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

FULL NAME: Marina Vladilenovna Bulgakova

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Yevgeny Alexandrovich Ustinov

Year of Birth: 1984

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Gennady Sergeevich Drynkin

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC GlobalTel

Full name: Closed Joint Stock Company Globalstar Space Telecommunications

Location: 25 Dubovaya Roshcha St., Moscow, 127427, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the Company in view of dominance interest in the charter capital can define decisions of the organization

The Company’s interest in the charter capital of the organization: 51.00%

The Company’s interest in the outstanding ordinary shares of the organization: 51.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of Globalstar satellite mobile communications network services in Russia and the CIS.

Value for the Company: providing satellite telecommunications services

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Dmitry Yevgenievich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vladimir Vladimirovich Terekhov

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanislavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Alexey Vitalievich Ostapchuk

Year of Birth: 1961

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrei Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Sergei Gennadievich Ivanov

Year of Birth: 1966

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vadim Mikhailovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Alexey Vitalievich Ostapchuk

Year of Birth: 1951

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Aquapark RT

Full name: Closed Joint Stock Company Aquapark RT

Location: 5 Delegatskaya St.,  Moscow, 103091, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 50.00%

The Company’s interest in the outstanding ordinary shares of the organization: 50.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: development and operating activities of the aquapark

Value for the Company: non-material.

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: OJSC CC Business Network

Full name: Open Joint Stock Company Central Company Business Network

Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 43.50%

The Company’s interest in the outstanding ordinary shares of the organization: 43.50%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of R&D services, production and implementing of technical systems for communication protection and signalizing of unauthorized access

Value for the Company: non-material

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: OJSC MMTS No. 9

Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9

Location: 7 Butlerov St., Moscow, 117485, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 36.86%

The Company’s interest in the outstanding ordinary shares of the organization: 49.14%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: leasing out premises, provision of communications services.

Value for the Company: lease of premises

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Dmitry Yevgenievich Yerokhin

Year of Birth: 1950

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrei Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Sergei Anatolyevich Bulancha

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Tamara Alexeevna Moiseeva

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrei Genndyevich Kurochkin

Year of Birth: 1970

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body:

Chairman of the Management Board:

Full name: Yury Timofeevich Kukushkin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Svetlana Viktorovna Pasko

Year of Birth: 1969

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vyadut Mukmenovich Ibragimov

Year of Birth: 1951

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Dinara Shamilevna Zabiyan

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Yelena Vladimirovna Churikova

Year of Birth: 1954

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Sole executive body:

Full name: Yury Timofeevich Kukushkin

Year of Birth: 1956

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Abbreviated name: JSC Closed-Type Razbeg-Marafon

Full name: Joint Stock Company Closed-Type Razbeg-Marafon

Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 33.33%

The Company’s interest in the outstanding ordinary shares of the organization: 33.33%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: development and production of means for transferring, storage, processing and protection of information

Value for the Company: non-material

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of company activities.

Abbreviated name: OJSC RTComm.RU

Full name: Open Joint Stock Company RTComm.RU

Location: 2nd Zvenigorodskaya St., 13, bldg. 43, Moscow, 123022, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 31.10%

The Company’s interest in the outstanding ordinary shares of the organization: 31.10%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: Internet services provider

Value for the Company: Gaining Internet access service

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Svetlana Borisovna Vlasova

Year of Birth:1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Yury Alexandrovich Bilibin

Year of Birth: 1971

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Artur Petrovich Akopyan

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Viktor Iosifovich Koresh

Year of Birth: 1953

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Mikhail Grigorievich Trufanov

Year of Birth: 1960

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Andrei Alexeevich Gaiduk

Year of Birth: 1973

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vladimir Vladimirovich Terekhov

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Pavel Gennadyevich Tereshchenko

Year of Birth: 1963

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: LLC Tver Telecom

Full name: Limited Liability Company Tver’ Telecom

Location: 170000, the city of Tver’, Novotorzhskaya st., bldg. 24

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 26.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: cable broadcasting.

Value for Rostelecom: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Anna Petrovna Belyaeva

Year of Birth: 1972

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Sergei Anatolievich Grushin

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Oleg Stanoslavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vyacheslav Yakovlevich Sergienko

Year of Birth: 1952

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Artem Andreevich Tynyansky

Year of Birth: 1976

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Vitaly Stepanovich Kostenko

Year of Birth: 1944

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC InformCourierSvyaz

Full name: Closed Joint Stock Company InformCourierSvyaz

Location: 12 Kvenovy Boulevard, Moscow, 115470, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 25.32%

The Company’s interest in the outstanding ordinary shares of the organization: 25.32%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: publication of an information bulletin

Value for the Company: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Vladimir Semenovich Rombro

Year of Birth: 1938

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Oleg Stanoslavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Pavel Sergeevich Dobrin

Year of Birth: 1959

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Galina Yevgenievna Monina

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Alexander Georgievich Tokaev

Year of Birth: 1964

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Galina Yevgenievna Monina

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC Rustel

Full name: Closed Joint Stock Company Rustel

Location: 6 Degtyarny Pereulok St., bldg. 2, Moscow, 101999, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 25.00%

The Company’s interest in the outstanding ordinary shares of the organization: 25.00%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: provision of satellite communications services.

Value for the Company: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Boris Yevgenievich Kurakin

Year of Birth: 1938

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Vladimir Vladimirovich Terekhov

Year of Birth: 1958

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Serafim Vassilievich Kolpakov

Year of Birth: 1933

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Yevgeny Borisovich Kurakin

Year of Birth: 1979

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Full name: Charles Brazell

Year of Birth: 1940

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Oleg Vladimirovich Shitikov

Year of Birth: 1960

Interest of above person in issuer’s charter capital: 0%.

Interest of above person in issuer’s total number of ordinary shares: 0%.

Abbreviated name: CJSC NTTs COMSET

Full name: Closed Joint Stock Company COMSET Research and Technology Center

Location: 7 Zeleny Prospect, Moscow, 111141, Russian Federation

The condition by virtue of which the organization is determined as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest excesses 20% of the charter capital

The Company’s interest in the charter capital of the organization: 22.18%

The Company’s interest in the outstanding ordinary shares of the organization: 22.18%

The organization’s interest in the charter capital of the Company: 0%

The organization’s interest in the outstanding ordinary shares of the Company: 0%

Types of business: scientific and technological research; design, survey and development; education and training.

Value for the Company: non-material

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Alexander Sergeevich Adzhemov

Year of Birth: 1955

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vadim Mikhailovich Yakovlev

Year of Birth: 1968

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Oleg Stanoslavovich Shedenkov

Year of Birth: 1975

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Alexey Pavlovich Baranov

Year of Birth: 1974

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Dmitry Anatolyevich Yermoshkin

Year of Birth: 1965

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Sergei Prokofievich Soloviev

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Yevgeniya Yuryevna Borzilo

Year of Birth: 1980

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Khamzya Izmailovich Mavlyutov

Year of Birth: 1951

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Full name: Vassily Grigorievich Dedoborshch

Year of Birth: 1929

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

Collective executive body: not provided for by the Charter

Sole executive body:

Full name: Sergei Prokofievich Soloviev

Year of Birth: 1946

Interest of above person in issuer’s charter capital: 0%

Interest of above person in issuer’s total number of ordinary shares: 0%

3.6.                The Issuer’s Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances

3.6.1.                  Fixed Assets

Historical value and depreciation of the Company’s fixed assets as of September 30, 2006:

No.	Fixed asset category	Historical (replacement) cost, thousand rubles	Accrued depreciation, thousand rubles
1	Land plots and nature management facilities	5,664	—
2	Buildings and structures	19,805,848	12,797,530
3	Housing	347,894	3,222
4	Plant and equipment	39,229,352	27,674,445
5	Vehicles	689,572	397,895
6	Other tangible fixed assets	275,205	158,600
7	Low value fixed assets	62	—
	Total, thousand rubles:	60,353,597	41,031,692

Revaluation of fixed assets and long-term leased fixed assets during the last 5 (five) fiscal years was not conducted.

There is no information about historical value of the fixed assets before the revaluation on January 1, 1996.

Depreciation methods by groups of fixed assets

Land plots and nature management facilities – are not depreciated.

Buildings and structures – straight line depreciation.

Housing – straight line depreciation (depreciation is accrued on a separate off-balance account).

Plant and equipment – straight line depreciation.

Vehicles – straight line depreciation.

Other tangible fixed assets – straight line depreciation.

Low value fixed assets – writing-off as they are issued to operations.

The revaluation of fixed assets held on January 1, 1996, was conducted in accordance with the fixed capital depreciation ratios as set by the Russian Federation State Committee for Statistics.

As of September 30, 2006 the Company has no plans involving the retirement, acquisition and/or replacement of fixed assets, the value of which is equal or over 10% of the aggregate value of the Company’s fixed assets, as well as any encumbrances placed upon them.

IV.                    THE ISSUER’S FINANCIAL AND BUSINESS OPERATIONS

4.1.                The Issuer’s Financial and Business Results

4.1.1.                  Profit And Losses

Indicator	3rd quarter 2006	3rd quarter 2005
Proceeds, thousand rubles	43,757,100	29,762,247
Gross profit, thousand rubles	6,691,959	9,682,787
Net profit (undistributed profit (uncovered loss)), thousand rubles	5,004,559	7,843,772
Return on own capital, %	12	21
Return on assets, %	9	16
Net profitability ratio, %	11	26
Return on products (sales), %	15	33
Capital turnover, %	0.93	0.76
Uncovered loss as of reporting date, thousand rubles	—	—
Ratio of uncovered loss as of reporting date and balance sheet total value, %	0	0

The calculations here in this item of the Quarterly Report were conducted in accordance with Russian Accounting Standards.

Analysis of the Company’s profitability based on the dynamics of the given above indicators for the 3rd quarter of 2006 compared to the 3rd quarter of 2005:

Company’s proceeds increased by 13,994,853 thousand rubles (47%), gross profit has reduced by 2,990,828 thousand rubles (-31%), net profit has reduced by 2,839,213 thousand rubles (-36%).

Return on own capital has reduced by 43% due to:

•                              decrease in net profit by 2,839,213 thousand rubles (-36%);

•                              increase in own capital by 3,979,438 thousand rubles (10%).

Return on assets decreased by 44%, due to:

•                              decrease in net profit by 2,839,213 thousand rubles (-36%);

•                              increase in quarterly average book value of assets as of the beginning and the end of the reporting period by 8,551,421 thousand rubles (18%).

Net profitability ratio has decreased by 58% due to:

•                              decrease in net profit by ,839,213 thousand rubles (-36%);

•                              increase in proceeds by 13,994,853 thousand rubles (47%).

Return on products (sales) decreased by 55% due to:

•                              increase in proceeds by 13,994,853 thousand rubles (47%);

•                              increase in production price by 16,985,681 thousand rubles (85%).

Ratio of capital turnover increased by 13%, due to:

•                              increase in proceeds by 13,994,853 thousand rubles (47%);

•                              increase in quarterly average book value of assets as of the beginning and the end of the reporting period by 8,551,421 thousand rubles (18%);

•                              increase of the mean value of current liabilities as of the beginning and the end of reporting period by 414,892 thousand rubles (5%).

The indicators calculation methodology:

Indicator	Calculation methodology
Proceeds, thousand rubles	Total proceeds from sale of goods, products, work, services
Gross profit, thousand rubles	Proceeds (sales proceeds) – cost price of goods, products, work, services sold (less commercial and management costs)
Net profit (undistributed profit (loss)), thousand rubles	Profit (loss) from usual operations for the reporting period
Return on own capital, %	(Net profit) / (capital and reserves – target financing and proceeds + deferred income – own shares redeemed from shareholders) x 100
Return on assets, %	(Net profit) / (average book value of assets for the reporting period) x 100
Net profitability ratio, %	(Net profit) / (proceeds) х 100
Return on products (sales), %	(Profit on sales) /(proceeds) x 100
Capital turnover ratio

(Proceeds) /(average book value of fixed assets as of the beginning and the end of reporting period – average value of current (short-term) liabilities as of the beginning and the end of reporting period)

Uncovered loss as of reporting date, thousand rubles	Uncovered loss of past years + uncovered loss of the reporting year
Ratio of uncovered loss as of reporting date and balance sheet total value	Uncovered loss as of the reporting date / average book value of assets as of the beginning and the end of the reporting period

4.1.2.                  Factors That Influenced Changes in the Amount of Proceeds from the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations

In total, OJSC Rostelecom revenues for the first nine months of 2006 amounted to RUR 43,757.1 million - a year-on-year increase of 47.0%. The increase is primarily attributable to higher DLD and outgoing ILD revenues as a result of the transition to the new system of interaction with Russian operators and subscribers for the provision of domestic and international long-distance services, which came into effect on January 1, 2006.

Domestic long-distance (DLD) traffic for the first nine months of 2006 amounted to 7,353.8 million minutes – a 4.5% increase year on year. First nine months 2006 DLD revenues grew by 72.3% and totaled RUR 23,003.5 million.

Outgoing international long-distance (ILD) traffic rose 10.4% to 1,425.7 million minutes. ILD revenues from Russian operators and subscribers increased by 40.6% over the first nine months of 2005 and totaled RUR 9,730.9 million.

First nine months 2006 incoming ILD traffic totaled 1,780.5 million minutes - a year-on-year increase of 32.9%. Rostelecom increased its share of incoming international traffic, underscoring the strength of the Company’s market position. Revenues from international operators for incoming ILD traffic transit and termination rose 5.4% year on year to RUR 3,250.4 million.

Revenue from other business segments increased by 21.3% compared to the first nine months of 2005 to RUR 7,772.4 million, reflecting the growth of new products and services. OJSC Rostelecom delivered solid increases in revenues from leased lines, intelligent network services and customer equipment servicing. For the first three quarters of 2006, revenues from leased line services grew 21,0% to RUR 5,265.7 compared to the same period last year.

Rostelecom’s operating expenses for the accounting period amounted to RUR 37,065.1 million. The 84.6% increase compared to last year was driven mainly by higher payments to Russian operators which increased by a factor of 3 times mainly as a result of the new interaction system.

Depreciation increased 22.8% year on year to RUR 2,377.4 million for the first nine months of 2006 as a result of significant additions of property, plant and equipment in 2005.

As a result of higher operating costs, EBITDA for the first nine months of 2006 totaled RUR 9,069.4 million down 21.9% year on year, representing an EBITDA margin of 20.7%.

Operating profit amounted to RUR 6,692.0 million, down 30.9% compared to last year.

The result from other operating activities for the first three quarters of 2006 totaled RUR 42.6 million compared to RUR 1,418.6 million a year ago. The decrease is mainly driven by a revaluation of the Company’s financial investments and a decrease in gains from the sale of investments. Rostelecom recorded a RUR 409.9 million net revaluation gain for the first nine months of 2006 compared to RUR 780.5 million net revaluation gain a year ago. Net result from the sale of investments for the first three quarters of 2006 was RUR (40.4) million compared to RUR 473.2 million for the first three quarters of 2005. The decrease is primarily attributable to the sale of Rostelecom’s interest in Telmos in 2005.

The result from other non-operating activities for the first nine months of 2006 amounted to RUR (28.5) million compared to RUR (579.2) million a year ago.

Rostelecom’s net profit for the first nine months of 2006 totaled RUR 5,004.6 million compared to RUR 7,843.8 million a year ago.

4.2.                The Issuer’s Liquidity

Indicator	As of September 30, 2006	As of September 30, 2005
Own current assets, thousand rubles	7,443,873	8,545,462
Permanent assets index, %	0.82	0.78
Current liquidity ratio, %	2.30	2.35
Quick liquidity ratio, %	2.08	2.12
Financial independence (autonomy) ratio, %	0.71	0.75

Company liquidity analysis based on the dynamics of the given above indicators for the 3rd quarter of 2006 compared to the 3rd quarter of 2005:

Own current assets decreased by 1,101,589 thousand rubles (-13%) due to:

•                              increase in capital and reserves (loss purpose financing and including future periods profits) by 3,969,515thousand rubles (10%);

•                              increase in non-current assets by 5,068,263 thousand rubles (17%).

Permanent assets index increased by 5% due to:

•                              increase in capital and reserves (less target financing and including deferred income) by 3,969,515 thousand rubles (10%);

•                              increase in non-current assets by 5,068,263 thousand rubles (17%);

•                              decrease in long-term accounts receivable by 4,258 thousand rubles. (-25%).

Current liquidity ratio decreased by 2% due to:

•                              increase in current assets by 3,726,288 thousand rubles (18%);

•                              increase in current liabilities (less deferred income ) by 1,794,471 thousand rubles (20%).

Quick liquidity ratio decreased by 2% due to:

•                              increase in assets realized at short notice (quick assets) by 3,357,290 thousand rubles (18%);

•                              increase in current liabilities (less deferred income) by 1,794,471 thousand rubles (20%).

Financial independence (autonomy) ratio decreased by 5% due to:

•                              increase in capital and reserves (loss target financing including deferred income) by 3,969,515 thousand rubles (10%)

•                              increase in assets by 8,790,293 thousand rubles (17%).

The indicators calculation methodology:

Indicators	Calculation methodology
Own current assets, thousand rubles	Capital and reserves (less own shares redeemed from shareholders) – target financing and receipts + deferred income – non-current assets
Permanent assets index	Non-current assets + long-term receivables / capital and reserves (less own shares redeemed from shareholders) – target financing and receipts + deferred income
Current liquidity ratio	Current assets – long-term receivables /short-term liabilities (less deferred income)
Quick liquidity ratio	(Current assets – inventories – value added tax on valuables acquired – long-term receivables) / short-term liabilities (less deferred income)
Financial independence (autonomy) ratio	Capital and reserves (less own shares redeemed from shareholders) – target financing and receipts + deferred income / non-current assets + current assets

4.3.                The Issuer’s Capital and Current Assets Size and Structure

4.3.1.                  The Issuer’s Capital and Current Assets Size and Structure

The structure and the amount of capital of OJSC Rostelecom (in thousand rubles):

Indicator	As of September 30, 2006	As of September 30, 2005
The Charter Capital*	2,429	2,429
Total value of bought out stock	—	—
Reserve Capital	364	364
Additional capital, total	9,601,578	10,789,235
Including:
Asset value increase under revaluation	9,293,895	10,479,619
Issue revenue	302,889	302,889
Retained earnings	32,360,902	27,174,470
Target financing	9,923	7,866
Total amount of capital	41,975,196	37,974,364

*The amount of capital is in accordance with the Company’s foundation documents.

Pursuant to the Company’s practices and the dynamics of operating revenues and expenditures in 2005, the Company mainly finances current assets from its own sources without borrowing funds. The Company does not have information on factors that may prompt changes in the policy of current assets financing and cannot assess the probability of their emergence.

The structure and the amount of current assets of the Company (in thousand rubles) are shown below:

Indicator	As of September 30, 2006	As of September 30, 2005
Inventories	1,634,822	883,761
Value-added tax on acquired assets	753,504	1,135,567
Accounts receivable (payment expected more than 12 months after the reporting date)	12,496	16,754
Accounts receivable (payment expected within 12 months of the reporting date)	11,385,319	6,998,291
Short-term financial investments	9,499,484	5,108,812
Monetary assets	1,419,916	6,840,386
Other current assets	237	177
Total amount of current assets	24,705,778	20,983,748

The analysis of the dynamics of the given above indicators for the 3rd quarter of 2006 compared to the 3rd quarter of 2005:

As of September 30, 2006, the amount of the Company’s non-fixed assets totaled to 24,705,778 thousand rubles and increased by 3,722 030 thousand rubles (18%) compared to the amount of non-fixed assets as of September 30, 2005, due to the following factors:

•                              increase in short-term account receivables by 4,387,028 thousand rubles (63%) owing to the new settlements system effective from January 1, 2006;

•                              increase in short-term financial investments by 4,390,672 thousand rubles (86%);

•                              decrease in monetary assets by 5,420,470 thousand rubles (79%);

•                              increase in other non-fixed assets by 364,800 thousand rubles (18%).

4.3.2.                  The Issuer’s Financial Investments

Category of securities: ordinary shares.

Full official name: Golden Telecom, Inc. (registered in the state of Delaware, USA).

Abbreviated official name: Golden Telecom, Inc. (registered in the state of Delaware, USA).

Securities identification number: 38122G 107.

Quantity: 4,024,067 shares.

Total par value of securities owned: 40,240.67 U.S. dollars.

Total balance sheet value of securities owned: 2,762,321,254.92 rubles.

Amount of dividend declared for the 1st quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: March 31, 2005.

Amount of dividend declared for the 2nd quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: July 01, 2005.

Amount of dividend declared for the 3rd quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: September 30, 2005.

Amount of dividend declared for the 4th quarter of 2005 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: December 31, 2005.

Amount of dividend declared for the 1st quarter of 2006 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: March 31, 2006.

Amount of dividend declared for the 2nd quarter of 2006 on ordinary shares: 804,13.40 U.S. dollars (USD 0.2 per share). The actual date of payment for announced dividends: June 30, 2006.

As of September 30, 2006 dividends on ordinary shares for the 3rd quarter of 2006 were not declared.

The Company made no provisions for depreciation of these securities

The size of potential losses linked with the bankruptcy of Golden Telecom, Inc. equals the total balance sheet value of shares and amounts to 2,762,321 thousand rubles.

The Company made the provisions for financial assets depreciation as follows (in thousand rubles):

No	Type of provision	3rd quarter 2006
1	The provision for securities depreciation	21,461
2	The provision for other charter investments depreciation	—
3	The provision for depreciation of joint activities	—
4	The provision for loan depreciation	425,563
	Total amount of provisions	447,024

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards “Financial investments accounting” RAS 19/02 approved by the Order of Ministry of Finance No.126n dated December 10, 2002.

4.3.3.                  The Issuer’s Intangible Assets

As of September  30, 2006 the book value of Rostelecom’s intangible assets and the value of intangible assets depreciation accrued total as follows (in thousand rubles):

No	Item	Full cost	Size of accrued depreciation
1	The owner’s exclusive right to the trademark and the service mark, the name of the place of goods’ origin.	23	7
Total:		23	7

The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards “Intangible assets accounting” RAS 14/2000 approved by the Order of Ministry of Finance No. 91n dated October 16, 2000.

4.4.                The Issuer’s R&D, Licenses and Patents, New Development and Research Project Policies and Expenditures

The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations.

The licenses owned by the Company are given in item 3.2.10. Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

Currently, OJSC Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to OJSC Rostelecom.

Currently, there are minimum risks related to the expiry of licenses, held by the Company owing to the extension of operation licenses expiry date till 2013 and trademark licenses expiry date till 2014.

4.5.                Trends in Field of the Issuer’s of Principal Operations

Background information on the sector

The telecommunications sector is one of the economy’s major sectors that ensure the functioning and coordinated operation of all national and commercial systems. That is why the Russian government considers the development of the nation’s information and telecommunications infrastructure as one of the main factors to boost economic growth, business activity, and raise the country’s prestige in the international community.

The revenue of Russian telecommunications operators in the first half of 2006 totalled to 375 bln. rubles and increased by 23% compared to corresponding period of 2005. The revenue from fixed telecommunications services in 2006 grew by 22% year-on-year up to 350 bln. rubles and revenue from post services amounted to 24 bln. rubles or a 26% increase compared to 2005.

As of July 1, 2006 the number of fixed telephones to 100 people amounted to 30.4. The level of cellular telecommunications penetration amounted to 98.9 cell phones to 100 people.

Starting from January 1, 2006 under the new regulation framework for telecommunications industry principles for provision of long-distance services to end users and interaction of operators have changed. This new regulation framework is based on Federal Law “On Communications” effective since 2004 as well as industry regulations approved by the Government of Russia which set new rules of operators interconnection and interaction, rules for local, intra-regional, domestic and international long-distance services provision and other rules and regulations of long-distance telecommunications services provision including license requirements to telecommunications operators.

In accordance with the amendments to the Federal Law “On Communications” effective from July 1, 2006 the article 54 of this Federal Law sets that all telephone calls are paid by calling party. As a result of these amendments traffic outgoing from networks of fixed operators to networks of mobile operators increased by 150% and traffic between networks of mobile operators decreased by 3% for the period from July through August 2006.

The sector’s structure

Russian telecommunications industry has a multilevel structure due to a large number of services as well as to different geographical and territorial conditions.

1. Classification of services

The largest segment of Russian telecommunications industry as well as in other emerging markets is the segment of mobile operators. In 2005 it amounted to 45% of total revenue from telecommunications services. Revenue from local (including payphone services) and long-distance telecommunications services comprised to 15% and 11% of telecommunications market in 2005 respectively. Revenue from interconnection services and traffic transit totaled to 9%. Revenue from other telecommunications services amounted to about 20% of telecommunications market in Russia.

2. Classification by region

Revenue from provision of telecommunications services significantly differs in regions of Russia as well as for other industries of economy. In the first half of 2006 revenue of operators located in Central Federal District with 38 mln. people or 26% of population of Russia totaled to 45% of telecommunications market. Moscow telecommunications market is the largest in Russian and in the first half of 2006 comprised 80% of Central Federal District market.

Aggregately revenue of operators located in districts with population over 107 mln. people amounted to 55%, including North-West District – 12%, South District – 9%, Volga District – 12%, Urals District – 8%, Siberian District – 10%, Far East District – 5%.

In accordance with analysts’ estimations rapid growth of regional telecommunications markets will tend to adjustment of disproportions in regional structure of telecommunications industry in Russia

State regulation of the sector

The existing structure of executive authorities governing telecommunications includes six regulatory bodies – Ministry of information technologies and communications of RF, Federal telecommunications control service, Federal information technologies agency, Federal telecommunications agency, Federal antimonopoly service, and Federal tariff service.

Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations.

Competition on the communications market

In the framework of the liberalization of long-distance telecommunications services market more than 28 operators, besides OJSC Rostelecom, have obtained licenses by August 2006 that grant them right to render domestic and international long-distance communication services in Russia. As of the end of the 3rd quarter of 2006, OJSC Interregional TransitTelecom was the only company which provided long-distance and international telecommunications services besides Rostelecom. Other companies that have obtained licenses for provision of long-distance telecommunication services are still not ready to render these services in compliance with new requirements.

Some operators continue to provide long-distance telecommunications services based on telephone cards and ip-telephony notwithstanding the new rules of long-distance telecommunications services provision effective since January 1, 2006, and thus decrease the Company’s market share. There is no certainty that the transition period to new regulatory framework for long-distance telecommunications services provision will be short. Additionally there are several companies in Russia providing ip-telephony services. Growth of cellular telecommunications services penetration also decreases the Company’s market share and increases volume of long-distance traffic to mobile operators. Furthermore OJSC MTS and OJSC Vimpelcom also obtained licenses that grant them to render long-distance telecommunications services.

The Company recognizes as its competitors the following operators:

OJSC Interregional TransitTelecom

The operator was established in 1994 to interconnect the telecommunications networks of mobile and fixed operators. At present OJSC Interregional TransitTelecom is owned by AFC Systema and OJSC Telecominvest. As of the date of this Report OJSC Interregional TransitTelecom is the only one alternative operator that meets all license requirements and has started long-distance telecommunications services provision.

Golden Telecom, Inc.

Golden Telecom, Inc., Russian alternative telecommunications operator, provides services of telephony, data transfer and Internet access to corporate clients and individuals via its networks in a number of cities, including Moscow, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk. In 2005 Golden Telecom, Inc. obtained the control stake in CJSC Rascom, the operator that owns fiber optic telecommunications network of great importance Moscow – St. Petersburg – Finland.

Currently OJSC Rostelecom has 11% stake in Golden Telecom, Inc.

CJSC Trans Telecom

CJSC Trans Telecom owns and operates its trunk digital telecommunication network that covers most of regions of Russia. CJSC Trans Telecom renders domestic long-distance leased lines services, services of virtual private networks, Internet access, maintains the telecommunications network of OJSC Russian Railways and constructs telecommunications facilities for this network. OJSC Trans Telecom has interconnections with largest foreign telecommunications operators and provides services at high level of quality and reliability. The company offers Europe-Asia leased line services.

CJSC Equant

Since October 10, 2006 CJSC Equant, the subsidiary of France Telecom, has started rendering services under a new brand name “Orange Business Services”. The company provides telecommunications services and solutions mainly to corporate clients. Its telecommunications network is interconnected to public switched telephone network and to foreign data transfer networks via satellite and fiber optic telecommunications channels. CJSC Equant is going to start providing long-distance telecoms services for end-users.

V.                        MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER’S OFFICERS (EMPLOYEES)

5.1.                The Organization and Authority of the Issuer’s Management Bodies

The issuer’s management bodies are: the General Meeting of Shareholders, the Board of Directors, the General Director and the Management Board.

Under the Company’s Charter, the following issues are within the competence of the General Meeting of Shareholders:

1.                           introduction of amendments and additions to the Charter with the exception of cases stipulated in Clause 4.3. of the Charter, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Clause 31.3 of the Charter;

2.                           the Company’s reorganization, the decision on which shall be adopted by not less than three quarters of the voting shares of the Company participating in the meeting;

3.                           the Company’s liquidation, appointment of the Liquidation Commission, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by shareholders holding voting shares not less than three quarters of the Company’s voting shares participating in the meeting;

4.                           election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

5.                           determination of amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

6.                           decrease of the Charter Capital of the Company, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

7.                           election of members to the Audit Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

8.                           approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

9.                           approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable in each category and class of shares, approval of losses upon the results of a financial year, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

10.                     approval of the Regulations on the Board of Directors, Regulations on the Audit Commission, Regulations on the General Director, Regulations on the General Shareholders’ Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

11.                     determination of the procedure for holding a General Shareholders’ Meeting drawn up in the form of the Regulations on the General Shareholders’ Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

12.                     increase of the Charter Capital of the Company through increase of the nominal value of shares, the decision on which shall be adopted by a simple majority of shareholders;

13.                     increase of the charter capital of the Company through placement of additional ordinary shares by way of public subscription in the event the number of additionally placed ordinary shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company’s voting shares and participating in the meeting;

14.                     increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company’s voting shares and participating in the meeting;

15.                     placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other securities) are placed by way of closed subscription or public subscription provided that, in the event of public subscription, bonds convertible into Company shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed ordinary shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company’s voting shares and participating in the meeting;

16.                     splitting and consolidation of the Company’s shares, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

17.                     approval of transactions in cases and through the procedures stipulated in Clause 32 of the Charter;

18.                     approval of major transactions in cases and through the procedure stipulated in Clause 31 of the Charter;

19.                     decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and class of shares, which is adopted upon the distribution of the Company’s profit and loss, upon results of the financial year;

20.                     decision on participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

21.                     decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the law “On Joint Stock Companies”, in order to adopt such decision;

22.                     reimbursement, at the Company’s expense, of expenses in connection with the preparation and holding of an extraordinary General Shareholders’ Meeting in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary General Shareholders’ Meeting and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

23.                     decisions on other matters referenced by this Charter, to the competence of a General Shareholders’ Meeting.

The General Shareholders’ Meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20, 14.2.21, and 14.2.22, if proposed by the Board of Directors only.

The General Shareholders’ Meeting shall also be competent to decide on other issues which are regarded by the law “On Joint Stock Companies”, as within the competence of a General Shareholders’ Meeting.

The General Shareholders’ Meeting is not entitled to consider and adopt decisions on matters not referred by this Charter to its competence.

The General Shareholders’ Meeting shall not be entitled to adopt decisions on items not included in the meeting agenda, nor shall it be entitled to amend the agenda.

The powers of the Board of Directors under the Company’s Charter:

The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company’s operations, except in matters cited in the Charter, which are relegated to the competence of the General Shareholders’ Meeting.

The following issues shall be within the competence of the Board of Directors:

1.                           determination of the priority aspects of the Company’s activities, including the approval of the Company’s budgets, business plans and development strategies and programs;

2.                           convening of the annual and extraordinary General Shareholders’ Meetings of the Company, except in instances provided for under Section 55.8 of the Law of the Russian Federation “On Joint Stock Companies”;

3.                           approval of the agenda of the General Shareholders’ Meeting;

4.                           determination of the date for the preparation of the list of persons entitled to take part in the General Shareholders’ Meeting and other issues relegated to the competence of the Board of Directors of the Company pursuant to the law of the Russian Federation and this Charter, and related to the preparation and conduct of the General Shareholders’ Meeting;

5.                           submission of the matters provided for under Clause 14.3 of the Charter to the General Shareholders’ Meeting for decision;

6.                           increase of the Company’s charter capital by having the Company place additional shares, within the limits of the number and categories of authorized shares, as determined in the Charter;

7.                           determination of the market value of property under applicable law of the Russian Federation and the Charter;

8.                           decision-making pertaining to the acquisition of shares placed by the Company, namely bonds and other securities;

9.                           determination of the numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members, as proposed by the General Director;

10.                     recommendations pertaining to the amount of the remuneration and compensation payable to the members of the Audit Commission and ratification of the agreement with the external auditor including the determination of the amount to be paid for audit services;

11.                     recommendations pertaining to the amount of dividends on the shares of each category and class and procedure for their payment;

12.                     decision-making pertaining to the use of the reserves and other funds of the Company;

13.                     approval of the Company’s internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with the laws of the Russian Federation, the Charter and the Regulations of the Board of Directors, except the documents for which approval is relegated to the competence of the General Shareholders’ Meeting;

14.                     establishment and liquidation of branches; establishment and closing of the Company’s representative offices, approval of the Model Regulations on the Company Branch (Representative Office);

15.                     decision-making pertaining to the Company’s participation (joining as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided under Clause 14.2.20 of the Charter;

16.                     decision-making pertaining to the approval of major transactions in the instance provided for under Article 31 of the Charter;

17.                     decision-making pertaining to the approval of the transactions in the instance provided for under Article 32 of the Charter;

18.                     appointment and early dismissal of the General Director of the Company;

19.                     approval of decisions to issue securities, prospectuses for securities and reports on the results of the issuance of the Company securities; reports on the results of the acquisition of the Company shares subject to redemption; and amendments and additions thereto;

20.                     approval of the registrar and the terms of the agreement on maintaining the Company’s shareholder register; decision-making on the termination of such an agreement with the registrar;

21.                     decision-making pertaining to the reimbursement to the members of the Company’s Management Board and other officers for losses incurred by them in connection with the performance of their official duties and/or the exercise of the powers of the Company as its representative as a result of claims, complaints, demands or amounts of liability against the members of the Company’s Management Board or other officers from any third parties, including the government and municipal agencies;

22.                     decision-making pertaining to the concluding of D&O liability insurance agreements to cover the liability of members of the Board of Directors of the Company and its officers for losses inflicted on third parties by the Company’s officers in the performance of their official duties and/or exercise of the powers of the Company’s representatives;

23.                     consideration of the opinions of the Audit Commission and the external auditor of the Company;

24.                     approval of the material terms of the agreements made with the General Director and members of the Management Board;

25.                     consideration of matters in accordance with the Board of Directors responsibility pursuant to the terms of the agreements with the General Director and members of the Management Board;

26.                     decision-making pertaining to the placement by the Company of bonds, and other issued securities where, under the terms of the placement of such shares and other issued securities, they are not convertible into Company shares;

27.                     decision-making pertaining to the placement, by the Company, of bonds convertible into shares and of other issued securities convertible into shares where such bonds (other issue securities) are placed by way of public subscription and may be converted into the Company’s ordinary shares, amounting to 25 (twenty five) or less percent of the Company’s previously placed ordinary shares;

28.                     decision-making pertaining to the introduction of amendments and additions to the Charter related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company;

29.                     election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

30.                     appointment and dismissal of the Corporate Secretary of the Company and determination of the amount of his/her remuneration, approval of Regulations on Corporate Secretary and Corporate Secretary’s Department;

31.                     increase of the charter capital of the Company by way of the Company’s placement of additional shares by public subscription, within the limits of the number of authorized shares, if the number of additionally placed shares is twenty-five (25) or less percent of the ordinary shares previously placed by the Company;

32.                     determining the procedure for interacting with organizations in which the Company participates, including the passing of decisions on matters within the competence of the general meetings of participants of subsidiaries (the highest governing bodies of organizations having other legal or organizational forms) in which the Company is the sole participant;

33.                     approval of the simultaneous holding by the person performing the functions of the Company’s individual executive body or members of the Company’s Management Board of positions in the governing bodies of other organizations;

34.                     permission to the person performing the functions of the Company’s individual executive body to be simultaneously employed in other organizations;

35.                     establishment of standing or ad hoc committees (for consideration of certain issues) of the Board of Directors and approval of their regulations;

36.                     approval of the internal document on the disclosure of information about the Company;

37.                     determination of the aggregate amount of quarterly compensation to the members of the Management Board pursuant to the Regulations on the Management Board;

38.                     approval of the Regulations on the Company’s structural subdivision exercising internal control functions; pre-approval of candidates to the position of its head and his/her firing; and consideration of other matters to be decided by the Board of Directors pursuant to the Regulations on the said subdivision;

39.                     approval of the internal document on internal control over financial and operational activity of the Company;

40.                     approval of the material terms of the employment contract (supplementary agreements) made by the Company with the head of the Company’s structural subdivision exercising internal control functions;

41.                     approval of the Model employment contract (amendments) made by the Company with the heads of the Company’s Branches and Representative Offices;

42.                     approval of the internal documents aimed to the Company’s compliance with applicable legislation and listing rules of the stock exchanges on which the Company’s shares and derivative securities are listed;

43.                     pre-approval of the engagement by the Audit Commission of the contracted external specialists and determination of the payment and other material terms of its contracts;

44.                     other matters relegated to the competence of the Board of Directors under this Charter and the Federal Law “On Joint Stock Companies”.

The Rostelecom’s current activities are managed by the Sole executive body of Company (the General Director) and the Collective executive body (the Management Board).

The competence of the Company’s executive bodies shall include overall management of Rostelecom’s activities except issues referred by the Charter to the competence of the General meeting of shareholders and the Board of Directors.

The powers of the General Director under the Company’s Charter:

The General Director acts, without a power of attorney, on behalf of the Company for the following:

1.                           representing the Company in the Russian Federation and abroad;

2.                           presiding at the General Shareholders’ Meeting in accordance with the Regulations on the General Shareholders’ Meeting unless otherwise determined by the Board of Directors;

3.                           arranging for execution of the resolutions of the General Shareholders’ Meeting and the Board of Directors;

4.                           supervising the Directorate General of the Company, approving the Regulations on the Directorate General (the central apparatus of corporate management of the Company) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedures and forms of remuneration on the basis of the internal document approved by the Management Board and governing the general provisions for labor motivation;

5.                           exercising overall supervision of the operation of the Company’s branches and approving Regulations on branches and amendments and additions thereto subject to approval by the Board of Directors of the Company in accordance with the Model Regulations on the Branch (Representative Office) of the Company;

6.                           approving and endorsing the Company’s internal regulations except those to be approved, in accordance with Clauses 14.2.11 and 23.3.13 of the Charter, by the General Shareholders’ Meeting and the Board of Directors;

7.                           issuing orders, directives and instructions that are binding on all the Company’s employees;

8.                           hiring, transferring and dismissing the Company employees, including branch directors and employees, and exercising other rights and performing other obligations of the Company as the employer in labor relations in the manner provided for under applicable laws and the Charter;

9.                           approving the List of the Company Employees, including employees of the Company’s branches, the authority to appoint (dismiss) whom may not be delegated by the General Director to third parties;

10.                     performing any transactions on behalf of the Company within the limits determined under the Federal Law of the Russian Federation “On Joint Stock Companies” and the Charter;

11.                     the right to affix the first signature to financial documents;

12.                     issuing powers of attorney on behalf of the Company, including powers subject to delegation;

13.                     opening bank accounts for the Company;

14.                     approving the set, character and order of protection of information that can be designated “commercial secrets”; issuing orders and instructions on compliance with the requirements to protect such commercial secrets;

15.                     approving the internal control procedures;

16.                     exercising other powers in accordance with applicable law and this Charter.

The following issues of day-to-day business fall within the competence of the Management Board under the Company’s Charter:

1.                           determination of the Company’s technical, financial, economic and tariff policy;

2.                           preparation of proposals on the main aspects of the Company’s operation, including the draft budgets, business plans, development strategies and programs of the Company;

3.                           arrangement of monitoring the Company’s financial and business operations;

4.                           determination of the Company’s personnel and social policy;

5.                           preparation of materials and draft resolutions on matters to be considered by the General Shareholders’ Meeting and the Board of Directors, including preparation of proposals on the conclusion of transactions to be approved by the General Shareholders’ Meeting and the Board of Directors of the Company, on the Company’s participation in other organizations, etc.;

6.                           organizational and technical support of the operations of the Company’s bodies;

7.                           approval of internal documents governing matters falling within the competence of the Management Board of the Company except for internal documents delegated to the competence of the General Shareholders’ Meeting and the Board of Directors;

8.                           analysis of performance results of the Company’s structural subdivisions, branches and other separate subdivisions and issuance of compulsory instructions on improvement of their performance;

9.                           discussion of organizational matters related to the Company’s branches and representative offices and of other matters, in accordance with the Regulations on the Management Board;

10.                     determination of the Company’s planning and budgeting methodology;

11.                     determination of the Company’s security policy;

12.                     approval of the internal document governing the general provisions on labor motivation, as well as consideration and decision-making on the execution of collective bargaining agreements and arrangements;

13.                     determination of the accounting policy; monitoring of the improvement of book-keeping and accounting procedures in accordance with the Russian Accounting Standards and International Financial Reporting Standards as well as management accounting;

14.                     establishment of standing or ad hoc committees (for consideration of certain matters related to the preparation of Management Board resolutions) under the Management Board which are not independent bodies of the Company; approval of regulations thereon;

15.                     determination of the amount of personal quarterly compensation to each member of the Management Board as proposed by the Management Board Chairman;

16.                     preparation of the internal document setting internal control procedures over financial and operational activity of the Company to be approved by the Board of Directors, and;

17.                     preparation of the internal document setting risk management procedures to be approved by the Board of Directors.

The Management Board of the Company may also decide on other matters pertaining to the management of the Company’s current operations, based on instructions from the Board of Directors, or as proposed by the Committees of the Board of Directors and the General Director of the Company, except decisions on matters delegated to the competence of the General Shareholders’ Meeting or the Board of Directors of the Company.

In the 3rd quarter of 2006 a new version No.7 of the Company’s Charter was statutory registered.

The Company in its operations is also guided by the Corporate Governance Code, which was adopted by the Board of Directors on April 28, 2004.

The Charter and other internal documents of the Company are available by the link: www.rt.ru/icenter.

5.2.                Members of the Issuer’s Management Bodies

As of September 30, 2006 the Board of Directors of the Company comprised:

Alexander Nikolaevich Kiselev, Chairman of the Board of Directors of the Company

Year of Birth: 1962

Education: higher

Positions for the last 5 years:

Period	Company	Position
2001– 2006	OJSC Svyaz-Bank	Chairman of Board of Directors
2000 - 2002	RF Ministry for Communications and Information	Deputy Minister
2002 - 2004	RF Ministry for Communications and Information	First Deputy Minister
2004	RF Ministry for Transportation and Communications	Director of Department of State Policy in Telecommunications and Postal Service
2004 – 2006	RF Ministry of Information Technologies and Communications	Assistant Minister
2006 – present	OJSC Svyazinvest	General Director, Chairman of Management Board
2005 – 2006	OJSC MGTS, OJSC North-West Telecom, OJSC Rostelecom, OJSC CenterTelecom	member of Board of Directors
2006 – present	OJSC MGTS	member of Board of Directors
2006 – present	OJSC CenterTelecom, OJSC North-West Telecom, OJSC Rostelecom	Chairman of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Dmitry Yevgenievich Yerokhin, Deputy Chairman of the Board of Directors of the Company

Year of birth: 1950

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000 - 2001	TCMS–9 Branch of OJSC Rostelecom	Deputy General Director – Head of TCMS–9 Branch of OJSC Rostelecom
2001 – 2003	OJSC Rostelecom»	First Deputy General Director, member of Management Board
2003 – present	OJSC Rostelecom»	General Director, Chairman of Management Board
2004 – present	OJSC Rostelecom»	member of Board of Directors
2002 – 2005	CJSC IC Costars, CJSC MTs NTT	member of Board of Directors
2002 – present	CJSC Globalstar - Space Telecommunications	member of Board of Directors
2002 – present	OJSC MMTS-9	Chairman of Board of Directors
2004 – present	Non-Profit Partnership Research Center for Problems Related to Telecommunications	member of the Partnership’s Board
2005 – present	NPF Telecom-Soyuz	member of the Fund’s Board
2005 – present	CJSC Globus Telecom	member of Board of Directors
2006 – present	CJSC Zebra Telecom	member of Board of Directors

Stockholdings in the Company: 0.00037%

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Vladimir Nikolaevich Bobin

Year of birth: 1968

Education: higher

Positions for the last 5 years:

Period	Company	Position
2001 - 2005	OJSC Baltinvestbank (OJSC Baltoneksim Bank)	member of Board of Directors
2002 - 2005	OJSC Baltinvestbank (OJSC Baltoneksim Bank)	Director of Department for Work with Clients, Deputy Chairman of Management Board, member of Management Board, Chairman of Management Board, Adviser to the President of the Bank
2005 - present	OJSC KIT Finance Investitsionny Bank	Adviser to Chairman of Management Board, Deputy Chairman of Management Board, Deputy General Director
2006 – present	OJSC Rostelecom	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Valery Victorovich Degtyarev

Year of birth: 1957

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000 - 2001	LLC DTS	Deputy General Director
2001 - 2001	CJSC Company TransTeleCom	General Director
2001 – present я	CJSC Professional Telecommunications	General Director, member of Board of Directors
2004 – present	CJSC Radiotel, OJSC Rostelecom, OJSC Dalsvyaz	member of Board of Directors
2004 – present	OJSC Tetrasvyaz	General Director
2004 – present	OJSC VolgaTelecom	member of Board of Directors
2005 – present	OJSC CenterTelecom	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Sergei Ivanovich Kuznetsov

Year of Birth: 1953

Education: higher

Positions for the last 5 years:

Period	Company	Position
2001 - 2003	OJSC Rostelecom	General Director, Chairman of Management Board
2002 - 2004	OJSC Rostelecom	member of Board of Directors
2003 - 2004	ОАО OJSC North-Western Telecom	General Director, Chairman of Management Board
2004	ОАО OJSC North-Western Telecom	member of Board of Directors
2004 – 2006	OJSC Investment Communications Company	First Deputy General Director
2004 – present	OJSC Investment Communications Company	member of Management Board
2001 - 2003	OJSC RТК-Leasing, CJSC Interfax-Telecom	member of Board of Directors
2003 - 2003	OJSC RТК-Leasing	Chairman of Board of Directors
2001 - 2003	OJSC Investment Communications Company	member of Management Board
2001 - 2003	NPF Rostelecom-Garantia	member of the Fund’s Board
2001 - 2004	CJSC Telmos, CJSC Globalstar – Space Terlecommunications, OJSC RТCоmm.RU	member of Board of Directors
2003 – 2005	Interregional Commercial Bank of Communications and Informatics Development (open joint stock company) OJSC Svyaz-Bank	member of Board of Directors
2001 - 2004	Non-Profit Partnership Research Center for Problems Related to Telecommunications	member of Partnership’s Board
2004 – 2006	OJSC Telecominvest	member of Board of Directors
2005 – present	OJSC CenterTelecom, OJSC Rostelecom	member of Board of Directors
2005 – 2006	OJSC VolgaTelecom	member of Board of Directors
2005 – 2006	OJSC YUTK, OJSC Central Telegraph, OJSC Sibirtelecom	Chairman of Board of Directors
2005 – 2006	OJSC Uralsvyazinform, OJSC Dalsvyaz	Chairman of Board of Directors
2006 – present	OJSC VolgaTelecom	Chairman of Board of Directors
2006 – present	OJSC Sibirtelecom	member of Board of Directors
2006 – present	OJSC Investment Communications Company	Adviser to General Director

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Stanislav Nikolaevich Panchenko

Year of Birth: 1945

Education: higher

Positions for the last 5 years:

Period	Company	Position
2001 - present	OJSC Svyazinvest	Deputy General Director, member of Management Board
2001 - 2005	OJSC Rostelecom	member of Board of Directors
2001 - 2004	OJSC Lensvyaz	Chairman of Board of Directors
2001 – 2001	OJSC PTS	member of Board of Directors
2001– 2002	OJSC Elektrosvyaz of Vladimirskaya region	member of Board of Directors
2002 – 2002	OJSC Elektrosvyaz of Vladimirskaya region	Chairman of Board of Directors
2001– 2002	OJSC Lipetskelektrosvyaz	Chairman of Board of Directors
2001– 2002	OJSC Nizhegorodsvyazinform	member of Board of Directors
2001– 2002	OJSC Elektrosvyaz of Stavropolsky Krai	Chairman of Board of Directors
2001– 2002	OJSC Elektrosvyaz of Rostovskaya region	member of Board of Directors
2001 – present	OJSC Dagsvyazinform	Chairman of Board of Directors
2002- 2002	OJSC Voronezhsvyazinform	Chairman of Board of Directors
2003 – 2006	OJSC YuTK	member of Board of Directors
2004 – 2005	OJSC North-West Telecom	member of Board of Directors
2004 – 2005	OJSC Uralsvyazinform	member of Board of Directors
2005 – 2006	OJSC Central Telegraph	member of Board of Directors
2006 – present	OJSC Rostelecom	member of Board of Directors
2006 – present	OJSC Central Telegraph	Chairman of Board of Directors
2006 – present	OJSC YuTK	Chairman of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Irina Mikhaylovna Ragozina

Year of birth: 1950

Education: higher

Positions for the last 5 years:

Period	Company	Position
1999- present	OJSC Svyazinvest	Director of the Corporate Governance Department
2001 - 2001	OJSC Petersburg telephone network, OJSC Kamchatsvyazinform	member of Board of Directors
2001 - present	OJSC North-West Telecom	member of Board of Directors
2000 - 2005	OJSC MGTS	member of Board of Directors
2001 - 2002	OJSC Kamchatsvyazinform, OJSC Svyazinform of Chelyabinskaya region	Chairman of Board of Directors
2001 - 2002	OJSC Electrosvyaz of Kurganskaya region	member of Board of Directors
2002 - present	OJSC Rostelecom	member of Board of Directors
2005 - 2006	OJSC Svyazinvest	member of Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Yelena Petrovna Selvich

Year of Birth: 1968

Education: higher

Positions for the last 5 years:

Period	Company	Position
1999- 2003	CJSC Best Ceramics	Deputy General Director for Economy and Finance
2003 – 2005	CJSC Petersburg Transit Telecom	Financial Director
2005 – present	OJSC Svyazinvest	Director of Financial Department
2005 -2006	OJSC Uralsvyazinform	member of Management Board
2006 - present	OJSC Rostelecom, OJSC YuTK, OJSC CenterTelecom	member of Board of Directors
2006 - present	OJSC Sibirtelecom, CJSC Joint Stock Commercial Innovation Bank Pochtobank	member of Audit Commission
2006 – present	OJSC Communication Information Technologies	Chairman of Audit Commission

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Natalia Alexandrovna Terentyeva

Year of Birth: 1974

Education: higher

Positions for the last 5 years:

Period	Company	Position
1998– 2002	CJSC KPMG	Auditor
2002 – 2005	CJSC TC Wimm-Bill-Dann	Financial Controller
2005 – 2005	OJSC Wimm-Bill-Dann Produkty Pitaniya	Risk Manager
2005 – present	OJSC Rostelecom	member of Board of Directors
2006 – present	Moscow Office of CTC Media, Inc.	Internal Audit Director

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Yevgeny Alexandrovich Chechelnitsky

Year of Birth: 1973

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000 – 2004	RF Ministry for Communications and Information	Deputy Head of Department for Economic and Investment Policy
2004 – 2006	Federal Communications Control Service	Deputy Head of Federal Communications Control Service
2005 – 2006	OJSC YuTK, OJSC Dalsvyaz, OJSC Central Telegraph, OJSC Uralsvyazinform	member of Board of Directors
2005 – present	OJSC Giprosvyaz, OJSC Rostelecom	member of Board of Directors
2006 – present	OJSC Sibirtelecom	member of Board of Directors
2006 – present	OJSC Svyazinvest	Deputy General Director
2006 – present	OJSC Uralsvyazinform	Chairman of Board of Directors
2006 – present	OJSC Dalsvyaz	Chairman of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Valery Nikolaievich Yashin

Year of birth: 1941

Education: higher

Positions for the last 5 years:

Period	Company	Position
1997 - 2002	OJSC Petersburg Telephone Network (OJSC North-West Telecom since 2001)	member of Board of Directors
1999 - 2006	OJSC Svyazinvest	General Director, Chairman of Management Board
1996 - present	NP Fund Telecom-Union	Chairman of the Fund’s Board
1998 - present	CJSC Sankt-Peterburgskiye Taksofony (St. Petersburg Payphones)	Chairman of Board of Directors
1995 - 2006	OJSC Telecominvest	Chairman of Board of Directors
2000 - 2003	CJSC MobiTel	Chairman of Board of Directors
2000 - 2006	OJSC MGTS	member of Board of Directors
2000 - 2006	OJSC Rostelecom	Chairman of Board of Directors
2006 – present	OJSC Rostelecom	member of Board of Directors
2000 - 2001	OJSC Electrosvyaz of Moscow Region	Chairman of Board of Directors
2001 - 2006	OJSC CenterTelecom	Chairman of Board of Directors
2000 - 2002	OJSC Svyazinvest-Media	Chairman of Board of Directors
2001 -2004	OJSC RTComm.RU	Chairman of Board of Directors
2001 - 2002	OJSC Electrosvyaz of Orlovskaya Region	Chairman of Board of Directors
2001 - 2003	NP Fund Rostelecom-Garantia	Chairman of the Fund’s Board
2001 - present	OJSC Natsionalnaya Taksofonnaya Set (National Payphone Network)	Chairman of Board of Directors
2002 - 2006	OJSC North-Western Telecom	Chairman of Board of Directors
2002 - present	Russian Fund of Communications History	member of Management Board
2003 - 2006	CJSC Football club Zenit	member of Board of Directors
2004 - present	Closed joint stock Insurance company Medexpress	member of Supervisory Board
2006 - present	OJSC CenterTelecom	member of Board of Directors
2006 - present	OJSC North-Western Telecom	member of Board of Directors
2006 – present	OJSC Svyazinvest-Media	Chairman of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

As of September 30, 2006, the duties of General Director of the Company were fulfilled by:

Dmitry Yevgenievich Yerokhin, (information given above).

As of September 30, 2006, the Management Board of the Company comprised:

Dmitry Yevgenievich Yerokhin, Chairman of Management Board (information given above).

Stanislav Petrosovich Avdiyants

Year of birth: 1946

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000 - 2001	OJSC Svyazinform of Chuvashskaya republic	Chairman of Board of Directors
2000 - 2002	OJSC Electrosvyaz of Kostroma Region	Chairman of Board of Directors
2001 – 2002,2003 – 2006	OJSC Rostelecom	member of Board of Directors
2001 - 2003	OJSC Kostromskaya GTS (OJSC Telephone Network of Kostroma City)	member of Board of Directors
2001 - 2002	OJSC Magadansvyazinform	Chairman of Board of Directors
2002 - 2002	OJSC Tsentralny Telegraf (Central Telegraph)	member of Board of Directors
2003 – 2005	OJSC CenterTelecom, OJSC YuTK	member of Board of Directors
2006 – present	OJSC Rostelecom	member of Management Board
2006 – present	OJSC CenterTelecom	member of Audit Commission

Stockholdings in the Company: 0.00081%

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Sergei Lvovich Akopov

Year of birth: 1953

Education: professional

Positions for the last 5 years:

Period	Company	Position
2000 - 2001	CJSC PeterStar	Office-Manager
2001 - 2003	CJSC Petersburg Transit Telecom	Administration Director
2003 - 2006	OJSC Rostelecom	Deputy General Director – Administration Director
2003 – present	OJSC Rostelecom	member of Management Board
2006 – present	OJSC Rostelecom	Director of Administrative Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Yury Alexandrovich Bilibin

Year of birth: 1971

Education: professional

Positions for the last 5 years:

Period	Company	Position
2000 - 2004	OJSC Svyazinvest	Assistant to General Director
2004 – 2006	OJSC RTK Leasing	Adviser to General Director
2006 – present	OJSC Svyazinvest	Adviser to General Director
2006 – present	OJSC Rostelecom	member of Management Board
2006 – present	CJSC Russian Industrial Bank	member of Board of Directors
2006 – present	CJSC PeterStar	member of Board of Directors
2006 – present	OJSC Telecominvest	member of Board of Directors
2006 – present	OJSC RTComm.ru	member of Board of Directors
2006 – present	OJSC RTK Leasing	member of Board of Directors
2006 – present	OJSC CenterTelecom	member of Management Board
2006 – present	CJSC Centel	member of Board of Directors
2006 – present	OJSC Svyazintek	Chairman of Board of Directors
2006 – present	CJSC Startcom	Chairman of Board of Directors
2006 – present	OJSC United Registration Company	member of Board of Directors
2006 – present	CJSC RTK-Invest	member of Board of Directors
2006 – present	OJSC Dalsvyaz	member of Board of Directors
2006 – present	OJSC Uralsvyazinform	member of Board of Directors
2006 – present	OJSC Giprosvyaz	Chairman of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Andrei Alexeevich Gaiduk

Year of birth: 1973

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000 - 2001	CJSC North-West Telecombank	Head of Treasury Department - Deputy Chairman of Management Board
2002 - 2004	CJSC Russian Industrial Bank	Chairman of Management Board
2004 – 2006	OJSC Rostelecom	Deputy General Director – Financial Director
2004 – present	OJSC Rostelecom	member of Management Board
2006 – present	OJSC Rostelecom	First Deputy General Director – Finance Director
2003 – 2003, 2005 – 2006	OJSC CB Svayz-bank	member of Board of Directors
2002 - 2004	CJSC Registrator-Svyaz	member of Board of Directors
2005 – present	CJSC GlobalTel, ОJSC RТComm.RU, ОJSC ММТS-9 (Interational Telephone Exchange of Moscow No9), CJSC МTs NТТ, CJSC Globus Telecom	member of Board of Directors
2006 – present	CJSC Zebra Telecom	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Yevgeny Vladimirovich Gerasimov

Year of birth: 1965

Education: higher

Positions for the last 5 years:

Period	Company	Position
1999 – 2001	OJSC Rostelecom	Director of Territorial Center No. 3 of Long-Distance Communications and Television
2001- present	OJSC Rostelecom	Deputy General Director – Director of the North-Western Branch
2006 - present	OJSC Rostelecom	member of the Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Dmitry Mikhailovich Gurevich

Year of birth: 1971

Education: higher

Positions for the last 5 years:

Period	Company	Position
1998 - 2003	Saint-Petersburg branch of CJSC Lucent Technologies	Project Director
2003 – 2006	OJSC Rostelecom	Deputy General Director – Project Director
2003 – present	OJSC Rostelecom	member of Management Board
2006 – present	OJSC Rostelecom	Director of Project Management Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Alexander Ivanovich Isaev

Year of birth: 1953

Education: higher

Positions for the last 5 years:

Period	Company	Position
1999 – 2001	OJSC Peterstar	Deputy Commercial Director for business development
2001 – 2003	OJSC Rostelecom	Deputy General Director – Commercial Director
2002 –2006	Non-commercial partnership TelecomForum	member of Supervisory Board
2003 - 2005	OJSC Rostelecom	Deputy General Director - Director for Government Relations
2005 – 2006	OJSC Rostelecom	Deputy General Director, member of Management Board
2005 – present	CJSC Globus Telecom	member of Board of Directors
2006 – present	OJSC Rostelecom	Deputy General Director - Director of Rostelecom’s MMT branch, member of Management Board
2006 – present	CJSC Zebra Telecom	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Anton Yuryevich Klimenko

Year of birth: 1975

Education: higher

Positions for the last 5 years:

Period	Company	Position
2002-2002	Russian-American CJSC Telmos	Head of Clients Service Department
2003 - 2003	OJSC Rostelecom	Head of Marketing Department, Deputy Head of PR Department, Deputy Director of Public and Investors Relations Division
2004 - 2006	OJSC Rostelecom	Director of Public and Investors Relations Division
2006 - present	OJSC Rostelecom	Director of Public and Investors Relations Department, member of Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Vladimir Konstantinovich Mironov

Year of birth: 1956

Education: higher

Positions for the last 5 years:

Period	Company	Position
2001 - 2002	CJSC PeterStar	Head of Security Department
2002 - present	OJSC Rostelecom	Deputy General Director, member of Management Board
2003 - 2006	LLC RTC-Sibir	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Galina Vasilievna Rysakova

Year of birth: 1967

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000 - 2001	OJSC International Airport Sheremetyevo	Head of HR Department
2001 - 2003	OJSC Rostelecom	Head of HR Department of Staff’s Organized Development and Management Division
2003 – 2006	OJSC Rostelecom	Deputy General Director – Director for Staff’s Organized Development and Management
2003 – present	OJSC Rostelecom	member of Management Board
2005 - present	CJSC IC Cоstars	member of Board of Directors
2006 – present	OJSC Rostelecom	Director of Staff’s Organized Development and Management Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Vladimir Vladimirovich Terekhov

Year of birth: 1958

Education: higher

Positions for the last 5 years:

Period	Company	Position
1994 - 2001	CJSC PeterStar	engineer for radio relay stations servicing, senior manager, Deputy Technical Director for Development and Re-engineering
2001 - 2002	CJSC Petersburg Transit Telecom	Deputy General Director for Technical Development
2002 - 2003	OJSC Rostelecom	Deputy General Director – Technical Director, member of Management Board
2003 – 2004	CJSC NTTs Comset	member of Board of Directors
2003 – present	OJSC Rostelecom»	First Deputy General Director, member of Management Board
2004 – present	CJSC Rustel, OJSC RTComm.RU	member of Board of Directors
2005 – present	CJSC GlobalTel	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Roman Alexandrovich Frolov

Year of birth: 1976

Education: higher

Positions for the last 5 years:

Period	Company	Position
2001 - 2002	CJSCKPMG	Senior Tax Consultant
2002 -2002	OJSC Rostelecom	Taxation Manager
2002 - 2003	OJSC Rostelecom	Head of the Accounting and Taxation Methodology Department
2003 - 2006	OJSC Rostelecom	Deputy Chief Accountant
2006 – present	OJSC Rostelecom	Chief Accountant, member of Management Board

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

5.3.                Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

The amount of all types of remuneration (including salaries, bonuses, commission charges, benefits and/or compensation of expenses, and also other material allowances) paid by the Company in 2005 are:

•     23,959,838 rubles to members of the Board of Directors;

•     81,092,808 rubles to members of the Management Board*.

* The amount of remuneration paid to Dmitry Ye. Yerokhin, who acted both as a member of Board of Directors and Management Board in 2005, is given in the item regarding the information on the Company’s Board of Directors remuneration paid for work in Board of Directors, and in the item regarding the information on the Company’s Management Board remuneration paid for work in Management Board.

No material agreements were signed on these payments in current fiscal year.

5.4.                Organization and Authority of the Auditing Bodies of the Issuer’s Financial and Business Operations

As of September 30, 2006, for audit of the Company’s financial and business operations as required by its Charter the Audit Commission and the internal audit unit operated in the Company, and an independent auditor was appointed.

The Audit Commission was elected at the Annual General Meeting (AGM) of Shareholders on June 24, 2006 and consists of three members. In accordance with the Company’s Charter (new version No. 7), effective as of September 30, 2006, the scope of work of Audit Commission includes:

•                                verification of the accuracy of the data contained in statements and other financial documents of the Company;

•                                discovery of violations of the procedures determined under legal acts of the Russian Federation for the bookkeeping and submission of financial statements;

•                                verification of compliance with legal norms in the calculation and payment of taxes;

•                                discovery of violations of legislation of the Russian Federation governing the business operations of the Company;

•                                evaluation of the economic expediency of the Company’s business transactions.

Upon the Regulation on Audit Commission (new version No 1), the Audit Commission, elected at the Annual General Meeting of Shareholders upon results of 2005, in accordance with the Company’s Charter, controls the Company’s activity within the following scope:

•                                audit of the financial accounts and business documentation of the Company, including primary accounting, if required;

•                                audit of the legitimacy of the decisions and actions of the Company’s executive bodies, including validity of concluded contracts and transactions;

•                                verification of consistency of the transactions terms concluded by the Company with the terms of other transactions concluded under similar circumstances;

•                                analysis of compliance of accounting and statistics reporting with the applicable law;

•                                analysis of the financial standing of the Company, identification of resources to improve the economic position of the Company;

•                                analysis of the timeliness and accuracy of the settlements with counterparties, budgets of all levels and other Company’s creditors;

•                                analysis of the settlements with the debtors of the Company, including timeliness and completeness of measures taken by the executive bodies;

•                                other activity undertaken within the authority of the Audit Commission.

The Regulation on Audit Commission (new version No 1) was set forth in Annex 6 to the quarterly report for the 2nd quarter of 2006.

The Internal Audit Unit was set up in the Company in 2002 as a part of the Corporate Audit Division of the Financial Department, which is reporting to the First Deputy General Director – Finance Director. As of September 30, 2006, it consisted of five members. The Division’s Head is in charge of the Internal Audit Unit.

The Regulations on the Internal Audit Unit set out its main functions as follows:

•                                organizing and holding audits, checks, official investigations with regard to the core financial and business operations of the Company;

•                                verifying the performance efficiency of the Company’s units in fulfilling their roles and functions, and their compliance with financial discipline in implementing the decisions of the Company’s management bodies;

•                                monitoring compliance by the Company’s units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and elaborating recommendations for improvement thereof;

•                                analyzing the results of audits and checks of the Company conducted by outside auditors (independent auditor), and monitoring the development and implementation of remedial and preventive action plans;

•                                holding expert reviews of problem issues in the financial and business operations of the Company;

•                                considering and agreeing, on instructions from the Company’s management, draft contracts, checking on the need for and feasibility of concluding them, and the compliance of contractual terms and conditions with the bylaws and interests of the Company;

•                                revealing material violations and internal problems exerting or capable of exerting a detrimental impact on the functioning of the Company, analyzing the reasons for the appearance of material violations and internal problems, and assessing their impact on the financial and business operations of the Company.

Information on the Company’s independent auditor is given in item 1.3 “The Issuer’s auditor (auditors)” of this report.

On April 18, 2005 the Board of Directors of OJSC Rostelecom approved Insider Trading Policy of OJSC Rostelecom intended to prevent trading of the Company’s securities and securities of other issuers based on material information, which is not available to common public.

The Insider Trading Policy of OJSC Rostelecom is available at Rostelecom’s corporate website by link: http://www.rt.ru/icenter/administration/new_standards/.

On December 26, 2005, the Company’s Board of Directors approved the Regulations on internal control system over financial reporting of OJSC Rostelecom. The internal control system over financial reporting of the Company focuses to raise investors’ confidence in the Company and to protect investments of shareholders and the Company’s assets. The Regulations on internal control system over financial reporting of OJSC Rostelecom were included to the Company’s Quarterly Report for 4th quarter of 2005 as Annex No. 1.

5.5.                Members of the Bodies Auditing the Issuer’s Financial and Business Operation

The Audit Commission of the Company consists of:

Svetlana Nikolaevna Bocharova

Year of birth: 1970

Education: higher

Positions for the last 5 years:

Period	Company	Position
2001 – 2003	OJSC Svyazinvest	Head of Division of Legal Department
2002	OJSC Electrosvyaz of Republic of Buryatiya	member of Board of Directors
2003 – present	OJSC Svyazinvest	Head of Tax Division of Accounting Department
2004 –2005	CJSC Registrator-Svyaz	member of Audit Commission
2004 –2006	OJSC Uralsvyazinform	member of Audit Commission
2005 – 2006	OJSC CenterTelecom	member of Audit Commission
2005 – present	OJSC Svyazintek, CJSC Penza Mobile	member of Audit Commission
2006 – present	OJSC Rostelecom, OJSC Dalsvyaz, CJSC Samara Telecom, CJSC MTs MMT	member of Audit Commission
2006 - present	OJSC Uralsvyazinform	Chairman of Audit Commission
2006 – present	OJSC BIT	member of Audit Commission

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Natalia Sergeevna Vorobyova

Year of birth: 1973

Education: higher

Positions for the last 5 years:

Period	Company	Position
1999 - 2001	Ministry of Antimonopoly Policies and Support for Entrepreneurship	Head of Methodology Division of Department for regulation of natural monopolies in telecommunication sector
2002 – 2005	OJSC MGTS	Head of Price and Tariff Division of Economic and Finance Department
2005 – present	OJSC Svyazinvest	Head of Division of the Department of Economic and Tariff Policies at OJSC Svyazinvest
2006 – present	OJSC Rostelecom, OJSC Sibirtelecom, LLC Tver Telecom	member of Audit Commission

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Olga Grigoryevna Koroleva

Year of birth: 1950

Education: higher

Positions for the last 5 years:

Period	Company	Position
1999 – 2001	LLC Audit-center	Director
2001 – 2005	OJSC Svyazinvest	Head of Methodology Division, Deputy Chief Accountant
2003 – 2004	CJSC Vladimir Teleservice	member of Audit Commission
2003 – 2004	CJSC Nizhegorodteleservice	member of Audit Commission
2005 - 2005	OJSC AEROCOM	Chairman of Audit Commission
2005 – 2006	OJSC Giprosvyaz, OJSC Uralsvyazinform, CJSC MTs NTT	Chairman of Audit Commission
2005 – present	OJSC Svyazinvest	Chief Accountant
2005 – present	OJSC Central Telegraph, OJSC VolgaTelecom, OJSC Dalsvyaz	Chairman of Audit Commission
2006 – present	OJSC CenterTelecom, OJSC Sibirtelecom, CJSC Baikalwestcom, OJSC Rostelecom	Chairman of Audit Commission
2006 – present	OJSC Uralsvyazinform	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

The Internal Audit Unit of the Corporate Control Division of the Financial Department consists of:

Yury Vladimirovich Lavrentyev

Year of birth: 1959

Education: higher

Positions for the last 5 years:

Period	Company	Position
1998 – 2002	CJSC International Medical Clinic	Chief Accountant
2003 – 2005	LLC Energizer	Financial Controller
2005 – 2006	LLC Rusal-UK	Internal Auditor
2006 – present	OJSC Rostelecom	Head of Internal Audit Unit

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Tatyana Grigoryevna Logvinova

Year of birth: 1978

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000 – 2002	LLC Oldis Company	accountant and consultant
2002 – 2004	CJSC Audit and consultancy company Business-Intellect	consultant
2004 – 2006	CJSC Audit and consultancy company Business-Intellect	auditor and consultant
2006 – present	OJSC Rostelecom	Internal Auditor

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Olga Kuzminichna Malygina

Year of birth: 1974

Education: higher

Positions for the last 5 years:

Period	Company	Position
1999 – 2001	LLC Poliver-1	lawyer
2001 – 2002	LLC Siberian audit company	auditor
2002 – 2004	AKF Top-Audit/CJSC Port-Audit	auditor
2004 – 2005	LLC AF LEV-Audit	Head of Audit Department
2005 – present	OJSC Rostelecom	Internal auditor of Ural Company’s Branch of the Internal Audit Unit of Corporate Control Division of Financial Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Alexander Vasilyevich Manyushko

Year of birth: 1974

Education: higher

Positions for the last 5 years:

Period	Company	Position
2000	OJSC Infotex Taganrog Telecom	Deputy Financial Director
2000 - 2004	OJSC Infotex Taganrog Telecom	Financial Director
2004 - 2005	OJSC Rostovagrosnabservice»	Head of Section of the Economic and Financial and Credit Policy
2005 – present	OJSC Rostelecom»	Internal auditor of South Company’s Branch of the Internal Audit Unit of the Corporate Control Division of the Financial Department

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Vera Alexandrovna Chebykina

Year of birth: 1979

Education: higher

Positions for the last 5 years:

Period	Company	Position
2002 – 2003	LLC NB-Audit	Assistant Auditor
2003 – 2004	LLC UPK	Accountant
2004 – 2006	LLC MTsFO Balans (OJSC Bamtonnelstroy)	Senior Accountant
2006 – present	OJSC Rostelecom	Internal auditor of Siberian Branch

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

Head of the Corporate Control Division, which includes Internal Audit Unit, is Oleg Stanislavovich Shedenkov.

Oleg Stanislavovich Shedenkov

Year of birth: 1975

Education: higher

Positions for the last 5 years:

Period	Company	Position
1998 –2001	RAO Norilsky Nickel	chief specialist in internal audit department of the control and audit division
2001 –2002	OJSC GMK Norilsky Nikel	Deputy Head of Audit Department of Control and Audit Division
2002 –2003	OJSC Rostelecom	Head of Internal Audit Unit of Financial Department
2003 – present	OJSC Rostelecom	Head of Corporate Control Division of Financial Department
2003 – present	CJSC Incom	member of Board of Directors
2003 – 2004	CJSC Westelcom	Chairman of Board of Directors
2004 – present	CJSC Westelcom	member of Board of Directors, General Director
2004 –2006	LLC RTK- Sibir	Chairman of Board of Directors
2004 – 2005	CJSC Telecom-center	member of Board of Directors
2004 – 2005	CJSC Ramsatcom	member of Board of Directors
2005 – present	OJSC InfoTeCS Taganrog Telecom	Chairman of Board of Directors
2005 – present	LLC Tver Telecom	member of Board of Directors
2004 – 2005	CJSC Teleport - TP	member of Board of Directors
2004 – 2006	OJSC A-Svyaz	Chairman of Board of Directors
2004 – 2006	LLC Artelecom Service	member of Board of Directors
January 2006 – July 2006	CJSC Zebra Telecom	member of Board of Directors
2004 – present	CJSC MTs NTT, CJSC Insurance Company Costars, CJSC InformKuryerSvyaz’, CJSC NTTs Comset, CJSC Transport digital networks, CJSC Expo–Telecom, CJSC WestBaltTelecom, CJSC Teleinf, CJSC GlobalTel	member of Board of Directors

Stockholdings in the Company: none

Interest in the total amount of Company’s ordinary shares: none

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidaries/associated companies: none

Interest in the total amount of subsidaries/associated companies’ ordinary shares: none

Amount of subsidiaries’ / associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none

5.6.                Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer’s Financial and Business Operations

Remuneration of the members of Audit Commission in the 2005 financial year amounted to 2,286,661 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2005 financial year amounted to 1,973,661.06 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2006 financial year is paid out in accordance with the unit’s staffing table.

5.7.                Number of Issuer’s Employees, Employee Education and Category Summary Data, and Headcount Changes

Indicator	3rd quarter of 2006
Average payroll employees, persons	22,311
Employees with a higher vocational education, %	38.0
Amount of funds spent for remuneration, thousand rubles	1,272,883.1
Amount of funds spent for social security payments, thousand rubles	42,951.1
Total amount of funds spent, thousand rubles	1,315,834.2

Primary trade union organizations of the General Headquarters are parts of the All-Russia Labor Union of Communications Workers of the Russian Federation.

The All-Russia Labor Union of Communications Workers of the Russian Federation was founded on November 15, 1905 and today has about 780,000 members.

5.8.                The Issuer’s Obligations to Employees with Respect to Their Potential Participation in the Issuer’s Charter (Share) Capital (Equity Fund)

As of September 30, 2006, no agreements or obligations of the Company existed with respect to the potential participation of employees of the Company in its share capital, including option programs.

VI.                    THE ISSUER’S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY TRANSACTIONS

6.1.                The Total Number of the Issuer’s Shareholders (Participants)

As of September 30, 2006, the total number of shareholders registered in the register of OJSC Rostelecom amounted to 17,649 entities, including 24 nominee holders.

6.2.                The Issuer’s Participants (Shareholders) Owning At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares, and The Participants (Shareholders) of Those Entities Owning At Least 20% of Their Charter (Share) Capital (Equity Fund) or At Least 20% of Their Ordinary Shares

As of September 30, 2006, the shareholders of the Company include the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1.            Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Investment Telecommunications Company)

Short name: OJSC Svyazinvest

TIN: 7710158355

Address: 55 Plyushchikha St., Bldg. 2, Moscow, 119121

Interest in the Company’s charter capital: 38%

Interest in the total amount of Company’s ordinary shares: 50.67%

Shareholders of OJSC Svyazinvest include:

•          Full name: Federal Property Management Agency on behalf of the Russian Federation

Short name: Federal Property Management Agency on behalf of the Russian Federation

TIN: 7704097841

Address: 9 Nicolsky per., Moscow, 103685

Interest in the charter capital of OJSC Svyazinvest: 25% minus 2 shares

Interest in the total amount of OJSC Svyazinvest ordinary shares: 25% minus 2 shares

Interest in the Company’s charter capital: 0%

Interest in the Company’s ordinary shares: 0%

•          Full name: Ministry for Property Relations of Russian Federation

Short name: Ministry for Property Relations

TIN: 7710144747

Address: 9 Nicolsky per., Moscow, 103685

Interest in the charter capital of OJSC Svyazinvest: 50% plus 1 share

Interest in the total amount of OJSC Svyazinvest ordinary shares: 50% plus 1 share

Interest in the Company’s charter capital: 0%

Interest in the Company’s ordinary shares: 0%

•          Full name: MUSTCOM LIMITED

Short name: Mustcom Ltd

TIN: not applicable

Address: 3 Themistoklis Dervis Street, Julia House CY-1066 Nicosia, Cyprus

Interest in the charter capital of OJSC Svyazinvest: 25% plus 1 share

Interest in the total amount of OJSC Svyazinvest ordinary shares: 25% plus 1 share

Interest in the Company’s charter capital: 0%

Interest in the Company’s ordinary shares: 0%

2.            Full name: Non-profit Partnership Natsionalny Depozitarny Tsentr (National Depositary Center)

Short name: NP NDC

TIN: 7706131216

Address: 1/13 Sredny Kislovsky Per., Bldg. 4, Moscow, 125009

Nominee holder

Interest in the Company’s charter capital: 41.11%

Interest in the Company’s ordinary shares: 39.70%

3.            Full name: Closed Joint Stock Company ING Bank (Eurasia) CJSC

Short name: CJSC ING Bank (Eurasia)

TIN: 7712014310

Address: 36 Krasnoproletarskaya St., Moscow, 127473

Nominee holder

Interest in the Company’s charter capital: 5.32%

Interest in the Company’s ordinary shares: 6.35%

6.3.                Portions of the Issuer’s Charter (Share) Capital (Equity Fund) Owned by the State or a Municipal Entity or the Existence of Special Rights (The Golden Share)

As of September 30, 2006, the shareholders of the Company did not include the state (a municipal entity). There are no any special rights by the state or any municipal entities in managing the Company.

6.4.                Restrictions Concerning Participation in the Issuer’s Charter (Share) Capital (Equity Fund)

There are no restrictions set by the Company’s Charter and applicable Russian Federation legislation on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder.

There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

However, in accordance with Chapter XI.1 of the Federal Law on Joint Stock Companies,

a person intending to acquire 30% or more of total amount of outstanding ordinary and preferred shares in public company that are voting shares under Pagagraph 5 of Article 32 of the Federal Law On Joint Stock Companies with due regard for the number of shares already held by such person and its affiliates is entitled to forward to this public company a public offer addressed to the other shareholders that hold shares of an appropriate class regarding acquisition of the shares held by them (hereafter referred to as “voluntary offer”);

a person who has acquired 30% or more of total amount of shares in public company stated in Paragraph 1 of Article 84.1 of the Federal Law On Joint Stock Companies with due regard for the number of shares already held by such person and its affiliates shall forward to the other shareholders that hold shares of an appropriate class as well as to the holders of securities that are convertible into such shares a public offer (hereinafter referred to as “mandatory offer”) regarding acquisition of such shares and securities within 35 days since the date of an appropriate entry in the securities account in the shareholders’ register or in the register of the nominee holder. The price of securities that can be acquired upon a mandatory offer shall be not lower than the weighted average market price of such securities at stock exchanges for six months preceding the date of mandatory offer files with the federal executive authority for the securities market in accordance with Paragraphs 1 and 2 of Article 84.9 of the Federal Law On Joint Stock Companies. The weighted average price of securities that are traded at two or more stock exchanges is calculated on the basis of prices at stock exchamges, where such securities are traded six months or more. If during six months preceding the date of the mandatory offer forwarded to the public company the person that forwarded such mandatory offer or its affiliates acquired or accepted liability to acquire the securities, the price for such securities to be acquired upon the mandatory offer can not be lower than the highest price of securities already acquired or offered by such persons. These rules are also applicable with respect to acquisition of interest in a public company (stated in Paragraph 1 of Article 84.1 of the Federal Law on Joint Stock Companies) that exceeds 50% and 75% of total amount of such shares of such public company;

a voluntary or a mandatory offer to holders of securities shall be forwarded through the public company;

upon a receipt of a voluntary or a mandatory offer by a public company any other person is entitled to forward another voluntary offer in respect of the corresponding securities (a competitive offer);

a person that has acquired 95% and more of total amount of shares in public company stated in Paragraph 1 of Article 84.1 of the Federal Law On Joint Stock Companies as a result of a voluntary offer to acquire all securities of a public company stated in Paragraph 1 of Article 84.1 of the Federal Law On Joint

Stock Companies or a mandatory offer with due regard for the number of shares already held by such person and its affiliates, shall buy out both the rest of shares of the public company and other securities convertible into such shares of the public company from the holders upon request. Such person is entitled to buy out the securities from holders of securities of the public company stated in Paragraph 1 of Article 84.1 of the Federal Law on Joint Stock Companies and securities convertible into such shares of the public company.

Moreover, in accordance with the Law of the Russian Federation “on Competition and the Limitation of Monopolistic Activities on Commodity Markets”, the acquisition by an entity (group of entities) of voting shares in the Company’s charter capital, giving that entity (group of entities) the right to dispose of more than 20% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.

6.5.                Changes in the Composition and Participation Interests of The Issuer’s Shareholders (Participants) Holding At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares

As of May 05, 2006, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2005 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 31.37%

The interest in the outstanding ordinary shares of the Company: 32.92%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 11.75%

The interest in the outstanding ordinary shares of the Company: 11.22%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 5.64%

The interest in the outstanding ordinary shares of the Company: 2.06%

As of May 06, 2005, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2004 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 21.76%

The interest in the outstanding ordinary shares of the Company: 25.39%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 15.07%

The interest in the outstanding ordinary shares of the Company: 14.96%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 7.63%

The interest in the outstanding ordinary shares of the Company: 3.56%

As of May 11, 2004, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders upon results of 2003 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 23.71%

The interest in the outstanding ordinary shares of the Company: 27.18%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 12.08%

The interest in the outstanding ordinary shares of the Company: 10.68%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 7.94%

The interest in the outstanding ordinary shares of the Company: 5.71%

As of April 28, 2003, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2002 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 23.55%

The interest in the outstanding ordinary shares of the Company: 25.92%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 11.36%

The interest in the outstanding ordinary shares of the Company: 9.34%

As of April 14, 2002, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders on the performance results of 2001 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 19.25%

The interest in the outstanding ordinary shares of the Company: 25.66%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 5.98%

The interest in the outstanding ordinary shares of the Company: 5.88%

Full name: Closed Joint Stock Company Bank Credit Suisse First Boston JSC (nominee holder)

Abbreviated name: CJSC Bank Credit Suisse First Boston JSC

The interest in the charter capital of the Company: 5.80%

The interest in the outstanding ordinary shares of the Company: 2.20%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 5.35%

The interest in the outstanding ordinary shares of the Company: 4.05%

6.6.                Interested Party Transactions Entered into by the Issuer

During the 3rd quarter of 2006 the Board of Directors approved a number of the transactions but the total amount of these transactions calculated for the whole period of contracts in effect cannot be assessed in contrast to amount calculated for relevant periods of the contracts.

During the 3rd quarter of 2006 no transactions (groups of interrelated transactions) worth 5% or more of the balance sheet value of the Company’s assets.

During the 3rd quarter of 2006 the Company executed and the Board of Directors approved no interested party transactions (groups of interrelated transactions) when such approval is obligatory by the Russian Federation legislation.

6.7.                Accounts receivable

in thousand rubles

Indicator	3rd quarter 2006
Total amount of accounts receivable	11,397,815
Including overdue	3,951,718

The structure of accounts receivable of the Company as of September 30, 2006:

in thousand rubles

	Time of incurring
Type of account receivable	To 1 year	Over 1 year
Debts of buyers and customers	8,937,582	—
Including overdue	3,082,295	Х
Promissory notes receivable, rubles	—	—
Including overdue	—	Х
Debts of participants (shareholders) with respect to contributions to charter capital	—	—
Including overdue	—	Х
Advances issued	331,915	12,475
Including overdue	189,441	Х
Other debtors	2,115,822	21
Including overdue	526,610	Х
Total	11,385,319	12,496
Including overdue	3,798,346	Х

As of September 30, 2006 the Company has no debtors accounting for at least 10% of total amount of accounts receivable (1,139,781) thousand rubles.

VII.                THE ISSUER’S ACCOUNTING STATEMENTS AND OTHER FINANCIAL INFORMATION

7.1.                The Issuer’s Annual Financial Statements

Under the Regulation “On Information Disclosure by Securities Issuers” enacted by the Decree of FSFM No. 05-5/pz-n dated March 16, 2005, annual financial statements are not included in the Quarterly Report of the Company for the 3rd quarter of 2006.

7.2.                The Issuer’s Quarterly Financial Statements for the Latest Complete Reporting Quarter

This report is supplemented with the Company’s quarterly financial statements for the 3rd quarter of 2006 financial year compiled in accordance with Russian Federation law (Annex No. 1).

7.3.                The Issuer’s Consolidated Accounting Statements for the Latest Complete Financial Year

The Company prepares no consolidated financial statements in accordance with the Russian Accounting Standards (RAS) as it prepares consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS).

Under the Federal Law “On Securities Market”, consolidated accounting statements for the latest complete financial year compiled pursuant to International Financial Reporting Standards (IFRS) is attached to the present report (Annex No. 2).

7.4.                Issuer’s Accounting Policy

This report is supplemented with the Company’s Accounting Policy for Business Accounting in 2006 (Annex No. 3).

7.5.                Total Exports and Exports as a Percentage of Total Sales

	3rd quarter of 2006
Factor	thousand rubles	% of revenue earned from all activities
Total Company revenue from services export	1,390,853	9

7.6.                Issuer’s Real Estate Value and Material Changes in the Issuer’s Assets Since the Ending Date of the Latest Complete Financial Year

As of September 30, 2006 the value of the Company real estate amounted to:

No	Description of fixedassets group	Full value after revaluation (replacement value), thousand rubles.	Accrued depreciation, thousand rubles.	Residual value (less depreciation) after revaluation (residual value), thousand rubles.

1	Buildings and structures	19,805,848	12,797,530	7,008,318
2	Lodgings	347,894	3,222	344,672
	Total, thousand RUR	20,153,742	12,800,752	7,352,990

During the reporting period the Company did not retain any appraisers to carry valuations of real estate and no significant changes in the composition of real estate occurred.

No facts of the acquirement or alienation of assets in excess of 5% of the book value of assets took place.

7.7.                The Issuer’s Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

During three preceding years up to the end of the 3rd quarter of 2006 OJSC Rostelecom was involved in the following material judicial proceedings:

1.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to the Savings Bank of the Russian Federation to recover 29,580,850 rubles on the grounds of improper performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to payment order No. 99666 of August 2, 1999 in electronic form. The

Arbitrazh Court of the City of Moscow of first instance in its ruling of May 31, 2000 left the claim without consideration due to non-observance of the pretrial procedure for dispute settlement provided for under the agreement. The appellate instance upheld the above ruling in its ruling dated July 27, 2000. In its ruling dated September 28, 2000 the Federal Arbitrazh Court of the Moscow Circuit repealed the above judicial acts, and the case was referred to the first instance of the Arbitrazh Court of the City of Moscow. The Arbitrazh Court of the City of Moscow ruled against the Company, and the appeals instance upheld that decision. On March 22, 2001, the court of cassation repealed the acts of the lower instances and remanded the case. In its decision of July 6, 2001 the Arbitrazh Court of the City of Moscow ruled that a technical review be held to examine the Client-Savings Bank electronic payment system. Following receipt of the expert opinion the court proceedings were renewed by decision dated November 6, 2002. Due to the need for the experts to attend the court, the proceedings had been adjourned. During the proceedings held in January and February 2003, examination of the experts was held and the review findings were considered. By decision dated March 11, 2003, the claim was repealed. OJSC Rostelecom filed an appeal on April 11, 2003. The appeals instance repealed the appeal filed by OJSC Rostelecom. OJSC Rostelecom filed a cassation appeal with the Federal Arbitrazh Court of the Moscow Circuit that was considered in the 4th quarter of 2003. A cassation appeal was repealed.

2.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against the Russian Defense Ministry. The claim was filed to recover from the military unit a debt in the amount of 32,822,803.56 rubles and default interest for the use of borrowed money in the amount of 12,485,622.71 rubles. The debt was formed as a result of the military unit’s failure to perform its obligations of payment for tonal frequency channels provided by the Company under a pertinent Agreement of March 24, 2000. After the claim was specified insofar as the amount of interest was concerned, the Arbitrazh Court of Moscow by its decision of June 2, 2003 sustained the amended claim by OJSC Rostelecom in the amount of 32,822,803.56 rubles of the principal and 12,783,859.27 rubles of default interest for the use of borrowed money, In accordance with the court’s decision the principal amount was paid by the Russian Defense Ministry. The Federal Arbitrazh Court of the District of Moscow reversed, on the basis of the decision of the High Arbitrazh Court, the said decision with respect to collection of accrued interest and sent the case to the first instance for a new trial. On April 28, 2004 the Arbitrazh Court of the City of Moscow adopted the decision to collect in favour of OJSC Rostelecom the accrued interest in amount of 6,391,929.63 RUR decreased by 50% in cause of disproportion between the amount of the accrued interest and the consequences of commitments failure. Writ of execution to pay the interest for using other people’ money in the amount of 6,391,929. 63 rubles paid on 07.04.2005.

3.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 194,888,838.65 rubles, including 166,218,501.6 rubles of the principal and 28,670,337.06 rubles of interest for the use of borrowed money. As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 109,732,890 rubles, the value of the claim was changed to make 56,485,611.59 rubles of the principal and 32,615,613.91 rubles of interest for the use of borrowed money. By decision of the Artibrazh Court dated September 11, 2003 the claim by the Company in the amount of 56,485,611.59 rubles was sustained, and the remaining part of the claim was dismissed “as having no legal grounds.” The claim of 56,485,611.59 was paid out on March 31, 2004, by the writ of execution directed to the Specialized Department of the Federal Treasury of the City of Moscow of the Russia’s Ministry of Finance.

4.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution #90/03. Hearings were held on November 27, 2003 and December 23, 2003. By decision of the Artibrazh Court dated December 23, 2003 the case consideration is scheduled for January 12, 2004. By the decision of the Artibrazh Court of the City of Moscow dated January 12, 2004 the claim was paid off except the part of small account. The decision of appeal instance of the Artibrazh Court of February 29, 2004 let the said decision valid. On June 7, 2004 Interregional Inspectorate of the Russian Federation Ministry for Taxes filed the cassation appeal on established court resolutions. The decision of cassation instance of the Artibrazh Court of July 13, 2004 let the said decision valid.

5.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 73,811,788.75 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during January and August of 2003). On February 2, 2004 the Arbitrazh Court adopted the decision of satisfying the full amount of claim by the Company and issued a writ of execution for initiating of execution action. Under the writ of execution submitted to the Russia’s Ministry of Finance Specialized Department of the Federal Treasury of the City of Moscow the debt was paid out in part of 19,753,178 rubles on December 29, 2004. Residual writ of execution sum in the amount of 54,058,610.75 rubles was paid on 10.06.2005.

6.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 57,069,824.32 rubles according to the State Contract No. 12003/22 of February 4, 2004 (at the period during September and December of 2003). As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 42,691,241.30 rubles on March 22, 2004, the value of the claim was changed to 14,378,583.02 rubles. On April 13, 2004 the Arbitrazh Court adopted the decision of satisfying the changed amount of the claim by the Company. The writ of execution of 14,378,583.02 rubles was submitted to the Russia’s Ministry of Finance Specialized Department of the Federal Treasury of the City of Moscow.

7.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 57,446,828.49 rubles and forfeit of 1,559,450.99 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37TV/3632/52-10 dated March 3, 2002 (in period between November and December of 2003). As after the Company’s application to the court FSUE VGTRK had paid the principal debt in amount of 57,446,828.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,559,450.99 rubles by the claim of the Company. Under the writ of execution the amount of forfeit was directly debited in acceptance-free procedure from the FSUE VGTRK banking account.

8.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK–3/24to/764 dated January 1, 2003, including the principal in amount of 80,985,867.41 rubles and the fine of 6,127,692.66 rubles. As the debt was repaid in part by the OJSC First Channel before the court hearings the Arbitrazh Court of the City of Moscow adopted decision of satisfying the claim by the Company in amount of 71,147,406.79 rubles and issued a writ of execution for initiating of execution action. The writ of execution in amount of 71,147,406.79 rubles, including the principal of 65,019,714.13 rubles and the fine for the delays in liabilities fulfillment in amount of 6,127,692.66 rubles, was submitted to the Court Officer Service of the Central Board of the Ministry of Justice of the city of Moscow. The amount of claim was recovered by OJSC First Channel on June 24, 2004 according to the writ of execution. The execution action was completed.

9.                             The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in principal amount of 47,039,120. 49 rubles and forfeit of 1 391 442, 65 rubles. The debt had resulted from failure of liabilities by FSUE VGTRK upon the payment for telecommunication services provided by the Company under the contract No. US-22/3-37RV/3632/52-10 dated March 13, 2002 (in period between November and December of 2004). As after the Company’s application to the court FSUE VGTRK had paid the principal debt in amount of 47,039,120.49 rubles the Arbitrazh Court of the City of Moscow adopted the decision of refunding the forfeit of 1,391,442.65 rubles by the claim of the Company. Under the writ of execution the amount of forfeit was directly debited in acceptance-free procedure from the FSUE VGTRK banking account.

10.                       On September 8, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Resolution No. 40 (No 07-42/43) dated August 28, 2004 of Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation claiming the Company to pay tax commitments in of 281,388,177 rubles, penalties in amount of 56,277,635 and fine. Under the decision of the Arbitrazh Court of the City of Moscow dated November 10, 2004 the claim by the Company was satisfied. The decision of court of the first instance was let valid under the decision of the Federal Arbitrazh Court of Moscow region dated March 31, 2005.

11.                       On September 23, 2004 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Claim No. No1241/r dated August 28, 2004 of the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 to pay taxes in amount of 280 836 378 rubles. Under the decision of the Arbitrazh Court of the City of Moscow the claim by the Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 was declared invalid. The decision of court of the first instance was let valid under the decision of the Federal Arbitrazh Court of Moscow region dated March 29, 2005.

12.                       The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunication services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, in amount of 103,996,467.37 rubles including the principal in amount of 96,505,139.94 rubles and the fine of 7,491,327.43 rubles. Under the decision of the Arbitrazh Court of the City of Moscow the claim by the Company was satisfied. The amount of debt was partially paid out by the OJSC First Channel before issuing of the writ of execution by the Arbitrazh Court of the City of Moscow. OJSC First Channel paid out the amount of debt before submitting of the writ of execution.

13.                       On February 10, 2005 OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Claim No. 04/r dated February 04, 2005 of the Interregional Inspectorate No. 48 of the Russian Federal Tax Service to pay forfeit in amount of 74 211 166,72 rubles. Under the decision of the Arbitrazh Court of the City of Moscow in case No.А40-6326/05-116-75 the claim by the Company was satisfied. By resolution of the Court of Appeals dated 06.06.2005 the Arbitrazh Court decision remains in force. The decisions of court of the first instance and the appeal were upheld by the resolution of the Federal Arbitrazh Court of Moscow District. The cassation appeal of Interregional Inspectorate No 48 of the Russian Federal Tax Service was dismissed.

14.                       The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the OJSC First Channel on recovering the debt for the telecommunications services provided by the Company under the contract No. UpiOK-3/24to/764 dated January 1, 2003, in amount of 112,551,914.98 rubles including the principal in amount of 103,516,391.74 rubles and the fine of 9,035,523.24 rubles. Preliminary Court hearings were held on May 10, 2005. Because of the need to submit additional evidence the preliminary court hearing was postponed to June 10, 2005. By judicial definition of June 10, 2005, the case was scheduled for court hearings on July 05, 2005. Under the decision of the Arbitrazh Court of the City of Moscow dated July 05, 2005, the claim by the Company in the amount of 112,551,914.98 RUR was satisfied and a writ of execution for initiating of execution action was issued. The amount of claim was recovered by OJSC First Channel before submitting of the writ of execution. The case is closed.

15.                       The claim was for OJSC Rostelecom on recovering the debt in principal amount and fine of 52 457 249.40 RUR for communication services provided by the Company according to the Contract №UpiOK-3/24 to 764 dated January 01, 2003, including the principal amount of 48 765 498.62 RUR and the fine in amount of 3 691 750.78 RUR. Preliminary court hearing was held on September 05, 2005. The case was scheduled for court hearing on October 27, 2005. Under the decision of the Arbitrazh Court of the City of Moscow dated November 27, 2005 the claim by the Company in the amount of 52 457 249,40 RUR was satisfied and issued a writ of execution for initiating of execution action. The amount of claim was recovered by OJSC First Channel before submitting of the writ of execution. The case is closed.

16.                       The case considered by Arbitrazh Court of the City Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in the principal amount of 133,457,242.06 RUR and the forfeit of 6 384 562.72 RUR dated May 20, 2005. The debt had resulted from failure by FSUE VGTRKto pay for telecommunications services provided by the Company under contract No.6662/57-00/629-04-16 dated July 23, 2004 (for the period from August 2004 to January 2005). As after the Company’s application to the court FSUE VGTRK had paid the principal debt in amount of 133,475,242.06 RUR the Arbitrazh Court of Moscow adopted the decision of refunding the forfeit in amount of 6,384,562.72 RUR by the claim of the Company. FSUE VGTRK filed an appeal in exercise of supervisory power upon justification of forfeit recovering. The Federal Arbitrazh Court of Moscow District upheld the decision of the Arbitrazh Court of Moscow and dismissed the cassation appeal. The writ of execution was submitted to the bank of FSUE VGTRK and was not executed in case of shortage of funds at the account and was put to account file. OJSC Rostelecom withdrew the writ of execution from the bank and submitted it to the Bailiffs’ Service of North Administrative District of the city of Moscow on May 11, 2006. FSUE VGTRK fulfilled the direction of the Bailiffs’ Service of North Administrative District and paid the debt upon the writ of execution.

17.                       On August 24, 2005 OJSC Rostelecom submitted to the court the application to declare invalid the claim dated August 08, 2005, № 55/p to pay taxes and Decision № 39/p dated August 09, 2005, on recovering taxes, duty and fine. Pursuant to this Decision the Company was obligated to pay VAT in amount of 398,975,763 RUR. Under the decision of the Arbitrazh Court of the city of Moscow dated of September 30, 2005, the hearings consideration was scheduled for October 24, 2005. In the framework of the considered case the Company appealed the decision of the Arbitrazh Court of the city of Moscow dated August 29, 2005, regarding adjudication to take provisional measures. Under the decision dated September 21, 2005, the appeals instance dismissed the Company’s application regarding the court decision dated August 29, 2005. Under the decision of the Arbitrazh Court of the city of Moscow dated November 01, 2005 the claim dated August 08, 2005 against the Company and the decision dated August 09, 2005, regarding VAT recovering were declared invalid.

18.                       On July 13, 2005, OJSC Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 07-42/20 dated June 20, 2005, of the Interregional Inspectorate No. 48 of Russian Federal Tax Service on tax liability. Under this decision the Company was not compensated with VAT in amount of 78,013,248 RUR, was claimed for illegal application of VAT deductions, for understatement of VAT in amount of 320,962,515 RUR and for the fine in amount of 64 192 503 RUR resulting from failure to pay (in full) VAT for January 2005. By the decision of the Arbitrazh Court of the city of Moscow dated September 08, 2005, on the case No.A40-38496/05-126-311 the decision of the Interregional Inspectorate No. 48 of the Russian Federal Tax Service of the city of Moscow dated June 20, 2005 No.07-42/20 was declared invalid with regard to refusal to compensate VAT in amount of 18 RUR, additional VAT assessments in amount of 320,962,515 RUR and fine. In other part the claim was dismissed. The tax authority filed appeal and under following decision of the Ninth Arbitrazh Court of Appeal dated December 14, 2005, the decision of the court of the first instance dated September 08, 2005, was reversed with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of Russian Federal Tax Service on additional VAT assessments in amount of 320,962,515 RUR and fine as well as to satisfaction of OJSC Rostelecom claim to declare invalid the decision of tax authority for additional VAT assessments in amount of 320,962,515 RUR and fine. In other respects the decision of court of first instance remained unchanged. OJSC Rostelecom filed a cassation appeal dated December 30, 2005. Under the Resolution of Federal Arbitrazh Court of Moscow District dated March 9, 2006, the decision of the appeal instance was abolished and the Company’s application was submitted to Ninth Arbitrazh Appeal Court for new hearing. On July 22, 2006 the decision of Ninth Arbitrazh Appeal Court altered the decision of the court of the first instance and reversed with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of the city of Moscow dated June 20, 2005 No.07-42/20 with regard to refusal to compensate additional VAT assessments in amount of 301,446,646.28 RUR and fine. The claim of Rostelecom with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of the city of Moscow dated June 20, 2005 with regard to refusal to compensate additional VAT assessments in amount of 301,446,646.28 RUR and fine was dismissed. In other respects the court’s decision remained unchanged.

19.                       On December 12, 2005 OJSC Rostelecom filed an application to declare invalid the claim dated November 30, 2005 of the Interregional Inspectorate No.7 to pay tax debts in amount of 137,665,774 RUR and fine in amount of 41,534,989.66 RUR. By the decision dated January 19, 2006, the case was dismissed regarding adjudication by the Interregional Inspectorate No.7 from the claim as it changed the Company’s tax liability excluded disputed amount of arrears.

20.                       On November 08, 2005 OJSC Rostelecom filed a claim against OJSC First Channel on recovering of the principal debt and fine in total amount of 52,695,834.04 RUR for telecommunications services rendered by the Company in the 2nd quarter of 2005 under the contract No. UPiOK – 3/24to/764 dated

January 01, 2003, including the principal debt in amount of 42,720,975.53 RUR and the fine in amount of 3,974,858.51 RUR. Preliminary Court hearing was held on December 8, 2005. The case was scheduled for Court hearing on January 10, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated January 10, 2006 the claim of 52,695,834.04 RUR by the Company was satisfied.

21.

On December 20, 2005 OJSC Rostelecom filed a claim against OJSC First Channel on recovering the principal debt and fine in total amount of 34,237,044.66 RUR for telecommunications services rendered by the Company in July and August 2005 under the contract No. UPiOK – 3/24to/764 dated January 01, 2003, including the principal debt in amount of 32,139,364.63 RUR and the fine in amount of 2,097,680.03 RUR. Preliminary Court hearing was held on February 3, 2006. By the decision of Arbirtrazh Court of the city of Moscow the Company’s claim was satisfied.

22.

On February 07, 2006 OJSC Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of 31,272,413.70 RUR and fine in amount of 1,942,938.05 RUR for telecommunications services provided by the Company from September to October of 2005 under the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Preliminary Court hearing was held on March 21, 2006. The case was scheduled for Court hearing on May 2, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated May 2, 2006 the claim by the Company was satisfied.

23.

On June 16, 2006 OJSC Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 5 on tax liability, brought by the Interregional Inspectorate No. 7 over largest tax-payers of Russian Federal Tax Service on June 09, 2006, with regard to additional taxes and fines in amount of RUR 3,473,616,145.15 payable by the Company. By judicial definition of June 16, 2006 the case was scheduled for closed court hearings on July 18, 2006. Under the court decisions dated July 19, 2006, August 16, 2006, and September 18, 2006 the hearing were postponed. The next hearing was scheduled on October 18, 2006.

24.

On August 25, 2006 the Interregional Inspectorate No 7 over largest tax-payers filed a claim to the Arbitrazh Court of the city of Moscow against the Company to impose tax penalties in total amount of RUR 432,679,327.02 under the Decision No. 5 dated June 9, 2006 (which is contested by the Company at the court as the case described hereinabove in item 23). A preliminary hearing was scheduled on October 5, 2006.

25.

On April 19, 2006 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of 30,717,363.48 RUR and fine in amount of 1,977,798.55 RUR (totaling 32,695,162.03 RUR) for telecommunications services provided by the Company from November to December of 2005 under the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Preliminary Court hearings were held on June 01, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated June 30, 2006 the claim brought by the Company was satisfied.

26.

On October 27, 2006 OJSC Rostelecom filed a claim to the Arbitrazh Court of the city of Moscow against the Center for International Settlments and Agreements of Ministry of Communications of Turkmenistan on recovering the principal debt in amount of RUR 97,987,510.28 and fine in amount of RUR 27,746,595.51 for services provided by the Company according to International Telecommunications Services Agreement dated January 1, 1998. Under the decision of the court dated October 2, 2006 preliminary hearing was scheduled on December 21, 2006.

27.

On October 7, 2006 OJSC Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the letter of the Interregional Inspectorate No 7 over largest tax-payers No. 58-14-11/9994 dated July 31, 2006 with respect to refusal to reimburse the amount of taxes overcharged, and to make the Interregional Inspectorate No. 7 over largest tax-payers reimburse the Company the overcharged taxes in amount of RUR 398,975,763. The hearing was scheduled on November 7, 2006.

28.

On August 23, 2006 OJSC Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUR 42,165,409.90 and fine in amount of RUR 2,246,410.35 (totaling RUR 44,411,820.25) for telecommunications services provided by the Company from January to March of 2006 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the decision of the Arbitrazh Court of the city of Moscow dated June 30, 2006 the claim of the Company was satisfied.

29.

On August 31, 2006 OJSC Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUR 31,622,826.23 and fine in amount of RUR 1,856,752.26 (totaling RUR 33,479,578.49) for telecommunications services provided by the Company from April to May of 2006 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. The hearing was scheduled on November 15, 2006.

VIII.            Additional Information About The Issuer And Placement Of Its Issued Securities

8.1.                Additional Information about the Issuer

8.1.1.                  The Issuer’s Charter (Share) Capital (Equity Fund) Size and Structure

The amount of the charter capital of the Company as of September 30, 2006 was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total of 607,078.6725 rubles).

Information on issuer’s shares circulating outside the Russian Federation in accordance with foreign law on foreign issuers’ securities that certifies the rights to issuer’s shares:

As of September 30, 2006 5.58% of the Company’s ordinary shares circulated outside the Russian Federation in the form of American Depositary Receipts II Level (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with a Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

The Company’s ADRs have been listed on the New York Stock Exchange, and are also traded on the London Stock Exchange, Frankfurt Stock Exchange and other stock exchanges as non-listed shares.

Information on permits from the Federal Commission to admit the relevant category (type) issuer’s shares for circulation outside the RF: not applicable.

8.1.2.                  Changes in the Size of the Issuer’s Charter (Share) Capital (Equity Fund)

In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom’s shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the General Meeting of Shareholders (Minutes No. 1 dated July 1, 1999).

As of the end of 1998, the Company’s charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0.0025 rubles each.

As of the end of 1999, the Company’s charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0.0025 rubles each.

8.1.3.                  Formation and Uses of the Issuer’s Reserve Fund and Other Funds

Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company’s net profits until the amount of the reserve fund reached 15% of the Company’s charter capital. The reserve fund is designated for covering the Company’s losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company’s Charter. The reserve fund cannot be used for any other purposes.

The information on the amount and the uses of Reserve fund:

Indicator	As of September 30, 2006
Amount of reserve fund stated by the foundation documents, in thousand rubles	364
Amount of reserve fund as of reporting date, in thousand rubles.	364
Amount of reserve fund as of the reporting date in % to the charter capital	15%
Amount of assignments to the reserve fund during the 3rd quarter of 2006, in thousand rubles	—
Amount of reserve fund used during the 3rd quarter of 2006, in thousand rubles	—
Uses of reserve fund	—

8.1.4.                  The Procedure for Convening Meetings of the Issuer’s Top Management Body

Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

Information on holding the General Shareholders’ Meeting in the form of a meeting shall be communicated to the shareholders not later than thirty (30) calendar days before the final date of accepting the voting ballots, by sending to the shareholders a registered mail with:

•                      the text of the announcement of the holding of the General Shareholders’ Meeting;

•                      voting ballots.

In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders’ right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

An extraordinary General Shareholders’ Meeting is held upon the decision of the Board of Directors, adopted by a majority of votes of its members participating in the meeting, upon its own initiative, upon a request of the Audit Commission, external auditor of the Company, or upon the request of a shareholder (shareholders) owning, as of the date of the request, not less than 10 (ten) percent of the voting shares of the Company.

A request for the convocation of an extraordinary shareholders meeting may be submitted by way of:

•                      mailing it to the address of the Company;

•                      delivering it against signature to the person performing the functions of the sole executive body of the Company, the Chairman of the Board of Directors of the Company or other person authorized under the Company’s internal documents to accept correspondence in writing addressed to the Company.

If such notice is given as a letter via regular mail or otherwise by regular mail, the date of submission of such request will be the date indicated in the imprint of the calendar stamp evidencing the date of receipt of such mail; in the event the request for the convocation of an extraordinary General Shareholders’ Meeting is given by registered mail or other certified mail, — the date, on which such mail is delivered to the addressee against signature of the authorized person. If such notice is delivered against signature, the delivery date will be the date of acceptance signature.

Other matters related to the submission of notice are governed under the Regulations on the General Shareholders’ Meeting.

The agenda of the General Shareholders’ Meeting is to be approved by the Board of Directors of the Company. The procedure for submitting proposals and approving the agenda of an extraordinary General Shareholders’ Meeting is established by this Charter and the Regulations on the General Shareholders’ Meeting.

Shareholders (a shareholder) holding, in aggregate, not less than 2 (two) percent of the voting shares of the Company may propose items to be included in the agenda of the annual General Shareholders’ Meeting.

Such proposals should be accepted by the Company no later than sixty (60) days following the end of the financial year.

Proposals on the inclusion of items in the agenda may be submitted by way of:

•                      mailing it to the address of the Company;

•                      delivering it against signature to the person performing the functions of the sole executive body of the Company, the Chairman of the Board of Directors of the Company or other person authorized under the Company’s internal documents to accept correspondence in writing addressed to the Company.

If an item proposed for inclusion in the agenda of the General Shareholders’ Meeting is mailed, the date of submission of such proposal will be the date indicated in the imprint of the calendar stamp evidencing the mailing date; if the proposal for inclusion in the agenda of the General Shareholders’ Meeting is delivered against signature — it will be the date of acceptance signature.

Information to be provided to shareholders in preparation for a General Meeting of Shareholders includes:

•                      annual accounting statements of the Company;

•                      statements by the Company’s Audit Commission and the auditor of the Company based on the audits of the annual accounting statements of the Company;

•                      information on candidates for the Board of Directors;

•                      information on candidates for the Audit Commission;

•                      information on the proposed auditor of the Company;

•                      draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

•                      draft resolutions of the General Meeting of Shareholders proposed by persons entitled under the Charter of the Company to propose issues to be placed on the agenda of a general meeting of shareholders or require the calling of an extraordinary general meeting of shareholders;

•                      any other information (materials) required for passing resolutions on the items of the agenda of a General Meeting of Shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a General Meeting of Shareholders.

The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the general meeting of shareholders. Materials provided to persons eligible for attending the General Meeting of Shareholders in preparation for the General Meeting shall not be sent to the shareholders. Any person eligible for attending the general meeting of shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the General Meeting of Shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.

8.1.5.                  Business Entities in Which the Issuer Owns At Least 5% of Their Charter (Share) Capital (Equity Fund) or At Least 5% of Their Ordinary Shares

Information on commercial entities in which the Company owns no less than 5 per cent of the charter capital or no less than 5 per cent of ordinary shares as of September 30, 2006:

Short name: CJSC Westelcom

Full name: Closed joint stock company Westelcom

Address: 117485, Moscow, Butlerova st., 7

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC MTs NТТ

Full name: Closed joint stock company Moscow Center of New Telecommunications Technologies

Address: 121002, Moscow, Arbat st., 46

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: LLC Telecomcenter

Full name: Limited Liability Company Telecomcenter

Address: 127238, Moscow, Dmitrovskoe shosse, 46, bldg. 1

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: Subsidiary company Malakhit Boarding House

Full name: Subsidiary company Malakhit Boarding House

Address: 334200, Ukraine, AR of Crimea, Yalta, Shcherbaka st., 15

Issuer’s interest in charter capital: 100.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Zebra Telecom

Full name: Closed joint stock company Zebra Telecom

Address: 103051, Moscow, Trubnaya st., 24, bldg. 3

Issuer’s interest in charter capital: 99.99%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC RТК-Center

Full name: Closed joint stock company RТК-Center

Address: 107078, Moscow, Kalanchevskaya st., 15а

Issuer’s interest in charter capital: 99.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC SK Costars

Full name: Closed joint stock company Insurance Company of Communications Employees Trade Union Kоstars

Address: 117119, Moscow, Leninsky Prospekt st., 42

Issuer’s interest in charter capital: 86.67%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Telecomcity

Full name: Closed joint stock company Telecomcity

Address: 127091, Moscow, Delegatskaya str., 5

Issuer’s interest in charter capital: 80.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Globus-Telecom

Full name: Closed joint stock company Globus-Telecom

Address: 127018, Moscow, Obraztsova st., 38

Issuer’s interest in charter capital: 74.58%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Incom

Full name: Closed joint stock company Incom

Address: 121021, Moscow, Zubovsky blvd., 27/26 building 3

Issuer’s interest in charter capital: 54.38%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Globaltel

Full name: Closed joint stock company Globalstar – Space Telecommuncations

Address: 127427, Moscow, Dubovaya Roshcha st., 25

Issuer’s interest in charter capital: 51.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Akvapark RТ

Full name: Closed joint stock company Akvapark RТ

Address: 103091, Moscow, Delegatskaya st., 5

Issuer’s interest in charter capital: 50.00%

Company’s interest in charter capital of issuer: 0%

Board of Directors, Collective Executive Body and Sole Executive Body: not formed due to lack of company activities

Short name: OJSC CK Delovaya Set’ (Business Network)

Full name: Open joint stock company Central Company Delovaya Set’

Address: 123098, Moscow, Marshal Vassilevsky st., 1 building 2

Issuer’s interest in charter capital: 43.50%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC InformKurierSvyaz

Full name: Closed joint stock company InformKurierSvyaz

Address: 115470, Moscow, Klenovy Boulevard, 12

Issuer’s interest in charter capital: 25.32%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: OJSC ММТS No 9

Full name: Open joint stock company Moscow Long-Distance Telephone Station No 9

Address: 117485, Moscow, Butlerova st., 7

Issuer’s interest in charter capital: 36.86%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Razbeg-Marafon

Full name: Closed joint stock company Razbeg-Marafon

Address: 129116, Moscow, Trifonovskaya st., 56

Issuer’s interest in charter capital: 33.33%

Company’s interest in charter capital of issuer: 0%

Short name: OJSC RTComm.RU

Full name: Open joint stock company RTComm.Ru

Address: 123022, Moscow, 2nd Zvenigorodskaya st., 13, build. 43

Issuer’s interest in charter capital: 31.10%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Rustel

Full name: Closed joint stock company Rustel

Address: 101999, Moscow, Degtyarny Pereulok st., 6, bldg. 2

Issuer’s interest in charter capital: 25.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC NTC Comset

Full name: Closed joint stock company Scientific and Technical Center Comset

Address: 111141, Moscow, Zeleny prospekt, 7

Issuer’s interest in charter capital: 22.18%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: LLC Private Security Company Rostelecom-Bezopasnost

Full name: Limited Liability Company Private Security Company Rostelecom-Bezopasnost

Address: 127486, Moscow, Deguninskaya st., 2

Issuer’s interest in charter capital: 20%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC МS-Тrust

Full name: Closed joint stock company МS-Тrust

Address: 109044, Moscow, Vorontsovskaya st., 18/20 building 2

Issuer’s interest in charter capital: 20.00%

Company’s interest in charter capital of issuer: 0%

Short name: LLC Tver Telecom

Full name: Limited Liability Company Tver Telecom

Address: 170000, Тver, Novotorzhskaya st., 24

Issuer’s interest in charter capital: 26%

Company’s interest in charter capital of issuer: 0%

Short name: OJSC Svyazintek

Full name: Open joint stock company Communications Information Technologies

Address: 119121, Moscow, Plyushchikha st., 55, building 2.

Issuer’s interest in charter capital: 19%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC RТ-Radiotext

Full name: Closed joint stock company RТ-Radiotext

Address: 127427, Moscow, Akademika Koroleva st.,12

Issuer’s interest in charter capital of the legal person: 15.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Transportation Digital Networks

Full name: Closed joint stock company Transportation Digital Networks

Address: 143070, Moscow region, Odintsovo District, Kubinka, Sosnovka village, office 12

Issuer’s interest in charter capital: 15.00%

Company’s interest in charter capital of issuer: 0%

Short name: Golden Telecom, Inc.

Full name: Golden Telecom, Inc.

Address: 115114, Moscow, Kozhevnichesky pr., 1

Issuer’s interest in charter capital: 11.09%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: CJSC Expo-Telecom

Full name: Closed joint stock company Expo-Telecom

Address: 103375, Moscow, Tverskaya st., 7

Issuer’s interest in charter capital: 10.87%

Company’s interest in charter capital of issuer: 0%

Interest of above person in total number of ordinary shares of issuer: 0%

Short name: CJSC TV - Inform

Full name: Closed joint stock company TV - Inform

Address: 106076, Moscow, Rusakovskaya emb., 1

Issuer’s interest in charter capital: 10.50%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC WestBaltTelecom

Full name: Closed joint stock company WestBaltTelecom

Address: 236040, Kaliningrad, Lenin prospekt, 32

Issuer’s interest in charter capital: 10.00%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Saint-Petersburg Center of Telecommunications

Full name: Closed joint stock company Saint-Petersburg Center of Telecommunications

Address: 199053, Saint-Petersburg, 3d line В.О., 30-32

Issuer’s interest in charter capital: 9.38%

Company’s interest in charter capital of issuer: 0%

Short name: OJSC United Registration Company

Full name: Open joint stock company United Registration Company

Address:107078, Moscow, Kalanchevskaya st., 15а

Issuer’s interest in charter capital: 6.4%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Teleinf

Full name: Closed joint stock company Teleinf

Address: 127427, Moscow, Ak. Korolev st., 19, room 1042

Issuer’s interest in charter capital: 6.25%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC RIC

Full name: Closed joint stock company Russian Information Centers

Address: 125047, Moscow, 1st Tverskaya-Yamskaya st., 3

Issuer’s interest in charter capital: 6.18%

Company’s interest in charter capital of issuer: 0%

Short name: LLC Svyazekspertiza

Full name: Limited Liability Company Svyazekspertiza

Address: 109147, Moscow, Marxistskaya st., 22 building 1

Issuer’s interest in charter capital: 5.70%

Company’s interest in charter capital of issuer: 0%

Short name: CJSC Ramsatcom

Full name: Closed joint stock company Ramsatcom

Address: 117334, Moscow, Leninsky prospekt, 35А

Issuer’s interest in charter capital: 6.55%

Company’s interest in charter capital of issuer: 0%

8.1.6.                  Material Transactions Effected By The Issuer

During the ended fiscal quarter no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company’s assets have been effected.

8.1.7.                  The Issuer’s Credit Ratings

As of September 30, 2006, the Company’s credit rating on Standard & Poor’s international scale was ВВ-, “Steady” forecast.

History of credit rating changes in the period 2000-2006.

Rating revision date	Rating
March 28, 2006	ВВ-, “Steady” forecast
February 07, 2005	B+, “Steady” forecast
November 13, 2003	B, “Positive” forecast
April 30, 2002	В-, “Steady” forecast
July 28, 2000	ССС, “Steady” forecast
April 12, 2000	ССС-, “Steady” forecast

Full business name of the credit rating organization: Standard and Poor’s International Services Inc.

Abbreviated business name of the credit rating organization: S&P

Location of the credit rating organization:  Standard and Poor’s International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

See the methodology of credit rating assignment by Standard and Poors International Services Inc. in the Internet on www.standardandpoors.ru.

8.2.                The Issuer’s Shares by Category (Class)

The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each of 0.0025 ruble nominal value, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

No extra shares are being distributed.

The number of OJSC Rostelecom authorized shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

No shares recorded on the Company’s balance.

No securities convertible into shares.

In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-А as of September 9, 2003.

State registration numbers of issues 73-1«P»-1947 of November 10, 1993 and 1-02-00124-А of August 16, 1999 have been annulled.

The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-А as of September 9, 2003.

State registration numbers of issues 73-1«P»-1947 of November 10, 1993 and 2-02-00124-А of August 16 have been annulled.

Pursuant to the Company’s Charter each ordinary share provides its holder with an equal scope of rights.

Each holder of ordinary shares in the Company shall be entitled:

•                      to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

•                      to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

•                      to receive dividends if these are declared and paid out according to a procedure established by the Charter;

•                      to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

•                      to receive from the Company’s registrar extracts from the shareholders register certified with the registrar’s seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders’ Register, approved by the Company’s registrar within its authority;

•                      to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

•                      in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

•                      to require the Company to buy out all or any part of the holder’s shares in cases and according to the procedure provided for under effective Russian Federation legislation;

•                      to sell shares to the Company in the event that the Company resolves to buy out such shares;

•                      to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Audit Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

•                      to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

•                      to request a review (audit) of the financial and business operations of the Company.

Every holder of ordinary shares in the Company is obliged to:

•                      pay for the Company’s placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company’s Charter and a resolution on the placement of these securities;

•                      keep secret the confidential information on the Company’s operations;

•                      perform other obligations provided for under the Charter, the Company’s internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company’s shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

The Company’s shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in Article 91 of the Federal Law on Joint-Stock Companies, and the Company’s Charter.

Pursuant to the Company’s Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company’s Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company’s net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

Every holder of a Class A preferred share shall be entitled to:

•                      sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

•                      take part in a general meeting of shareholders with the right to vote on issues of the Company’s reorganization or liquidation;

•                      the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

•                      in the event of the Company’s liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company’s creditors are completed. And the property remaining after the creditors’ claims have been satisfied shall be used to effect payments in the following manner:

•                      available unpaid dividends on Class A preferred shares shall be paid;

•                      holders of Class A preferred shares shall be paid the nominal value of the shares belonging to them;

•                      the remaining property shall be distributed among the holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

•                      receive from the Company’s registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

•                      receive information contained in the Company’s documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

•                      exercise the rights referred to in the Charter in accordance with the effective law and the Company’s Charter.

Each holder of Class A preferred shares is obliged:

•                      not disclose confidential information on the Company’s operations;

•                      perform other obligations provided for under the Charter, the Company’s internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.

8.3.                Prior Issues of the Issuer’s Securities Other Than its Shares

8.3.1.                  Issues of Which All Securities Have Been Redeemed (Cancelled)

There are no issues all securities of which have been redeemed (cancelled).

8.3.2.                  Issues of Securities Currently in Circulation

The Company has issued no securities other than shares.

8.3.3.                  Issues of Securities under Which the Issuer’s Obligations Have Not Been Fulfilled (Default)

There are no securities under which the Company’s obligations have not been fulfilled.

8.4.                Entity (Entities) that Have Provided Security for Bonds Issued

The Company has issued no bonds.

8.5.                Issued Bond Obligation Security Terms

The Company has issued no bonds.

8.6.                Organizations that Register the Rights to Securities Issued by the Issuer

Since April 20, 1997, the register of the Company shareholders is run by a specialized registrar, OJSC United Registration Company that is assignee CJSC Registrator-Svyaz. The office was registered at 70 Pyatnitskaya st. 113095, Moscow and located at 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00314 of March 30, 2004 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

The Company doesn’t retain the depositary for running book-entry settlement system.

8.7.                Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

Matters related to the specifics of payment to nonresidents of dividends on the Company’s shares are governed by the following laws:

Federal Law No. 208-FZ of December 26, 1995 on Joint Stock Companies as amended on March 5, 2004 (effective since November 12, 2004), which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 173-FZ of December 10, 2003 on Currency Regulation and Currency Control as amended on July 26, 2006 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 160-FZ of July 9, 1999 on Foreign Investments in the Russian Federation as amended on June 03, 2006 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.

8.8.                Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

The Company has placed one type of issued securities only – its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares.

The tax on dividends was levied in 2006 as follows:

Dividends

Individuals

Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

Dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 30%. The tax base is determined as the amount of dividends payable.

Organizations

Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

Pursuant to Article 275 of the Tax Code of the Russian Federation, in payment of dividends to individuals and organizations the Company acts as a tax agent, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

The taxes on dividends accrued upon the results of preceding fiscal periods but payable to Russian entities and individuals (residents of the Russian Federation) in the current fiscal period are imposed in accordance with effective Russian tax legislation. In addition the amount of tax payable is calculated in accordance with Article 275 of the Tax Code implying the effective tax rate.

Paying off dividends upon the results of preceding fiscal years taxes are to be levied under the effective tax rate calculated for period of corresponding dividend payment since dividends upon the results of 2001. As of the last day of the fiscal quarter the Company was applying the following tax rates for the preceding periods of dividend payments.

	Dividends for:
	2001 year	2002 year	2003 year	2004 year	2005 year
Tax rate withheld from dividends paid off in 2006	9%	6.9293%	8.6419%	8.6419%	8.3002%

Proceeds from the Sale of Securities

Individuals

Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: (i) the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market or (ii) property tax deduction in the amount of up to 125,000 rubles (if the shares were owned by a given individual during a period of less than three years) or the full amount of proceeds from the sale of shares.

Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents – sellers of the shares. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT.

Organizations

Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: i) the shares are sold on the territory of the Russian Federation and ii) in the period of such sale more than 50% of the Company’s assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

Application of International Agreement Provisions

In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company’s shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.

8.9.                The Declared (Accrued) and Paid Dividends on Issuer’s Shares and Stock Income

Year of General Meeting	2002	2003	2004	2005	2006
Dividends	For 2001	For 2002	For 2003	For 2004	For 2005
Distributed dividends on one ordinary share (Rub)	0.2144961	0.54347	0.87807	1.4593	1.5617

Total dividends distributed on ordinary shares	156,302,518.73	396,024,589.03	639,846,379.35	1,063,386,539.80	1,138,005,042.95

Total dividends actually paid on ordinary shares (Rub)	154,923,135.07	392,740,962.86	636,480,272.68	1,059,529,316.57	680,786,762.61
Distributed dividends on one Class A preferred share (Rub)	0.9195237	1.27472	3.25301	2.9738	3.7178

Total dividends distributed on preferred shares (Rub)	223,289,290.85	309,542,130.12	789,933,193.95	722,132,222.51	902,798,835.47

Total dividends actually paid on preferred shares	220,325,509.65	305,365,758.60	778,144,557.84	710,617,618.37	116,227,763.40

Management body passing a resolution on payment of dividends on shares	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders

Date of annual general meeting of shareholders	June 01, 2002	June 15, 2003	June 26, 2004	June 25, 2005	June 24, 2006

Date and Protocol number of general meeting of shareholders passing resolution on payment of dividends	Minutes No. 1 of June 10, 2002	Minutes No. 1 of June 20, 2003	Minutes No. 1 of July 07, 2004	Minutes No. 1 of July 08, 2005	Minutes No. 1 of July 09, 2006

Register closure date	April 14	April 28	May 11	May 06	May 05

Start of dividend payment	August 1	July 1	July 15	July 15	July 15

End of dividend payment	December 31	December 31	December 15	December 15	December 15

Form of dividend payment	Cash	Cash	Cash	Cash	Cash

OJSC Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons registered in the OJSC Rostelecom register as of the date of closure thereof.

The main reason for dividend non-payment is an absence of updated personal information of shareholder in the Company’s register regarding:

•                              changes in place of residence when choosing to receive dividends by postal transfer;

•                              changes in bank details when choosing to receive dividends by bank transfer;

•                              incorrect way of receiving dividends (concerning shareholders not employed by OJSC Rostelecom but choosing to receive dividends at the Company’s cash offices);

•                              changes in passport information when choosing any way of payment.

At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, a shareholder of the Company shall promptly inform the Company’s registrar, OJSC United Registration Company, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

Upon submission by a Company’s shareholder of its changed data required for dividend payment the Company’s registrar, OJSC United Registration Company will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company’s registrar.

8.10.         Other Information

No information.

Annex No. 1. The Company’s quarterly financial statements for the 3rd quarter of 2006

(Truncated)

Annex No. 2. The Company’s consolidated accounting statements pursuant IFRS for 2005

(Truncated)

Annex No. 3. The Company’s Accounting Policy for Business Accounting in 2006

(Truncated)